   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           COMMERCE BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

             MISSOURI                             6712                            43-0889454
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                                  1000 WALNUT
                          KANSAS CITY, MISSOURI 64106
                                 (816) 234-2000
          (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                            J. DANIEL STINNETT, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                           COMMERCE BANCSHARES, INC.
                                  1000 WALNUT
                          KANSAS CITY, MISSOURI 64106
                                 (816) 234-2350
                              FAX: (816) 234-2333
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   Copies to:

              DENNIS P. WILBERT, ESQ.                              THOMAS CUMMINGS, ESQ.
        BLACKWELL SANDERS PEPER MARTIN LLP                        ARMSTRONG TEASDALE LLP
                TWO PERSHING SQUARE                         ONE METROPOLITAN SQUARE, SUITE 2600
               2300 MAIN, SUITE 1000                             ST. LOUIS, MISSOURI 63102
            KANSAS CITY, MISSOURI 64108                               (314) 621-5070
                  (816) 983-8124                                    FAX: (314) 621-5065
                FAX: (816) 983-8080

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this registration statement is declared effective and all other conditions to the merger (as described herein) have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM
                                                       AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED      REGISTERED           PER UNIT*              PRICE*
-----------------------------------------------------------------------------------------------------------------
Common Stock, par value $5.00 per share...            876,750 shares           $17.92            $15,711,360
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

--------------------------------------------------  --------------------
--------------------------------------------------  --------------------

                                                         AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED    REGISTRATION FEE
--------------------------------------------------  --------------------
Common Stock, par value $5.00 per share...                 $4,148
---------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

* Pursuant to Rule 457(f)(2) under the Securities Act of 1933, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price represents the book value of the maximum amount of common stock, $1.00 par value per share, of Breckenridge Bancshares Company estimated to be outstanding immediately prior to, and to be canceled in, the merger described herein as of September 30, 2000.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                          , 2000

Dear Breckenridge Bancshares Company Shareholder:

     You are cordially invited to attend the Special Meeting of the Shareholders
of Breckenridge Bancshares Company which will be held at                  , on
                 ,                  , 2001, commencing at      p.m., local time.
At this important meeting, holders of common stock of Breckenridge will be asked to adopt a merger agreement and approve a merger between Breckenridge and CBI-Kansas, Inc., a wholly owned subsidiary of Commerce Bancshares, Inc. Breckenridge presently owns all of the issued and outstanding shares of The Centennial Bank.

     The merger agreement was executed on October 20, 2000 and provides for the merger of Breckenridge into CBI-Kansas, after certain conditions are met, including the approval of Breckenridge's shareholders. The merger is also subject to certain required regulatory approvals and will be completed shortly after the necessary regulatory approvals are obtained and other conditions are satisfied or waived. Under Missouri law, holders of common stock of Breckenridge have dissenters' rights of appraisal with respect to the merger.

     The enclosed Prospectus/Proxy Statement describes the terms of the merger in more detail. You should review the Prospectus/Proxy Statement carefully. Your board of directors has carefully reviewed and considered the terms and conditions of the merger and believes that it is fair and in the best interests of Breckenridge and its shareholders and unanimously recommends that shareholders vote "for" the proposal.

     A two-thirds vote of all outstanding shares of Breckenridge's common stock is required to approve the merger. To ensure your shares will be represented at the meeting, whether or not you plan to attend, I urge you to promptly sign, date and mail your proxy in the enclosed self-addressed envelope, which requires no postage. You may cancel your proxy by attending the meeting and voting in person.

                                            Sincerely,

                                            Jerry L. Byrd, Sr.
                                            President

BRECKENRIDGE BANCSHARES COMPANY

To the Shareholders of Breckenridge Bancshares Company:

     A Special Meeting of the shareholders of Breckenridge Bancshares Company, a
Missouri Corporation, will be held at           , on             , 2001,
commencing at   p.m., local time for the following purposes:

          To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of October 20, 2000 among Commerce Bancshares, Inc., CBI-Kansas, Inc. and Breckenridge Bancshares Company, a copy of which is attached as Appendix A to the accompanying Prospectus/Proxy Statement.

     Holders of Breckenridge common stock of record at the close of business on
            , 2000, will be entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Approval of the merger agreement, which is a condition to the consummation of the transactions contemplated by the merger agreement, requires the affirmative vote of the holders of two-thirds of the outstanding shares of Breckenridge common stock. Pursuant to Section 351.455 of the Missouri General and Business Corporation Law, Breckenridge's shareholders are entitled to dissenters' rights.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER. YOUR BOARD BELIEVES THAT THE MERGER IS FAIR AND IN THE BEST INTERESTS OF BRECKENRIDGE AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND THE MERGER.

                                            By Order of the Board of Directors

                                            Jerry L. Byrd. Sr.
                                            President

Breckenridge Hills, Missouri
            , 2000

                                   PROSPECTUS

                                       OF

                           COMMERCE BANCSHARES, INC.

                         876,750 SHARES OF COMMON STOCK

                                $5.00 PAR VALUE

     The boards of directors of CBI-Kansas, Inc. and Breckenridge Bancshares Company and the Executive Committee of the Board of Directors of Commerce Bancshares, Inc. have agreed to the merger of Breckenridge into CBI-Kansas. After the merger, Breckenridge will cease to exist as a separate legal entity and CBI-Kansas will continue as the merger's surviving corporation. As a result of the merger, Commerce will issue a total of 876,750 shares of Commerce common stock to the shareholders of Breckenridge. The number of shares of Commerce common stock to be issued for each share of Breckenridge common stock will be determined by dividing 876,750 by the total number of shares of Breckenridge common stock issued and outstanding on the effective date of the merger. Commerce common stock is traded on The Nasdaq Stock Market under the symbol "CBSH."

                                PROXY STATEMENT

                                       OF

                        BRECKENRIDGE BANCSHARES COMPANY

                     FOR A SPECIAL MEETING OF SHAREHOLDERS

                     TO BE HELD ON                  , 2001

     The merger cannot be completed unless the Breckenridge shareholders approve it by an affirmative vote of the holders of at least two-thirds of the outstanding shares. Breckenridge's board of directors has scheduled a special meeting for Breckenridge's shareholders to vote on the merger as follows:

        ------------------------------------------------------- , 2001

        ------------------------------------------- , p.m., local time

        --------------------------------------------------------------

        --------------------------------------------------------------

     This document gives you detailed information about the proposed merger. We encourage you to read this entire document carefully. Please see "Where You Can Find More Information" beginning on page 48 for additional information about Commerce on file with the SEC.

     This proxy statement/prospectus is first being mailed to shareholders on or
about             , 2000.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE COMMERCE COMMON STOCK TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THE PROXY
STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       The date of this Proxy Statement/Prospectus is             , 2000.

                               TABLE OF CONTENTS

                                                                 PAGE
                                                                 ----
DOCUMENTS INCORPORATED BY REFERENCE.........................      iii
WHAT BRECKENRIDGE SHAREHOLDERS WILL RECEIVE IN THE MERGER...        1
QUESTIONS AND ANSWERS ABOUT THE MERGER......................        1
SUMMARY.....................................................        3
  The Companies.............................................        3
  The Merger................................................        3
  Reasons for the Merger....................................        3
  Recommendation to Shareholders............................        4
  What Breckenridge Shareholders will Receive in the
     Merger.................................................        4
  Certain U.S. Federal Income Tax Considerations............        4
  Conditions to Completing the Merger.......................        4
  Termination of the Merger Agreement.......................        5
  Stock Certificates and Dividend Withholding...............        5
  Comparative Stock Prices..................................        5
  Appraisal Rights..........................................        6
  Comparison of Shareholder Rights..........................        6
  Opinion of Financial Advisor..............................        6
  Accounting Treatment......................................        6
PRO FORMA AND SELECTED FINANCIAL DATA.......................        7
COMPARATIVE PER SHARE DATA..................................        8
THE SPECIAL MEETING.........................................        9
  General Information.......................................        9
  Matters to be Considered..................................        9
  Record Date; Quorum.......................................        9
  Votes Required............................................        9
  Security Ownership of Management..........................        9
  Voting and Revocation of Proxies..........................        9
  Solicitation of Proxies...................................       10
THE COMPANIES...............................................       11
  Commerce..................................................       11
  Breckenridge..............................................       11
THE MERGER..................................................       11
  General...................................................       11
  Conversion of Breckenridge Stock..........................       11
  Stock Options.............................................       12
  Exchange of Breckenridge Stock Certificates...............       12
  Fractional Shares.........................................       12
  Background of Negotiations................................       12
  Reasons for the Merger....................................       13
  Opinion of Breckenridge Financial Advisor.................       14
  Operations and Management After the Merger................       19
  Conditions to the Merger..................................       20
  Conduct of Business Pending the Merger....................       20
  No Solicitation...........................................       22
  Waiver and Amendment......................................       22
  Possible Termination of the Merger........................       22
  Effective Time............................................       23

                                                                 PAGE
                                                                 ----
  Employment Terms of Jerry L. Byrd, Sr. ...................       23
  Federal Securities Laws Consequences......................       23
  Rights of Dissenting Shareholders.........................       23
  Transactions Between Commerce and Breckenridge............       24
  Accounting Treatment; Restrictions on Sales by
     Affiliates.............................................       24
FEDERAL INCOME TAX CONSEQUENCES.............................       25
BENEFICIAL OWNERSHIP OF SECURITIES..........................       26
DIFFERENCES IN RIGHTS OF SHAREHOLDERS.......................       28
  General...................................................       28
  Number of Directors and Term..............................       28
  Removal of Directors......................................       28
  Voting....................................................       28
  Dividends and Liquidation Preference......................       29
  Preemptive Rights.........................................       29
  Special Meetings..........................................       29
  Indemnification; Limitation of Liability..................       29
  Shareholder Inspection....................................       30
  Amendment of Articles of Incorporation....................       30
  Amendment of Bylaws.......................................       30
  Notice of Shareholder Proposals; Nominations of
     Directors..............................................       30
  Shareholders' Vote for Mergers............................       31
  Dissenters' Rights........................................       31
  Anti-takeover Statutes....................................       31
  Preferred Share Purchase Rights Plan......................       31
SELECTED CONSOLIDATED FINANCIAL DATA OF BRECKENRIDGE
  BANCSHARES COMPANY........................................       32
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
  BRECKENRIDGE BANCSHARES COMPANY...........................       33
COMMERCE COMMON STOCK AND BRECKENRIDGE COMMON STOCK
  COMPARATIVE PER SHARE PRICES AND DIVIDENDS................       47
LEGAL OPINION...............................................       47
EXPERTS.....................................................       48
  Independent Public Accountants for Commerce Bancshares,
     Inc....................................................       48
  Independent Public Accountants for Breckenridge Bancshares
     Company................................................       48
SHAREHOLDER PROPOSALS.......................................       48
WHERE YOU CAN FIND MORE INFORMATION.........................       48
INDEX TO FINANCIAL STATEMENTS OF BRECKENRIDGE BANCSHARES
  COMPANY...................................................      F-i

APPENDICES
  Appendix A -- Copy of Merger Agreement
  Appendix B -- Rights of Shareholders Dissenting from
     Proposed Merger
  Appendix C -- Opinion of Stifel, Nicolaus & Company,
     Incorporated

                      DOCUMENTS INCORPORATED BY REFERENCE

     This proxy statement/prospectus incorporates by reference important information that we are not delivering with this document. The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document separately filed with the SEC. See "Where You Can Find More Information" beginning on page 48. You can obtain this information without charge by contacting:

                           COMMERCE BANCSHARES, INC.
                                  1000 Walnut
                          Kansas City, Missouri 64106
                         Attention: J. Daniel Stinnett
                                 (816) 234-2350

     To ensure timely delivery of the documents in advance of the special
meeting, you should make your request no later than             , 2001.

           WHAT BRECKENRIDGE SHAREHOLDERS WILL RECEIVE IN THE MERGER

     The number of shares of Commerce common stock into which one share of Breckenridge common stock would be converted in the merger is referred to in this document as the "merger consideration" or the "exchange ratio." In the merger, Commerce expects to issue 876,750 shares of its common stock for all shares of Breckenridge common stock held by Breckenridge shareholders immediately before completion of the merger. It is currently anticipated that 1,019,313 shares of Breckenridge common stock will be outstanding on the effective date of the merger and that each share of Breckenridge common stock will be converted into the right to receive 0.8601 shares of Commerce common stock.

     The actual value of the shares of Commerce common stock issued in the merger cannot be determined at this time since it is based on the market price of such shares at the time the merger is completed. The last reported sales
price on             , 2000 for Commerce shares as reported by The Nasdaq Stock
Market was $     . You should obtain current market prices for the Commerce common stock.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:   WHY SHOULD BRECKENRIDGE MERGE WITH COMMERCE?

A: Breckenridge's board of directors believes that the merger will benefit Breckenridge and its shareholders because, among other reasons:

     -- the merger offers Breckenridge shareholders an attractive premium over book value of the common stock;

     -- the merger provides Breckenridge shareholders with the opportunity to participate in a larger, more diversified company with greater financial stability, and a more liquid market for their shares;

     -- the merger offers Breckenridge shareholders, customers and employees a unique opportunity to realize the benefits created by combining the two companies.

Q:   WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:   We expect the complete the merger promptly after receiving shareholder
     approval at the special meeting on             , 2001.

Q:   WHAT DO I NEED TO DO NOW?

A: You should carefully read and consider the information contained in this document. Then, please fill out, sign and mail your proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. If the card does not specify a choice, your shares will be voted "FOR" the merger and all other proposals.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, Breckenridge shareholders will receive written instructions for exchanging their stock certificates for certificates of Commerce common stock.

Q:   IF I AM NOT GOING TO ATTEND THE SPECIAL MEETING, SHOULD I RETURN MY PROXY
     CARD?

A: Yes. Returning your proxy card ensures that your shares will be represented at the special meeting, even if you are unable or do not want to attend.

Q:   CAN I CHANGE MY VOTE AFTER I MAIL MY PROXY CARD?

A: Yes. You can change your vote at any time before we vote your proxy at the special meeting. You can do this in three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to Breckenridge Bancshares Company, 9850 St. Charles Rock Road, Breckenridge Hills, Missouri 63074, Attention:

     Jerry L. Byrd, Sr. Third, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must request a ballot and vote the ballot at the meeting.

Q:   WHO CAN HELP ANSWER QUESTIONS?

A:   If you have more questions about the merger, you should contact:

     Commerce Bancshares, Inc.
     1000 Walnut
     Kansas City, Missouri 64106
     Attention: J. Daniel Stinnett
     Telephone (816) 234-2350

     Breckenridge Bancshares Company
     9850 St. Charles Rock Road
     Breckenridge Hills, Missouri 63074
     Attention: Jerry L. Byrd, Sr.
     Telephone: (314) 423-6800

                                    SUMMARY

     This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully and for a complete description of the legal terms of the merger, you should read carefully this entire document and the documents we have referred you to. See "Where You Can Find More Information" beginning on page 48.

THE COMPANIES

Commerce Bancshares, Inc.
1000 Walnut
Kansas City, Missouri 64106
(816) 234-2000
Website: www.commercebank.com

     Commerce is a registered multi-bank holding company which owns all of the outstanding capital stock (except directors' qualifying shares) of one national banking association located in Missouri, one national banking association headquartered in Illinois, one national bank located in Kansas and a credit card bank in Omaha, Nebraska. Commerce also directly or indirectly owns various nonbanking subsidiaries, including a mortgage banking company, a credit life insurance company, a small business investment company, a property and casualty insurance agency and a company primarily engaged in holding bank-related real property. The principal assets of Commerce are represented by its banking subsidiaries. The business of Commerce consists primarily of ownership, supervision and control of its subsidiaries, including providing advice, counsel and specialized services in various fields of financial and banking policy and operations.

     The total assets of Commerce, on a consolidated basis as of September 30, 2000, were approximately $11.0 billion and net income for the nine months ended September 30, 2000, was approximately $132.4 million.

Breckenridge Bancshares Company
9850 St. Charles Rock Road
Breckenridge Hills, Missouri 63074
(314) 423-6800

     Breckenridge is a registered bank holding company headquartered in Breckenridge Hills, Missouri which owns all of the outstanding capital stock of The Centennial Bank, a Missouri state bank located in Breckenridge Hills, Missouri. The total assets of Breckenridge on a consolidated basis, as of September 30, 2000 were approximately $273 million and net income for the nine months ended September 30, 2000 was approximately $1.6 million.

THE MERGER

     We have entered into an Agreement and Plan of Merger with our wholly owned subsidiary, CBI-Kansas, Inc., and Breckenridge Bancshares Company. In the proposed merger, Breckenridge will be merged with and into CBI-Kansas, with CBI-Kansas as the surviving corporation. We have attached the Agreement and Plan of Merger to this proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement as it is the legal document that governs the merger.

REASONS FOR THE MERGER

     Our companies are proposing to merge because we believe that by combining them we can create a stronger and more diversified company that will provide significant benefits to our stockholders and customers alike.

RECOMMENDATION TO SHAREHOLDERS

     The Breckenridge board of directors believes that the merger is fair to you and in your best interests and unanimously recommends that you vote "FOR" the proposal to approve the merger.

WHAT BRECKENRIDGE SHAREHOLDERS WILL RECEIVE IN THE MERGER

     If we complete the merger, shareholders will receive for Breckenridge common stock 876,750 shares of Commerce common stock. It is currently anticipated that 1,019,313 shares of Breckenridge common stock will be outstanding as of the effective date of the merger and each share of Breckenridge common stock will be converted into the right to receive 0.8601 shares of Commerce common stock. Commerce will not issue any fractional shares in the merger. Instead you will receive cash for any fractional share of Commerce common stock owed to you. The amount of cash you will receive will be based upon the average closing sale price of Commerce common stock over a specified period of time before the merger.

     Following the merger, you will be entitled to exchange your shares of Breckenridge common stock for shares of Commerce common stock by sending your Breckenridge common stock share certificates and a form that we will send to you, to the exchange agent, Commerce Bank, N.A., which will then exchange them for shares of Commerce common stock and cash representing any fractional shares of Commerce common stock. For more information on how this exchange procedure works, see "The Merger -- Exchange of Breckenridge Stock Certificates" on page 12.

     Commerce common stock trades on The Nasdaq Stock Market under the symbol "CBSH." You may obtain current stock price quotations for Commerce common stock from your stockbroker, in major newspapers such as The Wall Street Journal and on the Internet.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     Breckenridge shareholders should not recognize gain or loss for federal income tax purposes in the merger, although you may recognize gain or loss with respect to cash you receive in payment of any fractional share that may result from the exchange ratio of the merger.

CONDITIONS TO COMPLETING THE MERGER

     The completion of the merger depends on the satisfaction of a number of conditions, including the following:

     - approval by the Breckenridge shareholders,

     - the continued accuracy of each company's representations and warranties and compliance by each company with its obligations contained in the merger agreement,

     - receipt of a legal opinion from Commerce's counsel as to the tax consequences of the merger,

     - receipt of legal opinions from Commerce's counsel and Breckenridge's counsel covering customary corporate law matters,

     - receipt of the required regulatory approvals,

     - there being no legal action or court order that prohibits the merger,

     - the declaration of effectiveness of this registration statement,

     - there being no material adverse change in the financial condition or assets of either Commerce or Breckenridge,

     - certain financial measures applicable to Breckenridge being satisfied,

     - the receipt by Breckenridge of an opinion of Stifel, Nicolaus & Company, Incorporated passing on the fairness of the merger to the holders of Breckenridge common stock,

     - receipt of documentation from the FDIC confirming compliance by Breckenridge and its subsidiaries with the memorandum of understanding between Breckenridge and the FDIC, and

     - the cancellation of all outstanding unexercised stock options under Breckenridge's stock option plans.

TERMINATION OF THE MERGER AGREEMENT

     Commerce, CBI-Kansas and Breckenridge can agree to terminate the merger agreement without completing the merger, and either company can terminate the merger agreement on its own without completing the merger under various circumstances, including if any of the following occurs:

     - by any of the companies if the merger has not been consummated by March 31, 2001, but such date may be extended in certain circumstances,

     - by any of the companies if any banking regulatory approval of the merger is denied or if any governmental entity has issued an order imposing a burdensome condition on any of the companies,

     - by Commerce or CBI-Kansas, on the one hand, or Breckenridge on the other, if the other party has materially breached the merger agreement and has not cured such breach within 45 days of notice of the breach,

     - by Commerce or CBI-Kansas if the board of directors of Breckenridge fails to recommend adoption of the merger agreement by the shareholders of Breckenridge, or amends or modifies such recommendation in a manner materially adverse to Commerce, or withdraws such recommendation,

     - by Breckenridge, if it does not receive a "bring-down" fairness opinion from Stifel Nicolaus as of the date of the Breckenridge proxy statement,

     - by any of the companies if the shareholders of Breckenridge fail to vote their approval of the merger agreement,

     - by Commerce or CBI-Kansas, on the one hand, and Breckenridge, on the other hand, if there has been a material adverse change in the business or financial condition of the other party and such change has not been cured within 45 days of notice of the change or the closing date, whichever is earlier.

STOCK CERTIFICATES AND DIVIDEND WITHHOLDING

     Breckenridge shareholders, other than those Breckenridge shareholders who perfect their dissenters' rights of appraisal, must surrender the certificates for their shares of Breckenridge common stock to Commerce, and inform Commerce of their federal taxpayer identification number, before receiving a certificate for the number of shares of Commerce common stock and any cash in lieu of fractional shares to which such shareholders are entitled. Until a Breckenridge shareholder surrenders the certificates for his or her Breckenridge common stock and informs Commerce of his or her federal taxpayer identification number, Commerce may withhold the payment of any or all dividends which would otherwise be payable to such shareholder as a shareholder of Commerce. See "The
Merger -- Exchange of Breckenridge Stock Certificates" on page 12.

COMPARATIVE STOCK PRICES

     Shares of Commerce common stock are traded on The Nasdaq Stock Market. The last sale price of Commerce common stock as reported on Nasdaq on October 19, 2000 (the last trading day preceding the execution of the merger agreement), was $35.3125. The last sale price for Commerce common stock as reported on Nasdaq on
            , 2000 (the most recent date for which it was practicable to obtain
market price data prior to the printing of this Prospectus) was $     .

     As of September 30, 2000, there were 249 holders of record of Breckenridge common stock. There is no established public trading market for the shares of Breckenridge common stock and there has been limited trading of Breckenridge common stock. Management has reviewed available records of purchases and sales of Breckenridge common stock and, based on such review, since January 1, 1998, two sales of Breckenridge common stock have been at prices ranging from $15.49 to $15.50 per share. See "Commerce Common Stock and Breckenridge Common Stock Comparative Per Share Prices and Dividends" on page 47.

APPRAISAL RIGHTS

     Under Missouri law, each holder of Breckenridge common stock who dissents from the merger has the right to have the fair value of his or her shares appraised by a court and paid to him or her in cash. In order to exercise dissenters' rights, the shareholder must comply with specific procedural requirements. If the shareholder fails to comply with these requirements, dissenters' rights will not be available. See "The Merger -- Rights of Dissenting Shareholders" beginning on page 23.

COMPARISON OF SHAREHOLDER RIGHTS

     When the merger closes, Breckenridge shareholders will become Commerce shareholders. Their rights will continue to be governed by Missouri law and Commerce's governing corporate documents rather than Breckenridge's governing corporate documents, as is currently the case. Accordingly, in a number of respects the rights of Breckenridge's shareholders will change as a result of the merger. For a description of these changes, see "Differences in Rights of Shareholders" beginning on page 28.

OPINION OF FINANCIAL ADVISOR

     In deciding to approve the Breckenridge board considered the opinion from its financial advisor, Stifel, Nicolaus & Company, Incorporated, as to the fairness from a financial point of view of the shares of Commerce common stock to be exchanged for each share of Commerce common stock. This opinion is attached as Appendix C to this proxy statement/prospectus. SHAREHOLDERS OF BRECKENRIDGE ARE URGED TO, AND SHOULD, READ STIFEL NICOLAUS' OPINION IN ITS ENTIRETY.

ACCOUNTING TREATMENT

     The Merger will be treated by Commerce as a pooling of interests for accounting purposes.

                     PRO FORMA AND SELECTED FINANCIAL DATA
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

     We are providing the following financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical financial statements of Commerce and Breckenridge and the related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations. These items for Breckenridge are contained in its Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 33. These items for Commerce are contained in its annual, quarterly and other reports that Commerce has filed with the Securities and Exchange Commission that are incorporated herein by reference. See "Where You Can Find More Information" beginning on page 48.

     The following table presents for Commerce and Breckenridge on an historical basis, selected consolidated financial data and unaudited pro forma combined amounts reflecting the merger. The pro forma amounts assume the merger had been effective during the periods presented. Pro forma per share amounts assume an exchange ratio of 0.8601 shares of Commerce common stock for each share of Breckenridge common stock. See "The Merger -- Conversion of Breckenridge Stock" on page 11.

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                          FOR THE YEAR ENDED DECEMBER 31,
                            -------------------------   -----------------------------------------------------------------
                               2000          1999          1999          1998          1997          1996         1995
                            -----------   -----------   -----------   -----------   -----------   ----------   ----------
Net interest income and
  other income:
  Commerce................  $   545,856   $   521,853   $   702,210   $   641,782   $   577,866   $  524,905   $  488,895
  Breckenridge
    Bancshares............        6,815         5,806         8,079         6,008         4,667        3,673        2,966
  Pro Forma...............      552,671       527,659       710,289       647,790       582,533      528,578      491,861
Net income:
  Commerce................      132,351       121,860       166,213       150,091       132,702      119,512      107,640
  Breckenridge
    Bancshares............        1,605         1,232         1,713           492           816          435          373
  Pro Forma...............      133,956       123,092       167,926       150,583       133,518      119,947      108,013
Diluted income per common
  and common equivalent
  share:
  Commerce*...............         2.04          1.80          2.47          2.19          1.93         1.71         1.49
  Breckenridge
    Bancshares............         1.62          1.24          1.73          0.50          1.07         0.62         0.53
  Pro Forma...............         2.03          1.80          2.46          2.17          1.93         1.70         1.48
Historical dividends paid
  per common share:
  Commerce*...............        0.443         0.408         0.544         0.501         0.450        0.397        0.358
  Breckenridge
    Bancshares............        0.070         0.070         0.090         0.080         0.080        0.080        0.080
  Pro Forma...............        0.443         0.408         0.544         0.501         0.450        0.397        0.358
Total assets (end of
  period):
  Commerce................   10,963,581    11,116,740    11,400,936    11,402,023    10,306,941    9,698,186    9,573,951
  Breckenridge
    Bancshares............      272,512       217,100       237,410       199,580       150,107      107,207       79,745
  Pro Forma...............   11,236,093    11,333,840    11,638,346    11,601,603    10,457,048    9,805,393    9,653,696
Long-term borrowings (end
  of period):
  Commerce................       74,926        25,975        25,735        27,130         7,102       14,120       14,562
  Breckenridge
    Bancshares............       19,000            --            --            --            --           --           --
  Pro Forma...............       93,926        25,975        25,735        27,130         7,102       14,120       14,562
Total stockholders' equity
  (end of period):
  Commerce................    1,120,222     1,075,765     1,079,832     1,080,785       980,784      924,271      883,783
  Breckenridge
    Bancshares............       15,011        13,018        13,452        12,007        10,913        7,046        6,709
  Pro Forma...............    1,135,233     1,088,783     1,093,284     1,092,792       991,697      931,317      890,492
Book value per common
  share (end of period):
  Commerce*...............        17.73         16.30         16.49         16.03         14.62        13.56        12.58
  Breckenridge
    Bancshares............        15.41         13.36         13.81         12.32         11.68        10.00         9.51
  Pro Forma...............        17.73         16.29         16.48         16.01         14.60        13.55        12.56

---------------

* Commerce per share information has been restated for a 5% stock dividend declared in October 2000.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth per share data of:

     -- Commerce on a historical basis.

     -- Breckenridge on a historical basis.

     -- Commerce and Breckenridge combined on a pro forma basis.

     -- Commerce and Breckenridge combined on a pro forma basis stated on an equivalent Breckenridge basis.

     This table should be read in conjunction with the historical financial statements and notes thereto for Commerce and the historical financial statements for Breckenridge contained herein. Pro forma combined and equivalent pro forma per share data reflect the combined results of Commerce and Breckenridge presented as though they were one company for all periods shown. Pro forma and equivalent pro forma cash dividends paid per share reflect Commerce's cash dividends paid in the periods indicated. The pro forma amounts do not include any adjustments for any estimated operating efficiencies or revenue enhancements resulting from the proposed merger.

     All shares of Breckenridge common stock shall be exchanged for 876,750 shares of Commerce common stock. Based on representations of Breckenridge with respect to the outstanding number of shares of Breckenridge common stock, we anticipate that each share of Breckenridge common stock will be exchanged for
 .8601 shares of Commerce common stock. The Breckenridge equivalent pro forma per share information shows the effect of the mergers from the perspective of an owner of Breckenridge common stock.

                                                        HISTORICAL                       EQUIVALENT
                                                 ------------------------                PRO FORMA
                                                             BRECKENRIDGE   PRO FORMA   BRECKENRIDGE
                                                 COMMERCE*    BANCSHARES    COMMERCE*    BANCSHARES
                                                 ---------   ------------   ---------   ------------
Diluted income per common equivalent share:
  Twelve months ended:
  December 31, 1999............................   $ 2.47        $ 1.73       $ 2.46        $ 2.12
  December 31, 1998............................     2.19          0.50         2.17          1.87
  December 31, 1997............................     1.93          1.07         1.93          1.66
  Nine months ended:
  September 30, 2000...........................     2.04          1.62         2.03          1.75
  September 30, 1999...........................     1.80          1.24         1.80          1.54
Cash dividends paid per share:
  Twelve months ended:
  December 31, 1999............................    0.544         0.090        0.544         0.468
  December 31, 1998............................    0.501         0.080        0.501         0.431
  December 31, 1997............................    0.450         0.080        0.450         0.387
  Nine months ended:
  September 30, 2000...........................    0.443         0.070        0.443         0.381
  September 30, 1999...........................    0.408         0.070        0.408         0.351
Book value per common share at:
  December 31, 1999............................    16.49         13.81        16.48         14.18
  December 31, 1998............................    16.03         12.32        16.01         13.77
  December 31, 1997............................    14.62         11.68        14.60         12.56
  September 30, 2000...........................    17.73         15.41        17.73         15.25
  September 30, 1999...........................    16.30         13.36        16.29         14.01

---------------

* Commerce per share information has been restated for a 5% stock dividend declared in October 2000.

                              THE SPECIAL MEETING

GENERAL INFORMATION

     This proxy statement/prospectus is provided to the shareholders of Breckenridge in connection with the solicitation of proxies by the Breckenridge board of directors for use at the Breckenridge special meeting to be held on
            , 2001 at      p.m., local time, at           .

MATTERS TO BE CONSIDERED

     At the special meeting, Breckenridge's shareholders will consider and vote upon a proposal to approve the merger agreement. The shareholders will also consider any other matters that may properly come before the special meeting or any adjournment or postponement of the special meeting.

     The merger agreement provides, among other things, for the merger of Breckenridge with and into CBI-Kansas. CBI-Kansas will be the surviving corporation and the Articles of Incorporation, Bylaws, directors and officers of CBI-Kansas will remain the Articles of Incorporation, Bylaws, directors and officers of CBI-Kansas. Shareholders of Breckenridge will receive shares of Commerce common stock in the merger.

RECORD DATE; QUORUM

     The Breckenridge board of directors has established the close of business
on             , 2000 as the date to determine those record holders of
Breckenridge common stock entitled to notice of and to vote at the Breckenridge
special meeting. On that date, there were approximately           shares of
Breckenridge common stock outstanding held by approximately    holders of
record. A majority of the shares outstanding and entitled to vote on the record date are required to be represented in person or by proxy in order for a quorum to be present for purposes of approving the merger at the special meeting, although the vote of a majority of the outstanding shares is required for approval of the merger. In the event a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Breckenridge common stock on the record date are each entitled to one vote per share on the merger to be considered at the special meeting.

VOTES REQUIRED

     The approval and adoption of the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of Breckenridge
common stock outstanding on           . Shares which are present but not voted,
either by abstention or non-vote (including broker non-vote) will be counted for purposes of establishing a quorum but will not be counted to determine whether the merger is approved.

SECURITY OWNERSHIP OF MANAGEMENT

     As of September 30, 2000, the directors and executive officers of Breckenridge beneficially owned 44.1% of the outstanding shares of Breckenridge common stock. All officers and directors of Breckenridge owning Breckenridge common stock have indicated they intend to vote in favor of the merger agreement.

VOTING AND REVOCATION OF PROXIES

     All shares of Breckenridge common stock represented at the special meeting by properly executed proxies received before or at the special meeting, unless the proxies have been revoked, will be voted at the special meeting, including any postponement or adjournment of the special meeting. If no instructions are indicated, the proxies will be voted FOR approval of the merger agreement. In addition, the persons designated in the proxies will have the discretion to vote upon any other matters that may properly come before the special meeting, including the right to vote for any adjournment of the special meeting to solicit additional proxies.

     A person giving a proxy pursuant to this solicitation may revoke it at any time before the proxy is voted at the special meeting. A proxy may be properly revoked by:

     - filing with the Secretary of Breckenridge, at 9850 St. Charles Rock Road, Breckenridge Hills, Missouri 63074, before the voting of the proxy, a written instrument revoking the proxy;

     - completing the new proxy card and sending it to the address above, in which case the new proxy card will automatically replace any earlier dated proxy card; or

     - voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute the revocation of a proxy.

     Breckenridge will appoint one or more inspectors, who may be employees of Breckenridge to determine, among other things, the number of shares of Breckenridge common stock represented at the special meeting and the validity of the proxies submitted for vote at the special meeting. The inspector(s) of election appointed for the special meeting will tabulate votes cast by proxy and in person.

SOLICITATION OF PROXIES

     This proxy statement/prospectus is being furnished to the shareholders of Breckenridge in connection with the solicitation of proxies by the board of directors of Breckenridge for use at the special meeting and at any adjournment or adjournments of the special meeting.

     Except for the cost of preparing this proxy statement/prospectus, the cost of solicitation of proxies for the Breckenridge special meeting will be borne by Breckenridge. In addition to solicitation by mail, Breckenridge may cause proxies to be solicited personally or by telephone or telegram by Breckenridge's regular employees.

                                 THE COMPANIES

COMMERCE

     Commerce Bancshares, Inc. is a registered multi-bank holding company which owns all of the outstanding capital stock (except directors' qualifying shares) of one national banking associations headquartered in Missouri, one national banking association headquartered in Illinois, one national bank located in Kansas and, a credit card bank in Omaha, Nebraska. Commerce also owns, directly or through its banking subsidiaries, various non-banking subsidiaries which are engaged in owning real state which is leased to Commerce's banking subsidiaries, underwriting credit life and credit accident and health insurance, selling property and casualty insurance (relating to extensions of credit made by the banking subsidiaries), providing venture capital, brokerage services and mortgage banking. The principal assets of Commerce are represented by its banking subsidiaries. The business of Commerce consists primarily of ownership, supervision and control of its subsidiaries, including providing advice, counsel and specialized services in various fields of financial and bank policy and operations. The total assets of Commerce, on a consolidated basis as of September 30, 2000, were approximately $11.0 billion and net income for the nine months ended September 30, 2000, was approximately $132.4 million. See "Where You Can Find More Information" beginning on page 48 and "Summary -- Pro Forma and Selected Financial Data" on page 7. The principal executive offices of Commerce are at the Commerce Bank Building, 1000 Walnut, Kansas City, Missouri 64106 (telephone number (816) 234-2000).

BRECKENRIDGE

     Breckenridge Bancshares Company is a registered bank holding company headquartered in Breckenridge Hills, Missouri, which owns all of the outstanding capital stock of The Centennial Bank, a Missouri state bank located in Breckenridge Hills, Missouri. The total assets of Breckenridge on a consolidated basis, as of September 30, 2000, were approximately $273 million and net income for the nine months ended September 30, 2000, was approximately $1.6 million. See "FINANCIAL STATEMENTS OF BRECKENRIDGE BANCSHARES COMPANY" beginning on page F-1 and "SELECTED CONSOLIDATED FINANCIAL DATA OF BRECKENRIDGE BANCSHARES" on page 32. The principal executive offices of Breckenridge are at 9850 St. Charles Rock Road, Breckenridge Hills, Missouri 63074 (telephone number (314) 423-6800).

                                   THE MERGER

GENERAL

     The merger agreement and certain related matters are summarized below. This summary does not purport to be a complete statement of the terms and conditions of the merger and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this proxy statement/ prospectus and is incorporated herein by reference.

CONVERSION OF BRECKENRIDGE STOCK

     Breckenridge shareholders will receive a total of 876,750 shares of Commerce common stock in the merger. If you are a record holder of Breckenridge common stock immediately prior to the effective time of the merger, and assuming that there are 1,019,313 shares of Breckenridge common stock issued and outstanding (as contemplated by the merger agreement), you will receive in exchange for each share of Breckenridge common stock, 0.8601 shares of Commerce common stock at the effective time. This exchange ratio reflects its adjustment for a five percent (5%) Commerce common stock dividend declared on October 27, 2000 by Commerce's Board of Directors payable to holders of record of Commerce common stock on November 30, 2000.

     If between the date of the merger agreement and the effective time, the outstanding shares of Commerce common stock shall have been further changed into a different number of shares or a different class, by reason of any issuance of common stock, recapitalization, reclassification, split-up, combination, exchange, readjustment, reorganization, merger, consolidation, distribution, stock split, stock or other dividend, or similar transaction, the merger agreement shall be adjusted to the extent appropriate to reflect such event.

STOCK OPTIONS

     As of October 20, 2000, options for 45,000 shares of Breckenridge common stock were issued and outstanding. Of these options, 30,000 are exercisable at a price of $6.67 per share and 15,000 are exercisable at a price of $12.65 per share. Such options were granted to Jerry L. Byrd, Sr., who is the President of Breckenridge pursuant to an Amended Employment Agreement dated July 1, 1998 between Breckenridge and Mr. Byrd. The merger agreement provides that Breckenridge will cancel all outstanding unexercised options for Breckenridge common stock as of the effective time of the merger.

EXCHANGE OF BRECKENRIDGE STOCK CERTIFICATES

     After the effective time, a transmittal letter will be mailed to each record holder of shares of Breckenridge common stock by an exchange agent. The transmittal letter will include instructions to be followed by Breckenridge's shareholders in exchanging their shares.

     After receiving the transmittal letters, Breckenridge's shareholders will surrender their stock certificates to the exchange agent for cancellation, together with a signed copy of the transmittal letter. In return, they will receive certificates for the appropriate number of shares of Commerce common stock, plus cash instead of fractional shares. A holder of an unsurrendered Breckenridge common stock certificate will not be entitled to receive dividends or other distributions payable by Commerce. Upon surrender, those dividends or distributions will be paid to the holder without interest. BRECKENRIDGE SHAREHOLDERS SHOULD NOT SEND IN THEIR BRECKENRIDGE STOCK CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL LETTER.

     If there is a transfer of Breckenridge common stock that is not registered in Breckenridge's stock transfer records, then a certificate representing the proper number of shares of Commerce common stock may be issued to that person to whom the stock was transferred. However, as a condition to that issuance, that person must deliver the certificate representing the Breckenridge common stock to the exchange agent, along with documents that prove that the transfer has been properly made and that all transfer taxes have been paid.

FRACTIONAL SHARES

     No fractional shares will be issued by Commerce in connection with the merger. If you are a Breckenridge shareholder who would otherwise have been entitled to a fraction of a share of Commerce common stock, you will be paid the cash value of such fraction determined by multiplying such fraction by the average of ten (10) closing sale prices of Commerce common stock as reported by Nasdaq on each of the ten (10) consecutive trading days preceding the third trading date prior to the effective time.

BACKGROUND OF NEGOTIATIONS

     In the spring of 2000, the management of Breckenridge received an unsolicited expression of interest from third party unrelated to Commerce with respect to a possible merger or acquisition of Breckenridge and The Centennial Bank. The management of Breckenridge disclosed this expression of interest to the board of directors of Breckenridge.

     The Breckenridge board of directors decided to explore this expression of interest and other strategic alternatives. A committee, consisting of directors Jerry Byrd, Sr., George Eble, Theodore Jacoby, Tony Karakas, Donald Muckerman, Dale Arn, Jr. and Al Vogel, was directed by the Breckenridge Board to explore this expression of interest and other strategic alternatives. At the suggestion of the committee, the Breckenridge board of directors decided to retain a consultant to assist in endeavor.

     In May 2000, the Committee met with representatives of Stifel, Nicolaus & Company, Incorporated to discuss Stifel Nicolaus' possible roles in exploring strategic alternatives. Stifel Nicolaus' representatives presented an overview of the strategic and financial position of Breckenridge. The committee considered that the ability of Breckenridge to maximize stockholder value was impacted by the amount of capital, which would be necessary for Breckenridge and Centennial to continue to increase stockholder value. The committee also believed that the benefit to stockholders of establishing a liquid market for their stock warranted exploration. Stifel Nicolaus was, therefore, engaged to provide advice and assistance in connection with strategic alternatives available, including a possible merger.

     After a presentation of Breckenridge's strategic alternatives, the committee suggested to the Breckenridge board if directors that Stifel Nicolaus be requested to contact potential acquirors to seek indications of interest in acquiring Breckenridge and Centennial. In accordance with this request, Stifel Nicolaus contacted fifteen (15) companies. Eleven of these companies signed a confidentiality agreement and requested an information packet. Three companies expressed an indication of interest.

     The Breckenridge board of directors met on October 4, 2000 to review the status of the offers. The Breckenridge board of directors authorized Stifel Nicolaus to communicate to Commerce that the Breckenridge board of directors was prepared to enter into a definitive agreement if the Commerce offer was revised to provide the exchange of not less than 835,000 shares of Commerce for all of the shares of Breckenridge common stock, including stock options. The Breckenridge board of directors also authorized its outside counsel, Armstrong Teasdale, LLP to attempt negotiate the specific terms and provisions of a merger agreement.

     On October 19, 2000, the Breckenridge board of directors was informed of the results of these efforts. Commerce had submitted to Stifel Nicolaus a revised offer for an exchange of 835,000 shares of Commerce stock for all of the stock of Breckenridge on a fully diluted basis. Stifel Nicolaus rendered to the Breckenridge Board an oral opinion that, as of such date and subject to various assumptions, matters considered and limitations described, the exchange of 835,000 shares of Commerce common stock to be paid for all outstanding shares of Breckenridge common stock was fair to the holders of Breckenridge's common stock from a financial point of view. In addition Breckenridge and Commerce had agreed to specific terms of a merger agreement, which were presented to and reviewed by the Breckenridge board of directors.

     In considering all proposals, the Breckenridge board of directors determined the Commerce proposal was the most attractive. Commerce common stock was viewed by the Breckenridge Board to have excellent liquidity. The monthly dollar volume in Commerce common stock has averaged approximately $2,082,083 during 1999. The Breckenridge Board viewed the market for Commerce common stock as large and not volatile so that any sales by Breckenridge stockholders, which did take place after the merger, would not have a significant effect on the market value of Commerce common stock. In addition, the historic dividend that Commerce had paid was significantly greater than the dividends Breckenridge had historically paid.

     The Breckenridge Board gave final approval to the merger agreement at that meeting and on October 20, 2000; Breckenridge and Commerce entered into the Agreement and Plan of Merger. The full report of Stifel Nicolaus, which was reviewed by the Breckenridge Board at its October 19, 2000 meeting, may be reviewed at The Centennial Bank at 9850 St. Charles Rock Road, Breckenridge Hills, Missouri 63074 by any shareholder of record of Breckenridge.

REASONS FOR THE MERGER

  Breckenridge.

     The board of directors of Breckenridge believes that the terms of the merger agreement are fair to, and in the best interests of, Breckenridge, its stockholders and Centennial. In considering the terms and conditions of the merger agreement, the Breckenridge board of directors considered a number of factors. The Breckenridge board of directors did not assign any relative or specific weights to the factors considered. The material factors considered were the financial terms and structure of the merger. The Breckenridge board of directors is of the view that, based on historical and anticipated trading ranges for Commerce common stock, the value of the consideration to be received by Breckenridge represents a fair multiple of Breckenridge per share book value and earnings. The Breckenridge board of directors also considered that, based on its belief that Commerce would continue to pay cash and stock dividends at its current rate, the merger would result in a continuation of significant dividend income, as compared to other alternatives, and stock price appreciation to Breckenridge's stockholders. There can be no assurance, however, that current dividends are indicative of future dividends or that recent stock price appreciation is indicative of future performance. See "COMPARATIVE PER SHARE DATA" on page 8. Further, the Breckenridge board of directors considered the quality and history of Commerce's earnings and the ability to maintain those earnings given the management quality and depth; diversification of risk; representation in growing market areas and ability to grow internally. Additionally, the Breckenridge board of directors recognized that the shares of Commerce common stock were listed for trading on the Nasdaq and would provide a liquid investment as compared to shares of Breckenridge common stock. The Breckenridge board of directors also considered that the Merger would qualify as a tax-free reorganization under the Code. See "FEDERAL INCOME TAX CONSEQUENCES" beginning on page 25.

     The Breckenridge board of directors also considered the social and economic effect on the employees, depositors and customers of, and others dealing with, Centennial and on the communities in which such banks are located or operate. They concluded that because of its favorable position among its peer group of national and regional financial institutions in terms of profitability, capital adequacy and asset quality, its large menu of banking and banking related products, strong management, acquisition experience and history of operating acquired banking locations as community banks, Commerce would be an excellent successor to the existing Breckenridge owners.

     Commerce. In approving the merger agreement, management of Commerce considered the price, financial condition of Breckenridge, the projected synergies which Commerce anticipates will result from the merger and the compatibility of the businesses of the banking organizations.

OPINION OF BRECKENRIDGE FINANCIAL ADVISOR

     Breckenridge retained Stifel, Nicolaus & Company, Incorporated as its financial advisor in connection with the merger because Stifel Nicolaus is a nationally recognized investment-banking firm with substantial expertise in transactions similar to the merger. Stifel Nicolaus is an investment banking and securities firm with membership on all principal U.S. securities exchanges. As part of its investment banking activities, Stifel Nicolaus is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     The following analysis is based on the exchange of 835,000 shares of Commerce common stock and the assumption that there will be 1,019,313 shares of Breckenridge common stock issued and outstanding at the effective time of the merger, which equates to an exchange ratio of 0.8192 shares to be paid for each share of Breckenridge common stock. Subsequent to the signing of the merger agreement, Commerce declared a 5% stock dividend, which results in adjusted merger consideration of 876,750 shares and a resulting exchange ratio of 0.8601 shares to be paid for each share of Breckenridge common stock, based on the same assumptions noted above. The following language describes the opinion of Stifel Nicolaus as it was presented to the board of directors of Breckenridge on October 19, 2000 and as contained in the written opinion dated October 20, 2000 and attached hereto as Appendix C.

     At a meeting of the board of directors of Breckenridge on October 19, 2000, Stifel Nicolaus rendered to the board of directors an oral opinion that, as of such date and subject to various assumptions, matters considered and limitations described, the exchange ratio of 0.8192 to be paid for each share of Breckenridge common stock pursuant to the merger agreement and subject to adjustment as provided in the merger agreement was fair to the holders of Breckenridge's common stock from a financial point of view.

     Stifel Nicolaus has confirmed its October 19, 2000 oral opinion by delivery of its written opinion to board of directors of Breckenridge, dated October 20, 2000, that, based upon and subject to various assumptions, matters considered and limitations described therein, the consideration to be received by the shareholders of Breckenridge pursuant to the merger agreement is fair to such shareholders from a financial point of view.

     The full text of Stifel Nicolaus' opinion as of October 20, 2000, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Appendix C to this proxy statement and is incorporated herein by reference, and should be read in its entirety in connection with this proxy statement. The summary of the opinion of Stifel Nicolaus set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion.

     No limitations were imposed by Breckenridge on the scope of Stifel Nicolaus' investigation or the procedures to be followed by Stifel Nicolaus in rendering its opinion. Stifel Nicolaus was not requested to and did not make any recommendation to the board of directors of Breckenridge as to the form or amount of the consideration to be paid to Breckenridge or its shareholders, which was determined through arm's length negotiations between the parties. In arriving at its opinion, Stifel Nicolaus did not ascribe a specific range of values to Breckenridge. Its opinion is based on the financial and comparative analyses described below. Stifel Nicolaus' opinion was directed solely to the board of directors of Breckenridge for its use in connection with its consideration of the merger. Stifel Nicolaus' opinion addressed only the fairness of the consideration to be received from a financial point of view, did not address any other aspect of the merger, and was not intended to be and does not constitute a recommendation to any shareholder of Breckenridge as to how such shareholder should vote with respect to the merger. Stifel Nicolaus was not requested to opine as to, and its opinion does not address, Breckenridge's underlying business decision to proceed with or effect the merger or the relative merits of the merger compared to any alternative transaction that might be available to Breckenridge.

     In connection with its October 19, 2000 oral opinion and its written opinion dated October 20, 2000, Stifel Nicolaus, among other things:

     - reviewed the merger agreement;

     - reviewed the financial statements of Breckenridge for each of the five years ended December 31, 1999, and internal financial statements for the nine months ended September 30, 2000;

     - reviewed the financial statements of Commerce included in its Annual Reports on Form 10-K for each of the five years ended December 31, 1999, the earnings release for the nine months ended September 30, 2000 and (in connection with the written opinion dated the date hereof) the financial statements included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

     - reviewed various internal financial analyses and forecasts for Breckenridge and discussed forecasts with Commerce;

     - conducted conversations with the Breckenridge's senior management regarding their respective business plans and financial forecasts;

     - compared financial and securities data (as appropriate) Breckenridge and Commerce with various other companies whose securities are traded in public markets and reviewed the historical stock prices and trading volumes of the common stock of Breckenridge and Commerce;

     - reviewed the financial terms of certain other business combinations; and

     - conducted such other financial studies, analyses and investigations as it deemed appropriate for purposes of its opinion.

     Stifel Nicolaus also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the bank and banking industry generally.

     In rendering its opinion, Stifel Nicolaus relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to it or that was otherwise reviewed by it. Stifel Nicolaus did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to it, Stifel Nicolaus assumed with Breckenridge's consent that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Breckenridge and Commerce as to the future operating and financial performance of Breckenridge and Commerce, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which Stifel Nicolaus could form its opinion. Stifel Nicolaus also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Breckenridge or Commerce since the date of the last financial statements made available to it. Stifel Nicolaus also assumed, without independent verification and with Breckenridge's consent, that the aggregate allowances for loan losses set forth in the financial statements of Breckenridge and Commerce are in the aggregate adequate to cover all such losses. Stifel Nicolaus did not make or obtain any independent evaluation, appraisal or physical inspection of Breckenridge's or Commerce's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did it review loan or credit files of Breckenridge or Commerce. Stifel Nicolaus relied on advice of Breckenridge's counsel and accountants as to all legal and accounting matters with respect to Breckenridge, the merger agreement and the transactions and other matters contained or contemplated therein. Stifel Nicolaus assumed, with Breckenridge's consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the merger will be satisfied and not waived.

     In rendering its opinion, Stifel Nicolaus assumed that the merger will be consummated as provided in the merger agreement, will constitute a tax-free reorganization as contemplated by the merger agreement and will be accounted for under the pooling-of-interests accounting method. Stifel Nicolaus' opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of its opinion, and does not imply any conclusion as to the price or trading range of the common stock of Breckenridge or Commerce, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

     As a matter of policy, Breckenridge and Commerce do not publicly disclose internal management forecasts, projections or estimates of the type furnished to Stifel Nicolaus in connection with its analysis of the financial terms of the merger, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of either Breckenridge or Commerce, including, without limitation, factors related to the integration of Breckenridge and Commerce and general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

     In connection with rendering its October 19, 2000 oral opinion and October 20, 2000 written opinion, Stifel Nicolaus performed a variety of financial analyses that are summarized below. Such summary does not purport to be a complete description of such analyses. Stifel Nicolaus believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Stifel Nicolaus made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Breckenridge or Commerce. Any estimates contained in Stifel Nicolaus' analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Stifel Nicolaus' analyses was identical to Breckenridge or Commerce or the merger, respectively. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant transactions, and prospective buyer interest, as well as other factors that could affect the public trading values of the company or companies to which they are being compared. None of the analyses performed by Stifel Nicolaus was assigned a greater significance by Stifel Nicolaus than any other. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which Breckenridge's common stock or Commerce common stock may trade in the public markets.

     The following is a summary of the financial analyses performed by Stifel Nicolaus in connection with providing its oral opinion on October 19, 2000 and written opinion on October 20, 2000.

     Analysis of Bank Merger Transactions. Stifel Nicolaus analyzed various information relating to recent transactions in the banking industry, consisting of (1) 140 acquisitions announced between October 1, 1999 and September 20, 2000, involving sellers in all regions of the United States with announced transaction values and excluding merger of equals transactions, referred to below as Group A, and (2) a second group of 16 selected bank acquisitions announced between February 1, 2000 and October 2, 2000, which Stifel Nicolaus deemed to be relevant, referred to below as Group B. These transactions are referred to below as the selected transactions. Stifel Nicolaus calculated the following ratios with respect to the merger and the selected transactions:

                                                                         GROUP A SELECTED TRANSACTIONS
                                                                        --------------------------------
                                                        BRECKENRIDGE/      25TH                  75TH
RATIOS                                                    COMMERCE      PERCENTILE   MEDIAN   PERCENTILE
------                                                  -------------   ----------   ------   ----------
Deal Price Per Share/Book Value Per Share.............      192.4%        173.9%     209.7%     265.7%
Deal Price Per Share/Tangible Book Value Per Share....      192.4%        178.8%     223.6%     275.0%
Adjusted Deal Price/6.50% Equity......................      180.8%        204.4%     243.3%     314.6%
Deal Price Per Share/Latest 12 Months Earnings Per
  Share...............................................       13.9x         16.5x      20.0x      24.6x
Deal Price/Assets.....................................       12.4%         15.3%      19.1%      23.6%
Premium over Tangible Book Value/Deposits.............        6.2%          8.3%      11.5%      16.6%
Deal Price/Deposits...................................       14.6%         18.5%      22.8%      28.5%

                                                                         GROUP B SELECTED TRANSACTIONS
                                                                        --------------------------------
                                                        BRECKENRIDGE/      25TH                  75TH
RATIOS                                                    COMMERCE      PERCENTILE   MEDIAN   PERCENTILE
------                                                  -------------   ----------   ------   ----------
Deal Price Per Share/Book Value Per Share.............      192.4%        158.5%     194.5%     220.5%
Deal Price Per Share/Tangible Book Value Per Share....      192.4%        178.0%     200.5%     235.5%
Adjusted Deal Price/6.50% Equity......................      180.8%        165.0%     215.5%     269.5%
Deal Price Per Share/Latest 12 Months Earnings Per
  Share...............................................       13.9x         13.0x      13.6x      15.2x
Deal Price/Assets.....................................       12.4%         11.7%      17.0%      21.1%
Premium over Tangible Book Value/Deposits.............        6.2%          7.8%       9.7%      15.0%
Deal Price/Deposits...................................       14.6%         16.7%      21.5%      26.0%

     This analysis resulted in a range of imputed values for Breckenridge's common stock of between $31.03 and $51.71 based on the median multiples for Group A and between $28.77 and $48.73 based on the median multiples for Group B.

     Present Value Analysis. Applying discounted cash flow analysis to the theoretical future earnings and dividends of Breckenridge, Stifel Nicolaus compared the 0.8192 exchange ratio consideration to be received in exchange for one share of Breckenridge's common stock under the terms of the merger agreement as of October 19, 2000 to the calculated future value of one share of Breckenridge's common stock on a stand-alone basis. The analysis was based upon management's projected earnings growth, a range of assumed price/earnings ratios, and a 15.0%, 17.5% and 20.0% discount rate. Stifel Nicolaus selected the range of terminal price/earnings ratios on the basis of past and current trading multiples for other publicly traded comparable banks. The stand-alone present value of Breckenridge's common stock calculated on this basis ranged from $21.67 to $36.40 per share.

     Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Stifel Nicolaus estimated the net present value of the future streams of after-tax cash flow that Breckenridge could produce to benefit a potential acquiror, referred to below as dividendable net income. In this analysis, Stifel Nicolaus assumed that Breckenridge would perform in accordance with management's estimates and calculated assumed after-tax distributions to a potential acquiror such that its regulatory capital (including trust preferred) would be in excess of 10.0 percent of risk weighted assets. Stifel Nicolaus calculated the sum of the assumed perpetual dividendable net income streams per share beginning in the year 2000, discounted to present values at assumed discount rates ranging from 15.0% to 20.0%. This discounted cash flow analysis indicated an implied equity value reference range of $23.93 to $42.94 per share of Breckenridge's common stock. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which shares of Breckenridge's common stock may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including estimated revenue enhancements, earnings growth rates, dividend payout rates and discount rates.

     Comparison of Selected Companies. Stifel Nicolaus reviewed and compared various multiples and ratios for the merger with a peer group of nine banks headquartered in Metropolitan Statistical Areas of the Midwestern U.S., which Stifel Nicolaus deemed to be relevant. The group of selected banks consisted of Allegiant Bancorp Inc., Cass Commercial Corp., CNBC Bancorp, Mercantile Bank Corp., MetroBanCorp, Mid-America Bancorp, Mississippi Valley Bancshares, Southside Bancshares Corp., and S.Y. Bancorp Inc. In order to calculate a range of imputed values for a share of Breckenridge's common stock, Stifel Nicolaus applied a 31.6% control premium to the trading prices of the selected group of comparable companies and compared the resulting theoretical offer price to each of book value, tangible book value, adjusted 6.5% equity, latest 12 month earnings, estimated 2000 earnings as provided by Institutional Brokers Estimate System, assets, tangible book value to deposits and deposits. Stifel Nicolaus then applied the resulting range of multiples and ratios for the peer group specified above to the appropriate financial results of Breckenridge. This analysis resulted in a range of imputed values for Breckenridge's common stock of between $23.46 and $46.42 based on the median multiples and ratios for the peer group. The 31.6% control premium selected by Stifel Nicolaus was based on a 5 year analysis of market premiums paid in bank and bank merger transactions.

     Additionally, Stifel Nicolaus calculated the following ratios with respect to the nine selected comparable companies after application of the 31.6% control premium:

                                                                      NINE SELECTED COMPARABLE
                                                                              COMPANIES
                                                     BRECKENRIDGE/   ---------------------------
                       RATIO                           COMMERCE      MINIMUM   MEDIAN   MAXIMUM
                       -----                         -------------   -------   ------   --------
Deal Price Per Share/Book Value Per Share..........      192.4%       122.0%   154.7%     326.9%
Deal Price Per Share/Tangible Book Value Per
  Share............................................      192.4%       122.0%   188.1%     331.7%
Adjusted Deal Price/6.50% Equity...................      180.8%       130.0%   182.6%     350.3%
Deal Price Per Share/Latest 12 Months Earnings Per
  Share............................................       13.9x        12.1x    14.7x      20.9x
Deal Price per share/Estimated 2000 Earnings Per
  Share............................................       13.3x        10.2x    12.8x      15.9x
Deal Price/Assets..................................       12.4%        10.8%    15.9%      23.5%
Premium over Tangible Book Value/Deposits..........        6.2%         2.3%    13.2%      19.6%
Deal Price/Deposits................................       14.6%        13.0%    22.2%      47.5%

     Contribution Analysis. Stifel Nicolaus reviewed certain financial information for Breckenridge and Commerce for the nine month period ended September 30, 2000 including net income before preferred dividends and extraordinary items, total assets, loans, total deposits and total equity and compared the percentage contribution of Breckenridge to the pro forma combined figures for Breckenridge and Commerce and to the percentage of total outstanding Commerce common stock that would be owned by the Breckenridge stockholders as a result of the merger. The contribution analysis showed that Breckenridge would contribute 1.2% of pro forma combined net income before preferred dividends and extraordinary items and restructuring charges, 2.4% of pro forma combined total assets, 2.3% of pro forma combined loans, 2.6% of pro forma combined total deposits, and 1.3% of pro forma combined total equity. Under the terms of the Agreement, Breckenridge shareholders would own 1.3% of the total outstanding Commerce common shares. Ownership figures are based on an exchange ratio of 0.8192.

     In connection with its written opinion dated as of the date of this proxy statement, Stifel Nicolaus performed procedures to update, as necessary, its analyses and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith. Stifel Nicolaus did not utilize any methods of analysis in addition to those described above in updating its October 19, 2000 oral opinion.

     Pursuant to the terms of Stifel Nicolaus' engagement, Breckenridge paid Stifel Nicolaus a $5,000 monthly retainer for 3 months and $75,000 upon the signing of the definitive agreement and a nonrefundable cash fee of $25,000 at the time of mailing of the proxy statement. In addition, Breckenridge has agreed to pay Stifel Nicolaus an additional fee of 1.25% of the total aggregate consideration paid in the transaction, less the fees already paid, subject to and conditioned upon consummation of the merger. Breckenridge has also agreed to reimburse Stifel Nicolaus for various out-of-pocket expenses and has agreed to indemnify Stifel Nicolaus, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

     In the ordinary course of its business, Stifel Nicolaus actively trades equity securities of Commerce in its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     THE BRECKENRIDGE BOARD OF DIRECTORS RECOMMENDS THAT BRECKENRIDGE SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

OPERATIONS AND MANAGEMENT AFTER THE MERGER

     At the effective time of the merger the separate corporate existence of Breckenridge will terminate as it merges with and into CBI-Kansas. The Articles of Incorporation and By-Laws of CBI-Kansas as in effect immediately prior to the effective time will remain the Articles of Incorporation and By-Laws of CBI-Kansas from and after the effective time until amended as provided by law. The officers and directors of CBI-Kansas will remain the officers and directors of CBI-Kansas from and after the effective time. It is expected that existing management of the surviving corporation will be supplemented with personnel from Commerce who will assist in bringing new methods and systems to the surviving corporation which have been developed by Commerce. Commerce also expects to enhance the net interest margin and non-interest income of the surviving corporation by expanding the products and services offered. Commerce will also analyze the surviving corporation's operations for potential efficiencies and anticipates achieving operating cost savings through the proposed consolidation and the elimination of redundant costs. While there can be no assurances that operating cost savings will be realized or in what fiscal period the savings will actually be recorded, plans are currently being developed to realize operating cost savings. It is expected that the annualized level of operating cost savings achieved will be realized unevenly throughout the period of consolidation, with the majority of any savings realized in the latter part of the period. The extent to which the operating cost savings will be achieved depends, among other things, on the regulatory environment and economic conditions, and may be affected by unanticipated changes in business activities, inflation and operating costs.

CONDITIONS TO THE MERGER

     The merger is conditioned on the fulfillment prior to the closing of certain conditions set forth in the merger agreement, including the following:

     - Approval of the merger agreement by the holders of a majority of all the outstanding shares of Breckenridge common stock;

     - The accuracy of representations of Commerce, CBI-Kansas and Breckenridge made in the merger agreement and the performance of their respective obligations thereunder;

     - The absence of a material adverse event since December 31, 1999, affecting the financial condition, properties, assets, liabilities, rights or business of Breckenridge;

     - The absence of a material adverse event since June 30, 2000 affecting the financial condition, properties, assets, liabilities, rights or business of Commerce or CBI-Kansas;

     - The receipt by Commerce and Breckenridge of an opinion from Blackwell Sanders Peper Martin LLP relating to certain tax matters;

     - The receipt by Commerce of an opinion from Armstrong Teasdale LLP as to certain corporate matters regarding Breckenridge;

     - The receipt by Breckenridge of an opinion from Blackwell Sanders Peper Martin LLP as to certain corporate matters regarding Commerce.

     - The receipt of necessary regulatory approvals;

     - A minimum amount of equity and minimum loan loss reserve of Breckenridge; and

     - Dissenters' Rights shall not have been exercised with respect to more than 8% of the outstanding shares of Breckenridge common stock on the Closing Date;

     - The receipt by Commerce of an affiliate letter from each person who is an "affiliate" of Breckenridge at the time the merger agreement is submitted for approval of the Breckenridge shareholders;

     - The Registration Statement to register the shares of Commerce common stock to be received by the Breckenridge shareholders if the merger shall be effective;

     - The absence of any temporary restraining order, preliminary or permanent injunction or other order or legal restraint that would prevent the consummation of the merger;

     - The receipt by Breckenridge of an opinion from Stifel, Nicolaus & Company, Incorporated dated as of the date of the proxy statement/prospectus that the consideration to be received by Breckenridge shareholders in the merger is fair to the Breckenridge shareholders from a financial point of view;

     - The cancellation of all outstanding unexercised options for Breckenridge common stock under Breckenridge's stock option plans; and

     - The receipt of written documentation from the FDIC that the obligations of Breckenridge and Centennial under any proposed memorandum of understanding have been fully performed and no further obligations exist thereunder.

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the merger agreement, Breckenridge has agreed to carry on its business and cause Centennial Bank and its other subsidiaries to carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the merger agreement. Breckenridge has agreed to certain limitations on its ability to engage in material transactions. Among those limitations, Breckenridge has agreed, subject to certain exceptions, to refrain from:

     - Declaring or paying any dividend or making any other distribution in respect of any capital stock;

     - Issuing or selling any shares of its capital stock, any securities convertible into capital stock, any rights, warrants or options to acquire any capital stock or entering into any agreement to do any of the foregoing;

     - Amending its articles of incorporation or By-laws;

     - Entering into any new material line of business;

     - Changing its lending, investment, liability management, or other material banking policies;

     - Incurring or committing to any capital expenditures or other obligations or liabilities outside the ordinary course of business in excess of $25,000;

     - Acquiring a substantial equity interest in or substantial portion of the assets in any business or entity outside the ordinary course of business or in any real estate or real estate development project;

     - Purchasing any securities other than U.S. government obligations;

     - Acquiring or purchasing any assets of or making any investment in any financial institution outside the ordinary course of business;

     - Selling, leasing, encumbering or otherwise disposing of material assets;

     - Engaging in a material transaction or incurring a material obligation not in the ordinary course of business;

     - Relocating any branch or loan production office;

     - Entering into any securitization or similar transactions with respect to loans, leases, or other assets of Breckenridge or its subsidiaries;

     - Incurring any long-term indebtedness or guaranteeing any long-term indebtedness or issuing letters of credit or guaranteeing other obligations outside the ordinary course of business;

     - Intentionally taking any action that would make Breckenridge's representations and warranties untrue in any material respect;

     - Changing accounting methods, changing or making any tax elections, filing any amended tax returns or settling any material tax liability, except as required by generally accepted accounting principles (GAAP) or applicable law;

     - Entering into, adopting or amending any employee benefit plan, agreement or arrangement or increasing compensation or benefits to employees;

     - Entering into, modifying, amending, renewing or terminating any material contract;

     - Settling any claim, action or proceeding involving money damages and a payment in excess of $100,000;

     - Making any single loan or commitment for a loan which would be graded "OAEM" or in an amount greater than $250,000 or making any loan to any director or officer of Breckenridge or its subsidiaries without giving notice to Commerce; and

     - Making any adjustments to Centennial's loan loss reserve account.

NO SOLICITATION

     The merger agreement provides that unless and until the merger agreement has been terminated, neither Breckenridge nor any of its subsidiaries will solicit or encourage or, subject to the fiduciary duties of their directors as advised by counsel, hold discussions or negotiations with, or provide information to, any person in connection with any proposal from any person relating to the acquisition of all or a substantial portion of the business, assets or stock of Breckenridge, Centennial Bank, or any other subsidiary of Breckenridge is required to promptly advise Commerce of its receipt of, and the substance of, any such proposal or inquiry.

WAIVER AND AMENDMENT

     Prior to or at the effective time of the merger, any provision of the merger agreement, including, without limitation, the conditions to consummation of the merger, may be (i) waived, to the extent permitted under law, in writing by the party which is entitled to the benefits thereof; or (ii) amended at any time by written agreement of the parties, whether before or after approval of the merger agreement by the shareholders of Breckenridge; provided, however, that after any such approval, no such amendment shall alter the amount or change the form of the consideration or alter or change any of the terms of the merger agreement if such alteration or change would adversely affect the holders of Breckenridge common stock or would legally require further approval of such holders. It is anticipated that a condition to consummate the merger would be waived only in those circumstances where the Board of Directors of Commerce, CBI-Kansas or Breckenridge, as the case may be, deems such waiver to be in the best interests of such company and its shareholders.

POSSIBLE TERMINATION OF THE MERGER

     The merger agreement and the merger may be terminated at any time prior to the closing date, provided that the terminating party is not then in material breach of the merger agreement, by:

     - The mutual consent of Commerce, CBI-Kansas and Breckenridge;

     - Commerce, CBI-Kansas or Breckenridge if the merger has not been consummated by March 31, 2001 unless extended up to May 30, 2001 by Commerce or Breckenridge under certain circumstances;

     - Commerce, CBI-Kansas or Breckenridge if regulatory approval has been denied or the merger has been enjoined or if any regulator has issued an order with respect to the merger which imposes a burdensome condition on Commerce, CBI-Kansas or Breckenridge;

     - Commerce or CBI-Kansas, on the one hand, or Breckenridge, on the other hand, if the other party has materially breached the merger agreement and has not cured such breach within 45 days of notice of the breach;

     - Commerce or CBI-Kansas if the board of directors of Breckenridge fails to recommend adoption of the merger agreement by the Breckenridge shareholders or amends or modifies the recommendation in a manner materially adverse to Commerce or CBI-Kansas or withdraws such recommendation;

     - Breckenridge if it has not received a "bring-down" of the opinion of Stifel, Nicolaus & Company, Incorporated dated as of the date of the proxy statement/prospectus that the merger is fair to Breckenridge's shareholders from a financial point of view;

     - Commerce, CBI-Kansas or Breckenridge if the Breckenridge shareholders do not approve the merger at a duly held meeting of the Breckenridge shareholders;

     - Commerce, or CBI-Kansas, on the one hand, or Breckenridge on the other hand, if there has been a material adverse change or event with respect to the other party's business, financial condition, results of operations or prospects and such change or effect has not been cured within 45 days or the closing date, whichever is earlier.

EFFECTIVE TIME

     It is presently anticipated that the effective time of the merger will occur in the first quarter of 2001, but no assurance can be given to that effect.

EMPLOYMENT TERMS OF JERRY L. BYRD, SR.

     Jerry L. Byrd, Sr., the President of Breckenridge, Breckenridge and Commerce have entered into an agreement pursuant to which upon consummation of the merger, Mr. Byrd will serve as an officer of Commerce or an affiliate of Commerce, receive an annual salary of $160,000, and participate in employee benefit plans of Commerce. Additionally, to continue and replace certain benefits to which Mr. Byrd is entitled under his employment agreement with Breckenridge, Commerce will make to Mr. Byrd a grant of restricted stock pursuant to the Amended and Restated Commerce Bancshares, Inc. Restricted Stock Plan or a cash payment in lieu thereof.

FEDERAL SECURITIES LAWS CONSEQUENCES

     The shares of Commerce to be issued pursuant to the merger have been registered under the Securities Act of 1933, as amended. The provisions of Rule 145 under the Securities Act allow such shares to be sold without restriction by shareholders of Breckenridge who are not deemed to be "affiliates" (as that term is defined in the rules under the Securities Act) of Breckenridge and who do not become affiliates of Commerce. The shares of Commerce to be issued to affiliates of Breckenridge or Commerce may be resold only pursuant to an effective registration statement, pursuant to Rule 145 under the Securities Act, or in transactions otherwise exempt from registration under the Securities Act. Affiliates of Breckenridge will be required to agree in writing to such restrictions. Commerce will not be obligated and does not intend to register its shares under the Securities Act for resale by shareholders who are affiliates.

RIGHTS OF DISSENTING SHAREHOLDERS

     Under a Missouri statute, the relevant provisions of which are attached to this document as Appendix B, each Breckenridge shareholder who dissents from the merger and who complies with various procedural requirements is entitled to receive the fair value of his or her shares of Breckenridge common stock in cash. Specifically, a Breckenridge shareholder may dissent from the merger and CBI-Kansas, as the merger's surviving corporation, must pay to the shareholder, upon the surrender of certificates representing his or her shares, the fair value of the shares as of the day prior to Breckenridge's special meeting. However, this obligation only applies if the shareholder:

     - files with Breckenridge prior to or at the special meeting a written objection to the merger;

     - does not vote in favor of the merger; and

     - within 20 days after the merger's effective time, makes a written demand to CBI-Kansas for the payment of the fair value of the shares held by the shareholder as of the day prior to the date of the special meeting.

The demand must state the class and number of shares owned by the dissenting shareholder.

     Written objections to the merger and demands for payment of fair value should be addressed to:

     CBI-Kansas, Inc.
     c/o Commerce Bancshares, Inc.
     1000 Walnut
     Kansas City, Missouri 64106
     Attention: J. Daniel Stinnett

     Shareholders who have not complied with all of the procedural requirements of applicable law will be conclusively presumed to have consented to the merger and will be bound by its terms. Breckenridge will provide written notice of the effective time of the merger to all shareholders who have timely filed a written notice of objection and who have not voted in favor of the merger.

     A proxy marked "against" the merger will not be considered to be a written notice of an objection to the merger. A shareholder who wishes to dissent from the merger must provide a separate written notice of objection complying with the requirements described above.

     If within 30 days after the effective time the value of the shares of Breckenridge common stock held by a dissenting shareholder is agreed upon between the shareholder and CBI-Kansas, CBI-Kansas must pay the shareholder the agreed amount within 90 days after the effective time, upon the surrender by the shareholder of the certificate or certificates representing the shares. Upon payment of the agreed amount the dissenting shareholder will cease to have any interest in the shares or in CBI-Kansas or Commerce.

     If within that 30-day period, the dissenting shareholder and CBI-Kansas cannot agree as to the value of the shares, then the dissenting shareholder may, within 60 days after the expiration of the 30-day period, file a petition in any court of competent jurisdiction within Jackson County, Missouri, asking the court to determine the fair value of the shares. Once the court makes its finding, the shareholder will be entitled to judgment against CBI-Kansas for the amount of fair value as of the day prior to the date of the special meeting, together with interest to the date of the judgment.

     The judgment is payable only upon, and simultaneously with, the surrender to CBI-Kansas of the certificate or certificates representing the shares with respect to which dissenters' rights have been exercised. Once the judgment is paid, the dissenting shareholder will cease to have any interest in the shares or in CBI-Kansas or Commerce. If the dissenting shareholder fails to file a petition within the 60-day period, the shareholder will be conclusively presumed to have approved and ratified the merger and will be bound by its terms.

     The right of a dissenting shareholder to be paid with fair value of his or her shares will cease if the shareholder fails to comply with the procedures described above, or if the merger agreement is terminated for any reason.

     The foregoing is not a complete statement of the procedures to be followed by shareholders desiring to exercise dissenters' rights of appraisal. In view of the fact that the exercise of the rights requires strict adherence to the relevant provisions of Missouri law, shareholders who desire to exercise dissenters' rights are advised to carefully review all applicable provisions of law and to obtain legal counsel concerning proper compliance with those provisions.

TRANSACTIONS BETWEEN COMMERCE AND BRECKENRIDGE

     No shares of Breckenridge common stock are presently owned by Commerce or by any of its subsidiaries or principals, or by trustees for the benefit of Commerce or any of its subsidiaries, shareholders or employees as a class or by an escrow arrangement instituted by Commerce.

ACCOUNTING TREATMENT; RESTRICTIONS ON SALES BY AFFILIATES

     It is intended that the merger will qualify as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, the consolidated assets and liabilities of Breckenridge will be carried forward to the consolidated financial statements of Commerce at their recorded amounts and the consolidated net income of Breckenridge will be included in the net income of Commerce on a prospective basis.

     In order for the merger to qualify as a pooling of interests, each person who is an "affiliate" (as defined in Rules 145 and 405 adopted under the Securities Act) of Breckenridge at the time the merger agreement is submitted for the approval of Breckenridge's shareholders must agree in writing not to sell, pledge, transfer or otherwise dispose of any shares of Commerce common stock until financial results covering at least 30 days of combined operations of Commerce and Breckenridge have been published. Pursuant to the merger agreement, Commerce has agreed to publish such results in a timely manner.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is based upon the provisions of the Internal Revenue Code, the applicable regulations thereunder, judicial authority, current administrative rulings and practice as of the date hereof and the opinion to be provided by Blackwell Sanders Peper Martin LLP. The opinion of Blackwell Sanders Peper Martin LLP will be based upon certain assumptions and representations by the management of each of Breckenridge and Commerce and by certain holders of the outstanding Breckenridge common stock. A ruling from the Internal Revenue Service concerning the tax consequences of the merger will not be requested. The following discussion does not address the federal income tax consequences to special classes of taxpayers including, without limitation, foreign corporations, tax exempt entities and persons who acquired their Breckenridge common stock pursuant to the exercise of an employee option or otherwise as compensation.

     In the opinion of Blackwell Sanders Peper Martin LLP the Merger will constitute a reorganization within the meaning of Code Section 368(a)(1).
Consequently:

     1. Shareholders of Breckenridge will not recognize gain or loss upon the receipt of Commerce common stock in the merger for their shares of Breckenridge common stock.

     2. The tax basis of Commerce common stock received by shareholders of Breckenridge in the merger will equal the tax basis of their stock exchanged.

     3. The holding period of Commerce common stock received in the merger by shareholders of Breckenridge who are not dealers will include the holding period of their stock exchanged.

     4. Cash paid to holders of Breckenridge common stock who dissent from the merger and cash paid to holders of Breckenridge common stock in lieu of fractional shares will be treated as proceeds of sales on which gain or loss will be recognized.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH BRECKENRIDGE SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL AND OTHER TAX LAWS.

                       BENEFICIAL OWNERSHIP OF SECURITIES

     The following table sets forth certain information as of September 30, 2000, relating to the beneficial ownership of Breckenridge common stock by (a) each person known to Breckenridge to be the beneficial owner of 5% or more of the outstanding Breckenridge common stock, (b) each director and executive officer of Breckenridge, and (c) all directors and executive officers of Breckenridge as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities. Except as otherwise indicated, each person indicated below has sole voting and investment power with respect to the shares of Breckenridge common stock reported as beneficially owned by such person.

NAME OF DIRECTOR OR OFFICER OR                                              PERCENTAGE OF
NAME AND ADDRESS OF BENEFICIAL OWNER               NUMBER OF SHARES(1)   BENEFICIAL OWNERSHIP
------------------------------------               -------------------   --------------------
Tony Karakas(2)..................................         69,000                 7.08%
R. Dale Arn Jr.(3)...............................         18,800                 1.93%
George Ballella(4)...............................         41,499                 4.26%
Richard Borders(5)...............................         22,253                 2.28%
Theodore Jacoby(6)...............................          3,226              *
Jerry Byrd Sr.(7)................................         61,323                 6.02%
Carl Donelson(8).................................         23,480                 2.41%
George Eble Jr.(9)...............................         29,712                 2.95%
Dave Harris(10)..................................          1,633              *
Alan Honerkamp(11)...............................          7,847              *
Richard Jones(12)................................         12,081                 1.24%
Clifton Land(13).................................         13,097                 1.34%
Ted C. Matulewic(14).............................         22,000                 2.26%
Donald C. Muckerman(15)..........................         31,144                 3.36%
Charles Vaaler(16)...............................          3,226              *
Stephen La Barge(17).............................          3,226              *
James E. Rogers(18)..............................         18,050                 1.85%
John C. Vatterott(19)............................         33,520                 3.44%
Allen R. Vogel(20)...............................         19,000                 1.95%
Alan Walters.....................................          8,025              *
Thomas Wapelhorst(21)............................          7,130              *
John Geppert Jr.(22).............................            400              *
All Officers and Executive Officers As a group
  (22 persons)...................................        449,472                44.10%

---------------

  *  Less than one percent

 (1) For purposes of this table, each Director or Executive Officer is deemed to beneficially own shares of stock issuable pursuant to options, warrants or other convertible securities that are exercisable by such Director or Executive Officer within 60 days.

 (2) This amount includes 3 shares owned by Mr. Karakas individually; 44,997 shares owned by the Tony Karakas Trust; and 24,000 shares owned by Marcus Distributing. Mr. Karakas serves as an executive officer of Marcus Distributing and may be deemed to beneficially own such shares.

 (3) This includes 3 shares owned by Mr. Arn individually; 3,000 owned by the R. Dale Arn Trust; 3,597 shares owned jointly with Mr. Arn's spouse; and 12,000 shares owned by the R. Dale Arn Jr. IRA.

 (4) This number includes 3 shares owned by Mr. Ballella individually and 41,496 shares owned by the George Ballella Trust.

 (5) This includes 14,253 shares owned by Mr. Borders individually; 4,000 shares owned jointly with Mr. Borders' spouse; and 4,000 shares owned jointly with Mr. Borders' father.

 (6) This includes 1 share owned by Mr. Jacoby individually and 3,225 shares owned jointly with Mr. Jacoby's spouse.

 (7) This includes 3 shares owned by Mr. Byrd individually; 5,700 shares owned by the Jerry Byrd Sr. IRA; 10,620 shares owned jointly with Mr. Byrd's spouse; and 15,000 shares of Stock which Mr. Byrd has the right to acquire pursuant to the exercise of outstanding options granted by the Company at a price of $6.67 per share and 30,000 shares of Stock which Mr. Byrd has the right to acquire pursuant to the exercise of outstanding options granted by the Company at a price of $12.65 per share.

 (8) This includes 3 shares owned by Mr. Donelson individually and 23,477 shares owned jointly with Mr. Donelson's spouse.

 (9) This includes 3,523 shares owned by Mr. Eble individually and 26,189 shares owned jointly with Mr. Eble's spouse.

(10) This includes 1 share owned by Mr. Harris individually and 1,632 shares owned by the David Harris IRA.

(11) This includes 5 shares owned by Mr. Honerkamp individually and 7,842 shares owned jointly with Mr. Honerkamp's spouse.

(12) This includes 3 shares owned by Mr. Jones individually and 12,078 shares owned by Dick Jones Enterprises. Mr. Jones serves as an executive officer of Dick Jones Enterprises and may be deemed to beneficially own such shares.

(13) This number is comprised of 13,097 shares owned by the Clifton Land Trust.

(14) This includes 1 share owned by Mr. Matulewic individually and 21,999 shares owned jointly with Mr. Matulewic's spouse.

(15) This includes 25,759 shares owned by Mr. Muckerman individually and 5,385 owned by the Donald C. Muckerman IRA.

(16) This includes 1 share owned by Mr. Vaaler individually and 3,225 shares owned jointly with Mr. Vaaler's spouse.

(17) This includes 1 share owned by Mr. La Barge individually and 3,225 shares owned jointly with Mr. La Barge's spouse.

(18) This includes 3 shares owned by Mr. Rogers individually; 2,250 shares owned by the James E. Rogers IRA; 14,997 shares owned by the James & Gloria Rogers Trust; and 800 shares owned by the James E. Rogers Trust.

(19) This includes 3 shares owned by Mr. Vatterott individually; 3,243 shares owned by the John C. Vatterott IRA; 20,274 shares owned jointly with Mr. Vatterott's spouse; and 10,000 shares owned by the John C. & Joan Vatterott Charitable Trust.

(20) This includes 1 share owned by Mr. Vogel individually; 12,790 shares owned by the Allen R. Vogel IRA; and 6,209 shares owned by the Allen R. Vogel Trust.

(21) This includes 1,130 shares owned by Mr. Wapelhorst individually and 6,000 shares owned by the Thomas Wapelhorst IRA.

(22) This number is comprised of 400 shares owned by the John Geppert, Jr.
     Trust.

                     DIFFERENCES IN RIGHTS OF SHAREHOLDERS

GENERAL

     Breckenridge and Commerce are both incorporated in the State of Missouri. As a result of the merger, Breckenridge shareholders, whose rights are currently governed by the Breckenridge Articles of Incorporation and Breckenridge Bylaws will, upon consummation of the Merger, become Commerce shareholders. Following the merger, their rights will continue to be governed by Missouri law, including the Missouri General and Business Corporation Law, and will now also be governed by the Commerce Articles of Incorporation and the Commerce Bylaws. The material differences between the rights of Breckenridge's shareholders and Commerce's shareholders result from differences in the companies' governing corporate documents.

     The following summary is not intended to be an exhaustive description of the provisions discussed. It is qualified in its entirety by reference to Missouri corporate law, the Breckenridge Articles of Incorporation, the Breckenridge Bylaws, the Commerce Articles of Incorporation and the Commerce Bylaws.

NUMBER OF DIRECTORS AND TERM

     The Breckenridge Articles of Incorporation provide that such corporation shall have 16 directors, unless a majority of the shareholders votes to change such number. Currently the Breckenridge Board consists of 20 directors. Each director of Breckenridge serves a term of 1 year.

     Under the Commerce Bylaws, the Commerce Board consists of twelve directors; however the Commerce Board has the authority to increase or decrease (but not below 3) the exact number of directors. Currently, the Commerce Board consists of fifteen directors. The Commerce Bylaws provide that directors are elected to a three year term. The Commerce Articles of Incorporation and the Commerce Bylaws provide for a staggered Board of Directors comprised of three classes as nearly equal in size as practicable. Each class holds office until the third annual meeting for election of directors following the election of such class.

REMOVAL OF DIRECTORS

     The Breckenridge Articles of Incorporation and Bylaws do not have a specific provisions governing removal of the entire Breckenridge board of directors. The Commerce Articles of Incorporation provide that the entire board of directors may only be removed by an 80% majority of the shares then entitled to vote for the election of directors. Missouri law provides that any director of a corporation may be removed for cause by action of a majority of the entire board of directors if the director, at the time of his or her removal, fails to meet the qualifications stated in the corporation's Articles of Incorporation and Bylaws for election as a director or is in breach of any agreement between the director and the corporation relating to such director's services as a director or employee of the corporation.

VOTING

     Breckenridge shareholders have cumulative voting rights in connection with the election of directors and each shareholder is entitled to as many votes as are equal to the number of shares of Breckenridge common stock held by such shareholder multiplied by the number of directors to be elected. A Breckenridge shareholder may cast all of such votes for a single director or may distribute them among the directors up for election. Commerce shareholders, however, do not have cumulative voting rights in connection with the election of directors and each outstanding share of Commerce common stock is entitled to one vote on each matter submitted to shareholder vote.

     The Breckenridge Bylaws state that, unless required otherwise by law or the Articles of Incorporation of Breckenridge, the holders of a majority of the outstanding shares of stock entitled to vote at a meeting of shareholders constitutes a quorum at such meeting, and issues brought before a meeting of shareholders will be decided by a vote of the holders of a majority of the shares represented and entitled to vote. The Commerce Bylaws (except with respect to the election of directors who are elected by a plurality) contain a similar provision. Special voting provisions apply in the case of a merger or change in control. See "-- Shareholders' Vote for Mergers" on page 31 and "-- Anti-takeover Statutes" on page 31.

DIVIDENDS AND LIQUIDATION PREFERENCE

     Holders of shares of Commerce common stock and Breckenridge common stock are entitled to dividends when and if declared by the boards of directors of their respective corporations; upon liquidation, such holders are entitled to share pro rata in the assets of their respective corporations remaining after payments to creditors and any preferred shareholders.

PREEMPTIVE RIGHTS

     Holders of Breckenridge common stock have preemptive rights to purchase Breckenridge common stock in certain limited instances set forth in the Breckenridge Articles of Incorporation. Holders of Commerce common stock, however, do not have preemptive rights.

SPECIAL MEETINGS

     The Breckenridge Bylaws provide that the Chairman of the Board, the President and shareholders owning at least 20% of the Breckenridge common stock entitled to vote at any such meeting may each call special shareholder meetings. The Commerce Bylaws provide that special meetings of the Commerce shareholders may only be called by its Chairman of the Board, its President or a majority of the Commerce board of directors.

INDEMNIFICATION; LIMITATION OF LIABILITY

     Missouri law permits indemnification of officers, directors and others. A corporation may indemnify any person made or threatened to be made a party to any legal proceeding, including any suit by or in the name of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in any such capacity with respect to another enterprise, against expenses and other amounts reasonably incurred by him in connection with such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The foregoing notwithstanding, no indemnification may be made in respect to any claim brought by or in the name of the corporation as to which such person is adjudged to be liable to the corporation unless and only to the extent that a proper court determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. A corporation is required to indemnify its directors, officers, employees or agents to the extent that such persons have been successful in defending an action, suit or proceeding or any claim, issue or matter therein. These indemnification rights are not exclusive of any other rights to which the person seeking indemnification is entitled and do not limit a corporation's right to provide further indemnification.

     The Breckenridge Articles of Incorporation provide rights of indemnification generally as set forth in the Missouri law as described above. The Breckenridge Articles of Incorporation state that the indemnification provision therein is a contract right and no amendment to such provision will diminish the indemnification obligations of Breckenridge and its successors set forth in the Breckenridge Articles of Incorporation for claims based on acts or omissions of any person prior to the date of such amendment. The Commerce Bylaws provide rights of indemnification generally as set forth in the Missouri law as described above, except that the right of indemnification is limited to directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Commerce pursuant to the foregoing provisions, Commerce has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SHAREHOLDER INSPECTION

     Under Missouri law, any shareholder may at all proper times inspect the corporation's stock ledger, shareholder list and other books and records. Missouri statutory law and Missouri case law, however, does not provide specific guidance as to whether a shareholder may appoint an agent for the purpose of examining books and records or the extent to which a shareholder must have a "proper purpose."

AMENDMENT OF ARTICLES OF INCORPORATION

     Under Missouri law, the Breckenridge Articles of Incorporation may be amended upon a resolution of the Breckenridge board of directors, proposing the amendment and its submission to the Breckenridge' shareholders for their approval by the majority of the shares of Breckenridge common stock entitled to vote.

     The Commerce Articles of Incorporation provide that provisions of the Commerce Articles of Incorporation dealing with the number, term, and removal of directors, and certain business combinations may not be repealed or amended without the affirmative vote of holders of at least three-fourths of the outstanding shares of voting stock. The Commerce shareholders may otherwise amend, alter, change or repeal any provision of the Commerce Articles of Incorporation as Missouri law provides.

AMENDMENT OF BYLAWS

     The shareholders of Breckenridge may make, alter, amend or repeal the Breckenridge' Bylaws by a majority vote of the shares entitled to vote thereon. A majority of the board of directors of Breckenridge may make, alter, amend or repeal the Breckenridge' Bylaws. However, the action of the Breckenridge board of directors may be amended, repealed or may be prohibited as to any Bylaw or portion thereof, by action of the shareholders. The Commerce Articles of Incorporation authorize the Commerce board of directors to make, alter and repeal bylaws, subject to the rights of shareholders at any regular or special meeting to alter or repeal bylaws made by the Commerce board of directors.

NOTICE OF SHAREHOLDER PROPOSALS; NOMINATIONS OF DIRECTORS

     The Breckenridge Bylaws do not provide specific notice provisions with respect to shareholders bringing matters before the annual meeting of shareholders.

     The Commerce Bylaws provide that any shareholder who intends to bring a matter before the annual meeting of shareholders must deliver written notice of such shareholder's intent to the Secretary of Commerce. Such notice must be received by the Secretary not later than sixty days nor more than ninety days in advance of such meeting. Such written notice must set forth (i) a brief description of the proposal and the reasons for it (ii) the name and address of the shareholder, (iii) the class and number of shares of capital stock of Commerce which are beneficially owned by the shareholder, (iv) any arrangement between such shareholder and any other person in connection with the proposal and any material interest of the shareholder in the proposed business described in the notice, (v) a representation that such shareholder will appear in person or proxy at the annual meeting and (vi) if such business is a nomination for director, each nomination sought to be made, together with a description of the qualifications and business or professional experience of each proposed nominee and disclosing the information about him or her that is required by the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, to be disclosed in the proxy materials for the meeting involved as if he or she were a nominee of the corporation for election as one of its directors.

SHAREHOLDERS' VOTE FOR MERGERS

     A corporation incorporated under Missouri law must obtain the affirmative vote of the holders of a two-thirds of the outstanding shares of the corporation entitled to vote thereon to approve a merger with another corporation, the sale of substantially all of the corporation's assets or the voluntary dissolution of the corporation.

     Missouri law does not require a vote of a corporation's shareholders if such corporation is merged with and into a parent corporation that owns 90% or more of such corporation's stock.

DISSENTERS' RIGHTS

     Missouri law provides dissenters' rights to shareholders entitled to vote in merger transactions (except as indicated below) and in a sale of assets, unless pursuant to a voluntary dissolution of the corporation. Dissenters' rights, also known as appraisal rights, are rights afforded to shareholders who dissent from specific transactions. The dissenting shareholders, if they comply with the procedural requirements of Missouri law, are entitled to elect not to participate in the subject transaction and to receive instead the fair value of their shares in cash.

ANTI-TAKEOVER STATUTES

     Missouri has a statute known as a "business combination statute." This statute restricts certain "business combinations" between a Missouri corporation and an "interested shareholder." For this purpose, a "business combination" means one of various types of transactions, including mergers, that increases the proportionate voting power of the interested shareholders. An "interested shareholder" means any person who owns or controls 20% or more of the outstanding shares of the corporation's voting stock. Under the statute, a Missouri corporation may not engage in a business combination with an interested shareholder other than:

     - a business combination approved by the corporation's board of directors prior to the date on which the interested shareholder became an interested shareholder;

     - a business combination approved by the holders of a majority of the outstanding voting stock not owned by the interested shareholder at a meeting called no earlier than five years after the date on which the interested shareholder became an interested shareholder; or

     - a business combination that satisfies certain fairness and procedural requirements.

In any event, unless the corporation's board of directors, on or before the date the interested shareholder acquired the corporation's stock, approved either the business combination or the interested shareholder's acquisition of stock, the corporation may not engage in any business combination with the interested shareholder for a period of five years after that date.

     A Missouri corporation may opt out of the coverage by the business combination statute by including a provision to that effect in its governing corporate documents. Neither Breckenridge nor Commerce has done so.

PREFERRED SHARE PURCHASE RIGHTS PLAN

     As described in the Form 8-A12G/A Registration Statement filed by Commerce with the SEC on June 10, 1996 and incorporated herein by reference, Commerce common stock has attached rights to acquire shares of preferred stock in response to certain takeover proposals. Breckenridge does not have a rights plan.

                    SELECTED CONSOLIDATED FINANCIAL DATA OF
                        BRECKENRIDGE BANCSHARES COMPANY
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

     The following table sets forth selected consolidated financial information of Breckenridge for the periods ended September 30, 2000 and 1999 and for the years ended December 31, 1999, 1998, 1997, 1996 and 1995. The information contained in this table should be read in conjunction with Breckenridge's historical Consolidated Financial Statements and related notes thereto included elsewhere in this proxy statement/prospectus.

                                             AT OR FOR THE NINE
                                                MONTHS ENDED
                                                  SEPTEMBER               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                             -------------------   ---------------------------------------------------
                                               2000       1999       1999       1998       1997       1996      1995
                                             --------   --------   --------   --------   --------   --------   -------
BALANCE SHEET DATA (AT PERIOD END)
Total assets...............................  $272,512   $217,100   $237,410   $199,580   $150,107   $107,207   $79,745
Loans, net.................................   189,526    159,817    161,411    139,201     88,690     68,962    50,124
Investments securities.....................    35,327     31,611     30,844     35,499     43,320     23,452    16,974
Total deposits.............................   231,416    189,770    206,421    183,640    135,873     98,275    72,055
Shareholders' equity.......................    15,011     13,018     13,452     12,007     10,913      7,046     6,709
INCOME STATEMENT DATA
Interest income............................    14,729     11,405     15,814     12,756      9,630      6,863     5,258
Interest expense...........................     8,373      5,955      8,220      7,160      5,355      3,570     2,643
                                             --------   --------   --------   --------   --------   --------   -------
Net interest income........................     6,356      5,450      7,594      5,596      4,275      3,293     2,615
Provision for loan loss....................       383        383        590        874        300        343       132
                                             --------   --------   --------   --------   --------   --------   -------
Net interest income after provision for
  loan
  losses...................................     5,973      5,067      7,004      4,722      3,975      2,950     2,483
Non-interest income........................       459        356        485        412        392        380       351
Non-interest expense.......................     3,784      3,474      4,764      4,375      3,139      2,693     2,268
                                             --------   --------   --------   --------   --------   --------   -------
Income before income taxes.................     2,648      1,949      2,725        759      1,228        637       566
Income taxes...............................     1,043        717      1,012        267        412        202       193
                                             --------   --------   --------   --------   --------   --------   -------
Net earnings...............................  $  1,605   $  1,232   $  1,713   $    492   $    816   $    435   $   373
                                             ========   ========   ========   ========   ========   ========   =======
DIVIDENDS
Common stock...............................        64         64         86         78         60         56        56
Ratio of total dividends declared to net
  income...................................      3.99%      5.19%      5.02%     15.82%      7.47%     12.87%    15.01%
PER SHARE DATA
Diluted earnings per share.................  $   1.62   $   1.24   $   1.73   $   0.50   $   1.07   $   0.62   $  0.53
Dividends per share........................      0.07       0.07       0.09       0.08       0.08       0.08      0.08
Book value (period end) per share..........     15.41      13.36      13.81      12.32      11.68      10.00      9.51
Weighted average number of common shares
  outstanding..............................   993,551    989,666    990,813    976,978    761,726    704,928   703,866
FINANCIAL RATIOS
Return on average total assets(1)..........      0.85%      0.79%      0.85%      0.28%      0.63%      0.47%     0.52%
Return on average total shareholders'
  equity(1)................................     12.03%     11.93%     11.94%      3.98%      8.06%      6.36%     5.66%
Net interest margin........................      2.70%      2.78%      3.83%      3.18%      3.25%      3.91%     4.01%
Net interest spread........................      3.56%      3.28%      3.36%      3.29%      2.96%      3.53%     3.33%
Average assets per employee................     3,186      2,665      2,730      2,295      2,320      1,744     1,658
ASSET QUALITY RATIOS
Allowance for loan losses to loans.........      1.19%      1.14%      1.19%      1.07%      0.83%      0.99%     0.98%
Non-performing loans to loans..............      0.10%      1.36%      0.27%      1.43%      0.45%      0.71%     1.03%
Net loan charge-offs to average loans(1)...      0.02%      0.04%      0.10%      0.10%      0.30%      0.25%     0.17%
CAPITAL RATIOS OF THE COMPANY
Average shareholders' equity to average
  assets...................................      5.60%      5.79%      6.65%      7.11%      7.80%      7.40%     9.25%
Total risk-based capital ratio.............     10.45%      9.03%      8.92%      9.14%     11.39%     10.35%    13.76%
Leverage ratio.............................      7.51%      6.05%      5.90%      6.10%      7.00%      6.57%     8.41%
CAPITAL RATIOS OF THE BANK
Average shareholders' equity to average
  assets...................................      7.01%      6.37%      6.74%      7.17%      7.91%      8.49%     9.44%
Total risk-based capital ratio.............     10.66%     10.14%     10.50%      9.82%     12.45%     12.10%    14.70%
Leverage ratio.............................      7.45%      7.25%      7.10%      6.70%      7.60%      7.80%     9.14%

---------------

(1) Ratios for the nine-month periods are annualized.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  CONSOLIDATED FINANCIAL CONDITION AND RESULTS
                OF OPERATIONS OF BRECKENRIDGE BANCSHARES COMPANY

     The primary business of Breckenridge is community-oriented banking offering a variety of financial services. These services include taking deposits, which are in turn used to generate loans for small businesses, commercial and residential real estate and consumer-oriented loans. Breckenridge also invests its assets in U.S. and state government bonds and U.S. Agencies, primarily for purposes of liquidity and pledging to public deposits. Ancillary services include packaging mortgage loans for sale and providing brokerage services through a third-party to customers throughout the metropolitan St. Louis area.

     Breckenridge's primary source of income is from interest on its loans and investments. Interest expense is incurred from interest paid on deposits, on borrowings from the Federal Home Loan Bank ("FHLB"), and other short-term borrowings. Net income is primarily dependent upon the difference between the average yield earned on loans and investments and the average rate paid on deposits and borrowings. Breckenridge controls interest-rate risk to the extent that the average maturity/repricing on earning assets and interest-bearing liabilities is less than two years; however, other factors also affect spread, such as economic and competitive factors, which influence interest rates, loan demand, and deposit flows.

     Breckenridge also derives income from non-interest income, including fee income on deposit accounts, fees for brokerage services and other fees on loans. Net income is affected by the provision for loan losses, non-interest expenses and provisions for income taxes.

FINANCIAL CONDITION

  September 30, 2000 compared to December 31, 1999

     Total assets increased approximately $35.1 million from $237.4 million at December 31, 1999 to $272.5 million at September 30, 2000. Loans increased approximately $28.5 million at September 30, 2000, compared to December 31, 1999. Investment securities increased $4.5 million at September 30, 2000 compared to December 31, 1999. Cash and other non-interest earning bank balances also increased slightly.

     Total deposits increased during this period from $206.4 million to $231.4 million. This increase was mostly due to an increase in time deposit accounts. At the same time, advances from FHLB and other borrowings increased from $13.4 million at December 31, 1999 to $20.2 million at September 30, 2000.

  December 31, 1999 compared to December 31, 1998

     Total assets at December 31, 1999, were $237.4 million compared to $199.6 million at December 31, 1998. This growth was primarily the result of an increase in loan demand. Cash and due from banks increased $18.1 million during this period due to Breckenridge selling a portfolio of loans to a third-party. Breckenridge also received advances from the FHLB and increased securities sold under agreements to repurchase to help fund the increase in loans.

     Total deposits grew by $22.8 million from $183.6 at December 31, 1998 to $206.4 at December 31, 1999. This growth was a combination of increased demand deposits and market response to competitively priced time deposits.

RESULTS OF OPERATIONS

  Comparison of nine months ended September 30, 2000 and September 30, 1999.

     Net earnings for the nine months ended September 30, 2000 increased $373,000, or 30.3%, from the same period ended September 30, 1999. During 2000, net interest income increased $906,000, or 16.6%, with an increase of $3,324,000, or 29.1%, in interest income offset by a $2,418,000, or 40.6%, increase in interest expense during these periods.

     Noninterest income increased $103,000 or 28.9%, as a result of an increase in income from brokerage operations as well as a one-time gain on a sale of other real estate.

     Noninterest expense increased $310,000, or 8.9%, for the nine months ended September 30, 2000 as compared to the same period ended September 30, 1999, and included increases in salaries and employee benefits, other real estate expense, insurance expense, professional fees, and data processing fees. These increases are substantially related to the growth of Centennial and increased activity.

     Provision for income taxes increased $326,000 for the nine month period ended September 30, 2000 as compared to the same period ended September 30, 1999 due to increased profitability.

  Comparison of twelve months ended December 31, 1999 to December 31, 1998

     Net earnings for the fiscal year ended December 31, 1999, increased $1,221,000 to $1,713,000 from earnings in 1998 of $492,000. During such periods, net interest income increased $1,998,000 or 35.7%, as a result of an increase of $3,058,000, or 24.0%, in interest income, partially offset by an increase of $1,060,000, or 14.8%, in interest expense. During 1999, the provision for loan losses decreased $284,000 due to improved credit quality in the loan portfolio.

     Noninterest income increased $73,000, or 17.7%, in 1999 as compared to 1998, due to increases in service charges and fees from a higher volume of accounts. Noninterest expense increased $389,000, or 8.9% during such periods due to increased costs in salaries and employee benefits and occupancy expense.

     Provision for income taxes for 1999 was $745,000 higher than 1998 due to an increase in profitability.

  Comparison of twelve months ended December 31, 1998 to December 31, 1997

     Net earnings for the fiscal year ended December 31, 1998, declined $324,000, or 39.7%, due in part to a decrease in net interest margin from 3.60% in 1997 to 3.53% in 1998, even though overall net interest income increased due to growth. During 1998, net interest income increased $1,321,000, or 30.9%, as a result of an increase of $3,126,000, or 32.5%, in interest income, partially offset by an increase of $1,805,000, or 33.7%, in interest expense.

     The provision for loan losses increased $574,000 in 1998 due to a deterioration in credit quality, which also contributed to the overall decrease in earnings. Noninterest expense increased $1,236,000 in 1998 due to increases in salaries and employee benefits, occupancy expenses and other costs associated with opening a new branch location.

     Provision for income taxes for 1998 decreased $145,000, as compared to 1997, reflecting the decrease in net earnings.

                  AVERAGE BALANCES, INTEREST RATES AND YIELDS

     The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made.

                                                                        YEAR ENDING DECEMBER 31,
                                       ------------------------------------------------------------------------------------------
                                                   1999                           1998                           1997
                                       ----------------------------   ----------------------------   ----------------------------
                                                  INTEREST                       INTEREST                       INTEREST
                                       AVERAGE    INCOME/    YIELD/   AVERAGE    INCOME/    YIELD/   AVERAGE    INCOME/    YIELD/
                                       BALANCE    EXPENSE     RATE    BALANCE    EXPENSE     RATE    BALANCE    EXPENSE     RATE
                                       --------   --------   ------   --------   --------   ------   --------   --------   ------
                                                                         (DOLLARS IN THOUSANDS)

ASSETS
-------------------------------------

Interest-earning assets
  Loans(2)...........................  $154,341   $13,265     8.59%   $109,415   $ 9,630     8.80%   $ 78,638   $ 7,082     9.01%
  Investment securities..............    31,364     1,737     5.54%     41,806     2,550     6.10%     33,887     2,081     6.14%
  Fed funds sold and other short-term
    investments......................    16,437       806     4.90%     10,757       570     5.31%      8,417       461     5.48%
  Interest-bearing bank deposits.....       100         6     6.00%        100         6     6.00%        100         6     6.00%
                                       --------   -------             --------   -------             --------   -------
        Total interest earning
          assets.....................  $202,242   $15,814     7.82%   $162,078   $12,756     7.87%   $121,042   $ 9,630     7.96%
Non-interest-earning assets
  Cash and due from banks(1).........     5,988                          5,366                          3,604
  Bank premise and equipment.........     6,244                          6,229                          5,394
  Other assets.......................     2,969                          2,767                          2,080
  Allowance for possible loan loss...    (1,748)                          (883)                          (627)
                                       --------                       --------                       --------
        Total Assets.................  $215,695                       $175,557                       $131,493
                                       ========                       ========                       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------

Interest-bearing liabilities
  NOW accounts.......................  $  7,612   $   125     1.64%   $  5,584   $    90     1.61%   $  4,629   $    76     1.64%
  Money market accounts..............    28,097       890     3.17%     26,786     1,091     4.07%     18,650       808     4.33%
  Savings deposits...................    16,002       434     2.71%     13,554       396     2.92%     10,625       314     2.96%
  Time deposits of $100,000 or
    more.............................     4,660       219     4.70%      5,465       291     5.32%      3,475       185     5.32%
  Other time deposits................   112,608     6,025     5.35%     90,320     5,139     5.69%     67,454     3,885     5.76%
                                       --------   -------             --------   -------             --------   -------
        Total interest-bearing
          deposits...................   168,979     7,693     4.55%    141,709     7,007     4.94%    104,833     5,268     5.02%
  Other short-term borrowings........     8,962       527     5.88%      1,674       153     9.13%      1,588        87     5.47%
                                       --------   -------             --------   -------             --------   -------
        Total interest-bearing
          liabilities................   177,941     8,220     4.62%    143,383     7,160     4.99%    106,421     5,355     5.03%
  Non-interest-bearing liabilities
    Demand deposits..................    22,121                         18,799                         14,163
    Other liabilities................     1,284                            976                            771
  Stockholders' equity...............    14,349                         12,399                         10,138
                                       --------                       --------                       --------
  Total liabilities and stockholders'
    equity...........................  $215,695                       $175,557                       $131,493
                                       ========                       ========                       ========
  Net interest income................             $ 7,594                        $ 5,596                        $ 4,275
                                                  =======                        =======                        =======
  Net interest margin(3).............                         3.83%                          3.18%                          3.25%
                                                              ====                           ====                           ====

---------------
(1) Includes non-interest bearing balances, cash and cash items.

(2) Loans, net of allowance for losses.

(3) Net interest yield is net interest earnings divided by total interest-earning assets, with net interest earnings equal to the difference between total interest earned and total interest paid.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

     The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(1) changes in volume (i.e., changes in volume multiplied by previous rate) and
(2) changes in rate (i.e., changes in rate multiplied by previous volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                              1999 COMPARED WITH 1998   1998 COMPARED WITH 1997
                                                INCREASE (DECREASE)       INCREASE (DECREASE)
                                                DUE TO A CHANGE IN        DUE TO A CHANGE IN
                                              -----------------------   -----------------------
                                              VOLUME   RATE    TOTAL    VOLUME   RATE    TOTAL
                                              ------   -----   ------   ------   -----   ------
                                                           (DOLLARS IN THOUSANDS)
Interest-earning Assets:
  Loans and leases, net.....................  $3,860   $(225)  $3,635   $2,706   $(162)  $2,544
  Investments...............................    (595)   (218)    (813)     483     (15)     468
  Federal Funds.............................     276     (40)     236      124     (10)     114
  Interest-bearing deposits.................      --      --       --       --      --       --
                                              ------   -----   ------   ------   -----   ------
          Total Interest Income.............  $3,541   $(483)  $3,058   $3,313   $(187)  $3,126
                                              ======   =====   ======   ======   =====   ======
Interest-bearing Liabilities:
  NOW Accounts..............................  $   33   $   2   $   35   $   15   $  (1)  $   14
  Money Market Accounts.....................      57    (258)    (201)     328     (45)     283
  Savings Deposits..........................      63     (25)      38       86      (4)      82
  Time Deposits of $100,000 or more.........     (40)    (32)     (72)     103      --      103
  Other time deposits.......................   1,188    (302)     886    1,301     (45)   1,256
  Other short-term deposits.................     407     (33)     374        8      59       67
                                              ------   -----   ------   ------   -----   ------
          Total interest-bearing deposits...  $1,708   $(648)  $1,060   $1,841   $ (36)  $1,805
                                              ======   =====   ======   ======   =====   ======
Change in net interest income...............  $1,833   $ 165   $1,998   $1,472   $(151)  $1,321
                                              ======   =====   ======   ======   =====   ======

ASSET/LIABILITY MANAGEMENT

     Centennial maintains a record of the next pricing opportunity of each deposit account and each earning asset (loans, securities purchased and funds sold). This information is reviewed monthly by management and the Board of Directors. The objective of management is to match, as closely as possible, the repricing of assets and liabilities. The objective stated in the investment policy is to match the repricing of assets and liabilities within a tolerance of +5% to -15%.

INVESTMENT PORTFOLIO

     The investment portfolio meets a number of needs for Breckenridge, including providing a stable source of income with nominal credit risk, providing collateral for pledging to public fund deposits and providing a source of liquidity as securities mature.

     As of December 31, 1999, management classified $17,869,000 as "available for sale," with the remaining portfolio of $12,975,000 classified as "held to maturity." There were no securities held in the "trading" account. The securities classified as "available for sale" can be sold to meet liquidity requirements; however, management normally holds these securities until maturity.

     Historically, Breckenridge has been successful in maintaining a high loan-to-deposit ratio. As a result, Breckenridge's policy has been to minimize risk in the investment portfolio. The composition of the investment portfolio, as of the dates indicated, was as follows:

                                             SEPTEMBER 30,          DECEMBER 31,
                                             -------------   ---------------------------
                                                 2000         1999      1998      1997
                                             -------------   -------   -------   -------
                                                               (DOLLARS IN THOUSANDS)
United States Treasury securities:
  Held-to-maturity.........................     $ 3,027      $ 3,537   $ 3,549   $ 2,504
  Available-for-sale.......................         996        2,492     5,643     7,027
                                                -------      -------   -------   -------
                                                  4,023        6,029     9,192     9,531
                                                -------      -------   -------   -------
Obligations of United States Government
  agencies:
  Held-to-maturity.........................       8,500        8,999    12,002    18,495
  Available-for-sale.......................      21,874       14,722    12,990    13,991
                                                -------      -------   -------   -------
                                                 30,374       23,721    24,992    32,486
                                                -------      -------   -------   -------
State and political subdivisions:
  Held-to-maturity.........................         438          438       437       434
  Available-for-sale.......................         492          656       878       869
                                                -------      -------   -------   -------
                                                    930        1,094     1,315     1,303
                                                -------      -------   -------   -------
                                                $35,327      $30,844   $35,499   $43,320
                                                =======      =======   =======   =======

     As of December 31, 1999, the maturing securities and their average weighted yield in the investment portfolio were as follows:

                                                  AFTER ONE YEAR BUT    AFTER TWO YEARS BUT    AFTER FIVE YEARS BUT
                               WITHIN ONE YEAR     WITHIN TWO YEARS      WITHIN FIVE YEARS       WITHIN TEN YEARS
                               ----------------   -------------------   --------------------   --------------------
                               AMOUNT     YIELD    AMOUNT      YIELD     AMOUNT       YIELD     AMOUNT       YIELD
                               -------    -----   ---------    ------   ---------    -------   --------     -------
United States Treasury
  securities.................  $ 2,000    5.69%   $     --        --     $ 4,029       5.47%     $ --            --
Obligations of United States
  Government agencies........   11,329    5.33%      4,986      5.60%      7,406       5.60%       --            --
State and political
  subdivisions...............      426    5.21%         --        --         353       5.36%      315          4.62%
                               -------            --------               -------                 ----
Total investment
  securities.................  $13,755            $  4,986               $11,788                 $315
                               =======            ========               =======                 ====
Weighted average yields......     5.37%               5.60%                 5.55%                4.62%

LOAN PORTFOLIO

     The majority of the loans and commitments have been granted in Centennial's market areas within the St. Louis metropolitan area and surrounding communities. The following table presents the composition of Centennial's loan portfolio, net of unearned income, at the end of each of the periods indicated.

                              SEPTEMBER 30,                                        DECEMBER 31,
                            ------------------   ---------------------------------------------------------------------------------
                                   2000                 1999                 1998                 1997                 1996
                            ------------------   ------------------   ------------------   ------------------   ------------------
                             AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                            --------   -------   --------   -------   --------   -------   --------   -------   --------   -------
Real estate mortgage
 One to four family
   residential loans......  $ 27,110    14.13%   $ 26,157    16.01%   $ 23,569    16.75%   $ 19,195    21.46%   $ 20,161    28.95%
 Commercial...............    89,444    46.63%     71,622    43.85%     60,507    43.00%     34,570    38.66%     24,993    35.88%
 Other real estate
   Loans..................    31,130    16.23%     25,542    15.64%     18,860    13.40%      9,948    11.12%      6,611     9.49%
Commercial and
 industrial...............    27,454    14.31%     27,461    16.81%     28,739    20.43%     20,246    22.64%     12,139    17.43%
Installment and
 consumer.................    16,677     8.70%     12,566     7.69%      9,031     6.42%      5,470     6.12%      5,749     8.25%
                            --------   ------    --------   ------    --------   ------    --------   ------    --------   ------
       Total Loans........  $191,815   100.00%   $163,348   100.00%   $140,706   100.00%   $ 89,429   100.00%   $ 69,653   100.00%
                            ========   ======    ========   ======    ========   ======    ========   ======    ========   ======

                               DECEMBER 31,
                            ------------------
                                   1995
                            ------------------
                             AMOUNT    PERCENT
                            --------   -------
Real estate mortgage
 One to four family
   residential loans......  $ 18,673    36.89%
 Commercial...............    12,583    24.86%
 Other real estate
   Loans..................     3,636     7.18%
Commercial and
 industrial...............    11,354    22.43%
Installment and
 consumer.................     4,376     8.64%
                            --------   ------
       Total Loans........  $ 50,622   100.00%
                            ========   ======

Gross loans, at December 31, 1999, increased $22.6 million, or 16.1%, over December 31, 1998. This growth is due to growth in real estate based loans caused by good economic conditions. Total loans include $278,000 of non-accruing loans at December 31, 1999, and $1,687,000 at December 31, 1998. Fixed rate loans at December 31, 1999 comprised 58.1% of loans. The remaining 41.9% are floating or adjustable rate loans. The maturities of loans at December 31, 1999 are as follows:

                                                    WITHIN ONE
                                                       YEAR      1-5 YEARS   OVER 5 YEARS    TOTAL
                                                    ----------   ---------   ------------   --------
                                                                 (DOLLARS IN THOUSANDS)
REAL ESTATE LOAN
  One to four family residential loans............   $ 8,034      $16,150       $1,973      $ 26,157
  Commercial......................................    26,906       39,778        4,938        71,622
  Other real estate loans.........................    11,003       13,751          788        25,543
COMMERCIAL AND INDUSTRIAL LOANS...................    16,395       10,709          357        27,461
INSTALLMENT AND CONSUMER LOANS....................     5,547        6,985           34        12,566
                                                     -------      -------       ------      --------
                                                     $67,885      $87,373       $8,090      $163,348
                                                     =======      =======       ======      ========

LENDING AND CREDIT MANAGEMENT

     Interest earned on the loan portfolio is the primary source of income for Centennial. Loans, net of the allowance for loan loss, represented 70% of total assets as of September 30, 2000. Centennial experienced a strong demand for loans by commercial customers during 1998 and 1999. For the year ended December 31, 1999, total loans, net of unearned income, rose by $22.6 million representing a 16.1% increase from the year ended December 31, 1998. For the year ended December 31, 1998, the increase was $51.3 million representing an increase of 57.3% from December 31, 1997.

     The following table represents the interest rate sensitivity for the loans as of December 31, 1999.

                                                               TOTAL LOANS
                                                               -----------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Floating rate...............................................    $ 68,512
Fixed rates:
  One year or less..........................................      20,176
  Over one year through five years..........................      74,276
  Over five years...........................................         384
                                                                --------
          Total fixed rates.................................      94,836
                                                                --------
          Total.............................................    $163,348
                                                                ========

  Risk Elements of Loan Portfolio

     Management reviews Centennial's loan portfolio continuously for problem loans. During the ordinary course of business, management becomes aware of borrowers who may not be able to meet contractual requirements of loan agreements. Such loans are placed under close supervision, with consideration given to placing the loan on a nonaccrual status. Management then determines the need for additions to the allowance for loan loss, or, if appropriate, partial or full charge-off. Those loans on which management does not expect to collect interest in the normal course of business, or which are 90 days or more past due as to principal or interest, are generally placed on nonaccrual status. After a loan is placed on nonaccrual status, interest income is recognized only on a cash basis so long as management is satisfied there is no impairment of the book value of the loan. The loan is returned to accrual status only when the borrower has brought all past due principal and interest payments current, and in the opinion of management, the borrower has demonstrated the ability to make future payments of principal and interest as scheduled.

     Nonperforming loans on September 30, 2000 represented .10% of total loans. This represents a decrease from December 31, 1999 when nonperforming loans were
 .27% of total loans. Nonperforming loans for December 31, 1998 and 1997 were 1.43% and .45%, respectively. The decrease was due to the paydown of several loans in 2000.

                                               AT OR FOR THE NINE
                                                  MONTHS ENDED
                                                  SEPTEMBER 30,       AT OR FOR THE TWELVE MONTHS ENDED DECEMBER 31,
                                               -------------------   -------------------------------------------------
                                                 2000       1999       1999       1998      1997      1996      1995
                                               --------   --------   --------   --------   -------   -------   -------
                                                                       (DOLLARS IN THOUSANDS)
Real estate mortgage:
  Nonaccrual.................................  $     75   $  1,975   $    176   $  1,687   $    26   $    --   $   172
  Past due 90 days or more...................        76        155        166        312       249        26        33
Commercial and industrial:
  Non accrual................................        32         59         93         --        --       262       275
  Past due 90 days or more...................        --         --         --         15       121       182        28
Installment and consumer:
  Non accrual................................        --         --          9         --        --        --        13
  Past due 90 days or more...................         1         12         --          1         4        25         1
                                               --------   --------   --------   --------   -------   -------   -------
        Total nonperforming loans............       184      2,201        444      2,015       400       495       522
Other real estate owned......................     1,390      1,390      1,559         48        --        78       167
                                               --------   --------   --------   --------   -------   -------   -------
        Total nonperforming assets...........  $  1,574   $  3,591   $  2,003   $  2,063   $   400   $   573   $   689
                                               ========   ========   ========   ========   =======   =======   =======
Loans........................................  $191,815   $161,656   $163,348   $140,706   $89,429   $69,653   $50,622
Allowance for possible loan losses to
  loans......................................      1.19%      1.14%      1.19%      1.07%     0.83%     0.99%     0.98%
Nonperforming loans to loans.................      0.10%      1.36%      0.27%      1.43%     0.45%     0.71%     1.03%
Allowance for possible loan losses to non
  performing loans...........................   1244.02%     83.55%    436.26%     74.69%   184.75%   139.60%    95.40%
Nonperforming assets to loans and foreclosed
  assets.....................................      0.82%      2.22%      1.23%      1.47%     0.45%     0.82%     1.36%

LOAN CONCENTRATIONS

     Breckenridge has a concentration of credit risk to commercial developers. Construction and development loans were $27.9 million at December 31, 1999 and $18.9 million at December 31, 1998. Repayment of these loans is, in part, dependent upon the economic conditions of the industry.

                             SUMMARY OF LOAN LOSSES

     The following table summarizes, for the periods indicated, activity in Centennial's allowance for possible loan losses, including amounts of loans charged off, amounts of recoveries and additions to the allowance charged to operating expenses:

                                                AT OR FOR THE NINE
                                                   MONTHS ENDED
                                                   SEPTEMBER 30,       AT OR FOR THE TWELVE MONTHS ENDED DECEMBER 31,
                                                -------------------   -------------------------------------------------
                                                  2000       1999       1999       1998      1997      1996      1995
                                                --------   --------   --------   --------   -------   -------   -------
                                                                        (DOLLARS IN THOUSANDS)
Allowance for possible loan losses --
  beginning of
  period......................................  $  1,937   $  1,505   $  1,505   $    739   $   691   $   498   $   444
Loans charged off:
  Commercial and industrial...................        (1)       (16)       (15)       (85)     (232)     (124)      (21)
  Real estate mortgage........................        (9)       (36)      (143)       (51)       --       (29)      (12)
  Installment and consumer....................       (32)        (2)        (4)        (1)      (34)      (18)      (61)
                                                --------   --------   --------   --------   -------   -------   -------
        Total loans charged off...............       (42)       (54)      (162)      (137)     (266)     (171)      (94)
                                                --------   --------   --------   --------   -------   -------   -------
Recoveries of loans previously charged off:
  Commercial and industrial...................         5          2          1         27         4         1         2
  Real estate mortgage........................         4         --         --         --        --        13         4
  Installment and consumer....................         2          3          3          2        10         7        10
                                                --------   --------   --------   --------   -------   -------   -------
        Total recoveries......................        11          5          4         29        14        21        16
                                                --------   --------   --------   --------   -------   -------   -------
Net loans charged off:........................       (31)       (49)      (158)      (108)     (252)     (150)      (78)
Provision for possible loan losses............       383        383        590        874       300       343       132
                                                --------   --------   --------   --------   -------   -------   -------
Allowance for possible loan losses -- end of
  period......................................  $  2,289   $  1,839   $  1,937   $  1,505   $   739   $   691   $   498
                                                ========   ========   ========   ========   =======   =======   =======
Loans outstanding
  Average.....................................  $171,871   $149,727   $154,341   $109,415   $78,638   $60,334   $46,404
  End of period...............................  $191,815   $161,656   $163,348   $140,706   $89,429   $69,653   $50,622
Ratio of allowance for possible loan losses to
  loans outstanding
  Average.....................................      1.33%      1.23%      1.26%      1.38%     0.94%     1.15%     1.07%
  End of period...............................      1.19%      1.14%      1.19%      1.07%     0.83%     0.99%     0.98%
Ratio of net charge-offs to average loans
  outstanding.................................      0.02%      0.04%      0.10%      0.10%     0.30%     0.25%     0.17%

     The following table summarizes, for the periods indicated, allocation of the Bank's allowance for possible loan loss, separated by loan category type:

                          SEPTEMBER 30,                                      DECEMBER 31,
                       --------------------   ---------------------------------------------------------------------------
                               2000                   1999                   1998                   1997            1996
                       --------------------   --------------------   --------------------   --------------------   ------
                                PERCENT OF             PERCENT OF             PERCENT OF             PERCENT OF
                       AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT
                       ------   -----------   ------   -----------   ------   -----------   ------   -----------   ------
Real estate
 mortgages...........  $1,229      53.69%     $1,093      56.43%     $ 873       58.01%      $466       63.06%      $177
Commercial and
 industrial..........    556       24.29%       612       31.60%       265       17.61%       177       23.95%       391
Installment and
 consumer............     20        0.87%        18        0.93%        17        1.13%        14        1.89%        33
Unallocated..........    484       21.15%       214       11.04%       350       23.25%        82       11.10%        90
                       ------     -------     ------     -------     ------     -------      ----      -------      ----
 Total Allowance for
   loan losses.......  $2,289     100.00%     $1,937     100.00%     $1,505     100.00%      $739      100.00%      $691
                       ======     =======     ======     =======     ======     =======      ====      =======      ====

                                  DECEMBER 31,
                       ----------------------------------
                          1996               1995
                       -----------   --------------------
                       PERCENT OF             PERCENT OF
                       TOTAL LOANS   AMOUNT   TOTAL LOANS
                       -----------   ------   -----------
Real estate
 mortgages...........     25.62%      $226       45.42%
Commercial and
 industrial..........     56.58%       224       45.08%
Installment and
 consumer............      4.78%        19        3.75%
Unallocated..........     13.02%        29       21.91%
                         -------      ----      -------
 Total Allowance for
   loan losses.......    100.00%      $498      100.00%
                         =======      ====      =======

DEPOSITS

     Breckenridge offers a variety of deposit products including demand deposits, NOW and Money Market accounts, passbook savings, IRAs and Certificates of Deposit. The maturities of certificate accounts offered will vary in response to competition, but typically range from 182 days to 24 months. A total of $49.1 million in time deposits have maturities over one year. Transaction accounts, money market and passbook savings represent 29% of deposits as of September 30, 2000, and have remained relatively stable since December 31, 1999. Time deposits grew from $110.9 million at December 31, 1998, to $133.6 million at December 31, 1999. At September 30, 1998, time deposits were $163.6 million.

     The following table indicates the average balances and average rate paid on certain categories of deposits for the periods indicated:

                                                        YEARS ENDED DECEMBER 31,
                                      ------------------------------------------------------------
                                             1999                 1998                 1997
                                      ------------------   ------------------   ------------------
                                      AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE    AVERAGE
                                      BALANCE     RATE     BALANCE     RATE     BALANCE     RATE
                                      --------   -------   --------   -------   --------   -------
Noninterest bearing
  DDA...............................  $ 22,121      --     $ 18,799      --     $ 14,163      --
Interest bearing
  MMDA..............................    28,097    3.17%      26,786    4.70%      18,650    4.33%
  NOW Accounts......................     7,612    1.64%       5,584    1.61%       4,629    1.64%
  Savings...........................    16,002    2.71%      13,554    2.92%      10,625    2.96%
  CDs under $100,000................   112,608    5.35%      90,320    5.69%      67,454    5.76%
  CDs over $100,000.................     4,660    4.70%       5,465    5.32%       3,475    5.32%
                                      --------             --------             --------
          Total Average Deposits....  $191,100             $160,508             $118,996
                                      ========             ========             ========

     The following table sets forth the amounts, as of December 31, 1999, of certain deposits in excess of $100,000 and the maturities thereon:

                                                          3 MONTHS   3 TO 12   OVER 12
                                                          OR LESS    MONTHS    MONTHS     TOTAL
                                                          --------   -------   -------   -------
                                                                  (DOLLARS IN THOUSANDS)
CDs over $100,000.......................................   $4,548    $4,613    $2,764    $11,925
                                                           ======    ======    ======    =======

     The following table summarizes short-term borrowings by Breckenridge for periods indicated:

                                                                            FOR THE TWELVE
                                                       FOR THE NINE          MONTHS ENDED
                                                       MONTHS ENDED          DECEMBER 31,
                                                       SEPTEMBER 30,   -------------------------
                                                           2000         1999      1998     1997
                                                       -------------   -------   ------   ------
                                                                (DOLLARS IN THOUSANDS)
Borrowings:
  End of period balance..............................     $20,213      $16,365   $3,003   $2,500
  Average rate end of period.........................         6.5%        5.60%    5.93%    8.20%
  Average balance for period.........................      14,141        8,446    1,653    1,615
  Average rate for period............................         7.1%        5.25%    6.03%    8.20%
  Maximum amount outstanding at any month-end........     $25,748      $18,817   $4,203   $2,500

SENSITIVITY TO CHANGES IN INTEREST RATES

     Centennial's management monitors the interest rate sensitivity position by matching maturities of assets and liabilities in time bands as set forth below. Interest-earning assets and interest-bearing liabilities whose interest rates float are grouped according to when they will reprice. Management's objective is to maintain a gap as a percentage of total interest-earning assets in a range of +5% through -15% in each time band. Centennial is slightly out of this range; however, management continually monitors to determine appropriate changes. The following table presents Centennial's interest rate position for various time bands as of December 31, 1999.

                                              0 TO 3    4 TO 12    1 TO 5    OVER 5
                                              MONTHS     MONTHS     YEARS    YEARS     TOTAL
                                             --------   --------   -------   ------   --------
                                                          (DOLLARS IN THOUSANDS)
Interest-Earning Assets
  Loans....................................  $ 72,187   $ 12,240   $78,537   $  384   $163,348
  Investment Securities....................     3,000     10,755    16,774      314     30,843
  Other short-term investments.............     7,723         --        --       --      7,723
                                             --------   --------   -------   ------   --------
          Total interest-bearing assets....  $ 82,910   $ 22,995   $95,311   $  698   $201,914
                                             ========   ========   =======   ======   ========
Interest-Bearing Liabilities
  Money market.............................  $ 24,184   $     --   $    --   $   --   $ 24,184
  Time deposits............................    30,447     54,035    49,123       --    133,605
  Savings accounts.........................    15,855         --        --       --     15,855
  NOW accounts.............................     7,704         --        --       --      7,704
  Other borrowed funds.....................    16,365         --        --       --     16,365
                                             --------   --------   -------   ------   --------
          Total interest-bearing
            liabilities....................  $ 94,555   $ 54,035   $49,123   $   --   $197,713
                                             ========   ========   =======   ======   ========
Interest sensitivity.......................  $(11,645)  $(31,040)  $46,188   $  698   $  4,201
Cumulative gap.............................  $(11,645)  $(42,685)  $ 3,503   $4,201
Gap as a percent of total earning assets...     (5.78)%   (21.10)%    1.70%    2.08%

NON-INTEREST INCOME

     The following table sets forth Centennial's non-interest income for the periods indicated:

                                              FOR THE NINE
                                              MONTHS ENDED
                                              SEPTEMBER 30,    FOR THE TWELVE MONTHS ENDED DECEMBER 31,
                                              -------------   ------------------------------------------
                                              2000    1999     1999     1998     1997     1996     1995
                                              -----   -----   ------   ------   ------   ------   ------
                                                                (DOLLARS IN THOUSANDS)
Service charges and fees....................  $221    $237     $355     $300     $273     $345     $315
Credit card fees............................    19      19       27       49       58       42       43
Other income................................   219     100      103       63       61       (7)      (7)
                                              ----    ----     ----     ----     ----     ----     ----
          Total non-interest income.........  $459    $356     $485     $412     $392     $380     $351
                                              ====    ====     ====     ====     ====     ====     ====

     Non-interest income remained consistent during the periods presented. Centennial's service charge and fee schedules have increased moderately. The increase in other income for the nine months ended September 30, 2000, is primarily related to a gain on the sale of other real estate.

NON-INTEREST EXPENSE

     The following table sets forth Centennial's non-interest expense for the periods indicated:

                                    FOR THE NINE                   FOR THE TWELVE
                                    MONTHS ENDED                    MONTHS ENDED
                                    SEPTEMBER 30,                   DECEMBER 31,
                                   ---------------   ------------------------------------------
                                    2000     1999     1999     1998     1997     1996     1995
                                   ------   ------   ------   ------   ------   ------   ------
                                                      (DOLLARS IN THOUSANDS)
Employee compensation and
  benefits.......................  $2,062   $1,950   $2,689   $2,309   $1,597   $1,349   $1,053
Net occupancy....................     307      294      392      368      287      249      200
Equipment........................     243      241      299      312      216      206      186
Data processing..................      91      102      132      147      130      110       94
Other............................   1,081      887    1,252    1,239      909      779      735
                                   ------   ------   ------   ------   ------   ------   ------
          Total non-interest
            expense..............  $3,784   $3,474   $4,764   $4,375   $3,139   $2,693   $2,268
                                   ======   ======   ======   ======   ======   ======   ======

     Total non-interest expense increased $310,000, or 8.9% from $3,474,000 for the nine months ended September 30, 1999 to $3,784,000 for the nine months ended September 30, 2000. The change is due to an increase in employee compensation and benefits and other expenses associated with the growth of Centennial.

     Total non-interest expense increased from $4,375,000 for the year ended December 31, 1998, to $4,764,000 for the year ended December 31, 1999. The increase is due to increases in salary expenses. Total non-interest expense for the year ended December 31, 1998 increased 39.4% over the year ended December 31, 1997. The increase was predominately attributed to an increase in employee compensation and benefits.

CAPITAL MANAGEMENT AND RESOURCES

     At December 31, 1999, Breckenridge's shareholders' equity had risen to $13,452,000, up $1,445,000 from December 31, 1998. Net income from Centennial has provided the majority of Breckenridge's capital accumulations.

     The analysis of capital is dependent upon a number of factors including asset quality, earnings, strength, liquidity, economic conditions and combinations thereof. New and expanded capital adequacy guidelines were adopted by the FRB in 1989 and 1990. At this time, the two primary criteria in effect are the risk-based capital guidelines and the minimum capital to total assets or leverage capital requirements.

     At December 31, 1999, federal regulatory agencies generally required member banks to maintain core (Tier 1) capital of a least 3% of total assets plus an additional cushion of 1%-2%. Additionally, these agencies require member banks to maintain total risk-based capital of at least 8% of risk-weighted assets with at least 4% of capital at Tier 1 capital. At December 31, 1999, the Bank exceeded its minimum capital requirements.

     Under the risk-based capital guidelines, Breckenridge's assets are assigned a risk-weighted factor. The risk-based capital ratio is calculated by dividing capital by the sum of risk-weighted assets and risk-weighted off-balance sheet items. Qualifying capital is classified into two tiers. Tier 1 capital, for Breckenridge, includes common stockholders' equity. Tier 2 capital includes the allowance for loan losses. As of December 31, 1999, Breckenridge's risk-based Tier 1 capital was 7.8% and risk-based total capital was 8.9%.

     For Breckenridge, the leverage ratio is defined as Tier 1 capital as a percentage of average total assets. Breckenridge's leverage ratio was 5.9% as of December 31, 1999.

     Subsequent to December 31, 1999, on March 23, 2000, Breckenridge raised $4 million through the formation of Breckenridge Capital Trust I, a statutory business trust. The Trust Preferred Securities are considered to be Tier 1 capital. Terms include an annual interest rate of 10.78%, 30-year maturity, with a 10-year call option.

LIQUIDITY

     Centennial needs to maintain a level of liquidity which will provide a readily available source of funds for new loans and other obligations on a timely basis. Historically, Centennial has targeted a loan to deposit ratio objective of 75% to 85%. A steady growth rate of deposits coupled with a steady loan demand has generally maintained the loan-to-deposit ratio percentage within the target range. The loan to deposit ratio on December 31, 1999 was 79%.

MARKET AREA

     Breckenridge considers Centennial's market area for lending purposes as St. Louis County and St. Charles County, Missouri. However, the majority of loans and deposits tend to come from within a three-mile radius of the three banking locations.

LENDING ACTIVITIES

     Due to the nature of Centennial's customer base, real estate is frequently a material component of the collateral for its loans. The expected source of repayment of these loans is generally the operations of the borrower's business, but real estate provides an additional measure of security. Risks associated with real estate loans include fluctuating land values, changes in tax policies and concentration of loans within the market. Centennial mitigates these risks by a large number of commercial real estate loans made to the user of the property. Another risk associated with real estate lending is the interest rate risk. Centennial has managed the interest rate risk by offering loans, which fluctuate with the prime rate. Currently, approximately 42% of Centennial's total loans are floating rate loans. The interest rate risk is further managed by limiting fixed rate loans to three or five year balloon notes which allow repricing at three five year intervals. Management believes Centennial has developed experience in the commercial lending area and that Centennial's loan loss history reflects its expertise.

     Centennial manages the general risks inherent in its loan portfolio by following loan policies and underwriting practices designed to result in prudent loan underwriting. Lending activities are conducted pursuant to a written loan policy. Each loan officer has a defined lending authority. Loans in excess of $25,000 are reviewed by a second loan officer; loans in excess of $75,000 are approved by the Loan Committee of the Board of Directors.

LOAN REVIEW AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

     Centennial's management maintains a loan watch list, which includes all loans, which have displayed signs of being weak credits. The loan watch list is reviewed each month by the Board of Directors.

     Centennial's Board of Directors reviews Centennial's reserve for possible loan losses on a quarterly basis. In analyzing the portfolio, Centennial's management considers current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral and repayment experience. In addition, Centennial's loan watch list is an integral part of the loan loss reserve analysis. If the loan loss reserve is deemed to be inadequate during the quarterly review, the monthly contribution to the loan loss reserve for possible loss is increased accordingly.

     Centennial has experienced a low charge off rate during the past three years. Centennial's charge-off rate was 0.10% compared to 0.15% charge-off rate for its peers. Centennial carries property in Other Real Estate with a balance of $1,390,000. The property has an appraised value of $1,400,000, excluding equipment and fixtures. The property is currently listed with a real estate broker for $1,500,000.

INVESTMENT POLICY

     Centennial's investment policy is reviewed annually by the Board of Directors. The investment policy identifies the various investment goals of Centennial and gives guidance to management regarding the achievement of those goals. The investment portfolio meets a number of needs for Breckenridge, including providing a stable source of income with nominal credit risk and providing a source of liquidity as securities mature.

COMPETITION

     Centennial encounters competition primarily seeking deposits and obtaining loan customers. The Bank's principal competitors for deposits are other financial institutions within a few miles of its offices, including other banks, savings and loan institutions and credit unions. Competition among these institutions is based primarily on interest rates offered, service charges imposed on deposit accounts, the quality of services rendered and the convenience of banking facilities. Centennial's competitors are generally permitted, subject to regulatory approval, to establish branches throughout Centennial's market area. Additional competition for depositors' funds comes from United States Government securities, private issuers of debt obligations and suppliers of other alternatives for depositors, such as securities firms.

     While Centennial also encounters competition in its lending activities, management believes there is less competition in Centennial's target market of small business with sales of $10 million or less. Centennial's strategy is to form and maintain long-term relationships between its customers and management, primarily loan officers.

     Centennial also competes in its lending activities with other financial institutions such as savings and loan institutions, credit unions, securities firms, insurance companies, small loan companies and other sources of funds. Many of Centennial's non-bank competitors are not subject to the same extensive Federal regulations that govern bank holding companies and federally insured banks and state regulations governing state chartered banks. Thus, such non-bank competitors have advantages over Centennial in providing certain services. Loan demand at Centennial continues to grow which management believes is due to the expertise of its loan officers, high level of service and quick turnaround of loan requests.

EMPLOYEES

     As of December 31, 1999, Centennial has 79 full-time equivalent employees. None of the employees of Centennial are subject to a collective bargaining agreement. Centennial considers it relationships with its employees to be good. Breckenridge has no employees who are not employees of Centennial.

PROPERTIES

     Centennial's facilities are located at 9850 St. Charles Rock Road, Breckenridge Hills, Missouri; 1101 First Capitol Drive, St. Charles, Missouri; and 10010 Watson Road, Crestwood, Missouri. The building in Breckenridge Hills, Missouri has 9,900 square feet on the main floor and 4,400 square feet on the lower level -- primarily used as data processing and storage area. The building in St. Charles has two levels and a total of 12,000 square feet. The building in Crestwood has 5,000 square feet on one level. Centennial's drive-ins are modern and ample parking is available at all locations.

     All facilities are owned by Centennial, are in good condition and adequate for the current level of operation.

LEGAL PROCEEDINGS

     Centennial is from time to time a party to various legal actions arising in the normal course of business. Management believes that there is no proceeding threatened or pending against Breckenridge for Centennial, which, if determined adversely, would have a material effect on the business or financial position of Breckenridge or Centennial.

EFFECT OF RECENT ACCOUNTING DEVELOPMENTS

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement, as amended by FAS No 137, requires all derivatives to be recorded on the balance sheet at fair value and establishes standard accounting methodologies for hedging activities. The standard will result in the recognition of offsetting changes in value or cash flows of both the hedge and the hedged item in earnings or comprehensive income in the same period. The statement is effective for Breckenridge's fiscal year ending December 31, 2001. Because Breckenridge generally does not hold derivative instruments, the adoption of this statement is not expected to have a material impact on the financial statements.

EFFECTS OF INFLATION

     Breckenridge's financial statements and accompanying footnotes have been prepared in accordance with general accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation is the increased cost of Breckenridge's operations because the assets and liabilities of Breckenridge are primarily monetary and interest rates have a greater impact on Breckenridge's performance than do the effects of inflation.

              COMMERCE COMMON STOCK AND BRECKENRIDGE COMMON STOCK
                   COMPARATIVE PER SHARE PRICES AND DIVIDENDS

     Shares of Commerce common stock are traded on The Nasdaq Stock Market. As of September 30, 2000, there were 249 holders of record of Breckenridge common stock. There is no established public trading market for the shares of Breckenridge common stock and there have been a limited number of transactions involving Breckenridge common stock. Based upon management's review of its stock transfer records, there were two sales of Breckenridge common stock between January 1, 1998 and September 30, 2000. The following table sets forth the high and low sales prices for Breckenridge common stock and Commerce common stock, and cash dividends paid thereon during the periods indicated:

                                   BRECKENRIDGE COMMON STOCK     COMMERCE COMMON STOCK**
                                   --------------------------   --------------------------
                                    HIGH     LOW     DIVIDEND    HIGH     LOW     DIVIDEND
                                   ------   ------   --------   ------   ------   --------
1998
First Quarter....................       *        *    $ 0.02    $42.47   $35.70    $0.125
Second Quarter...................       *        *    $ 0.02    $43.73   $38.87    $0.125
Third Quarter....................       *        *    $ 0.02    $44.60   $33.26    $0.125
Fourth Quarter...................       *        *    $ 0.02    $42.22   $29.37    $0.125
1999
First Quarter....................  $15.50   $15.50    $0.022    $39.57   $34.01    $0.136
Second Quarter...................  $15.49   $15.49    $0.022    $38.89   $32.99    $0.136
Third Quarter....................       *        *    $0.022    $37.53   $30.67    $0.136
Fourth Quarter...................       *        *    $0.022    $37.70   $30.83    $0.136
2000
First Quarter....................       *        *    $0.022    $32.86   $25.12    $0.148
Second Quarter...................       *        *    $0.022    $34.08   $28.10    $0.148
Third Quarter....................       *        *    $0.022    $35.83   $28.33    $0.148

---------------

* There were no known sales during such period.

** Commerce information has been restated for a 5% stock dividend declared in October 2000.

     The last sale price for Commerce common stock as reported by The Nasdaq
Stock Market on             , 2000 (the most recent date for which it was
practicable to obtain market price data prior to the printing of this proxy
statement/prospectus), was $     .

                                 LEGAL OPINION

     The legality of the Commerce common stock offered hereby will be passed upon by Blackwell Sanders Peper Martin LLP.

                                    EXPERTS

INDEPENDENT PUBLIC ACCOUNTANTS FOR COMMERCE BANCSHARES, INC.

     The consolidated financial statements of Commerce and subsidiaries as of December 31, 1999, 1998 and for each of the years in the three-year period ended December 31, 1999, 1998 and 1997 incorporated by reference in the Annual Report on Form 10-K, which are incorporated by reference in this Registration Statement, have been incorporated herein in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in auditing and accounting.

INDEPENDENT PUBLIC ACCOUNTANTS FOR BRECKENRIDGE BANCSHARES COMPANY

     The consolidated financial statements of Breckenridge and subsidiaries as of December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997 have been included herein in reliance upon the report of Baird, Kurtz & Dobson independent certified public accountants, such report given upon the authority of said firm as experts in auditing and accounting.

                             SHAREHOLDER PROPOSALS

     If the merger is consummated, stockholders of Breckenridge will become shareholders of Commerce at the Effective Time. Commerce shareholders may submit to Commerce proposals for formal consideration at the 2001 annual meeting of Commerce's shareholders and inclusion in Commerce's proxy statements for such meetings. The deadline for all such proposals to be considered for inclusion in
Commerce's Proxy Statement and proxy for the 2001 annual meeting is           ,
2000. The holder of any proxy delivered in connection with Commerce's 2001 Shareholders' Meeting may exercise discretionary authority in voting on any shareholder proposals not submitted to Commerce 60 days prior to Commerce's 2001
Shareholders' Meeting which will be held on           , 2001.

                      WHERE YOU CAN FIND MORE INFORMATION

     Commerce files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms.

     Commerce's SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information are also available for inspection at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006-1506.

     Commerce has filed a Registration Statement on Form S-4 with the SEC to register the Commerce common stock to be issued to Breckenridge's shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Commerce in addition to being a proxy statement of Breckenridge for its special meeting. As allowed by the SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows Commerce to "incorporate by reference" information into this proxy statement/ prospectus, which means that Commerce can disclosure important information to you by referring you to another document separately filed with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. This proxy statement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their financial status.

   COMMERCE SEC FILINGS (FILE NO. 0-2989)                         PERIOD
   --------------------------------------                         ------
Annual Report on Form 10-K...................  Fiscal year ended December 31, 1999

Quarterly Report on Form 10-Q................  Quarter ended September 30, 2000

Quarterly Report on Form 10-Q................  Quarter ended June 30, 2000

Quarterly Report on Form 10-Q................  Quarter ended March 31, 2000

Description of Commerce's common stock in Form 8-A Registration Statement, as filed on
February 26, 1968, as supplemented by Form
8-A
Registration Statement, as filed on August
31,
1988, as amended by Form 8-A12G/A as filed on June 10, 1996

     Additional documents that Commerce may file with the SEC between the date of this proxy statement/prospectus and the date of the Breckenridge special meeting are also incorporated by reference. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements.

     If you are a Commerce shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, but without exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Commerce at the following address:

                           COMMERCE BANCSHARES, INC.
                          1000 WALNUT, P.O. BOX 13686
                          KANSAS CITY, MISSOURI 64106
                         ATTENTION: J. DANIEL STINNETT
                        TELEPHONE NUMBER: (816) 234-2350

     IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE
MADE BY           , 2000.

     You should rely only on the information contained or incorporated by reference in this document to vote your shares at the special meeting. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/
prospectus is dated           , 2000, and you should not assume that the
information contained in the proxy statement/prospectus is accurate as of any other date. Neither the mailing of this proxy statement/ prospectus to Breckenridge shareholders nor the issuance of Commerce common stock in connection with the merger shall create any implication to the contrary.

                        INDEX TO FINANCIAL STATEMENTS OF
                        BRECKENRIDGE BANCSHARES COMPANY

                                                              PAGE
                                                              ----
Report of Baird, Kurtz & Dobson, Independent Accountants....   F-1
Consolidated Balance Sheets as of September 30, 2000
  (unaudited) and
  December 31, 1999 and 1998................................   F-2
Consolidated Statements of Income for the nine months ended
  September 30, 2000 and September 30, 1999 (unaudited) and
  years ended December 31, 1999, 1998 and 1997..............   F-3
Consolidated Statements of Changes in Stockholders' Equity
  for the nine months ended September 30, 2000 (unaudited)
  and years ended December 31, 1999, 1998 and 1997..........   F-5
Consolidated Statements of Cash Flows for the nine months
  ended September 30, 2000 and September 30, 1999
  (unaudited) and years ended December 31, 1999, 1998 and
  1997......................................................   F-6
Notes to Consolidated Financial Statements..................   F-7

                        INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors and Stockholders
Breckenridge Bancshares Company
Breckenridge Hills, Missouri

     We have audited the accompanying balance sheets of BRECKENRIDGE BANCSHARES COMPANY, as of December 31, 1999 and 1998, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BRECKENRIDGE BANCSHARES COMPANY as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

St. Louis, Missouri
January 21, 2000

                        BRECKENRIDGE BANCSHARES COMPANY

                          CONSOLIDATED BALANCE SHEETS

         SEPTEMBER 30, 2000 (UNAUDITED) AND DECEMBER 31, 1999 AND 1998

                          (IN THOUSANDS EXCEPT SHARES)

                                                       SEPTEMBER 30, 2000        DECEMBER 31,
                                                       ------------------    --------------------
                                                          (UNAUDITED)          1999        1998
                                             ASSETS
Cash and due from banks............................         $ 26,817         $ 27,091    $  6,789
Federal funds sold.................................            9,982            7,623       9,842
                                                            --------         --------    --------
       Cash and cash equivalents...................           36,799           34,714      16,631
Interest-bearing deposits with banks...............              100              100         100
Available-for-sale securities......................           23,362           17,869      19,512
Held-to-maturity securities........................           11,965           12,975      15,987
Loans..............................................          191,815          163,348     140,706
Less allowances for loan losses....................           (2,289)          (1,937)     (1,505)
                                                            --------         --------    --------
       Net Loans...................................          189,526          161,411     139,201
Premises and equipment.............................            6,031            6,163       6,332
Interest receivable................................            1,409            1,142       1,225
Prepaid expenses and other assets..................            1,366              888         222
Other real estate owned............................            1,390            1,559          48
Deferred income taxes..............................              564              589         322
                                                            --------         --------    --------
       Total Assets................................         $272,512         $237,410    $199,580
                                                            ========         ========    ========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Demand deposits....................................         $ 24,319         $ 25,073    $ 21,282
NOW and money market deposits......................           27,552           31,888      36,454
Time deposits, $100,000 and over...................           11,784           11,925       5,983
Other time deposits................................          151,825          121,680     104,958
Savings deposits...................................           15,936           15,855      14,963
                                                            --------         --------    --------
       Total Deposits..............................          231,416          206,421     183,640
Securities sold under agreements to repurchase.....            5,213            8,365       1,703
Federal Home Loan Bank advances....................           15,000            5,000          --
Notes payable......................................               --            3,000       1,300
Accrued interest, taxes and other expenses.........            1,872            1,172         930
Trust preferred securities.........................            4,000               --          --
                                                            --------         --------    --------
       Total Liabilities...........................          257,501          223,958     187,573
                                                            --------         --------    --------
STOCKHOLDERS' EQUITY
  Common stock, $1 par value; authorized 2,000,000
     shares; issued, 980,263 shares................              980              980         980
  Additional paid-in capital.......................            8,129            8,129       8,129
  Retained earnings................................            6,111            4,570       2,943
  Treasury stock, at cost; 5,950 shares............             (140)            (140)       (140)
  Accumulated other comprehensive income
     Unrealized appreciation (depreciation) on
     available-for-sale securities, net of income
     taxes of $(28) at September 30, 2000 and $(53)
     and $60 at December 31, 1999 and 1998,
     respectively..................................              (69)             (87)         95
                                                            --------         --------    --------
       Total Stockholders' Equity..................           15,011           13,452      12,007
                                                            --------         --------    --------
       Total Liabilities and Stockholders'
          Equity...................................         $272,512         $237,410    $199,580
                                                            ========         ========    ========

                 See Notes to Consolidated Financial Statements

                        BRECKENRIDGE BANCSHARES COMPANY
                       CONSOLIDATED STATEMENTS OF INCOME
           NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)
                AND YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  SEPTEMBER 30,            DECEMBER 31,
                                                -----------------   --------------------------
                                                 2000      1999      1999      1998      1997
                                                -------   -------   -------   -------   ------
                                                   (UNAUDITED)
INTEREST INCOME
  Loans......................................   $11,788   $ 9,559   $13,265   $ 9,630   $7,082
  Investment securities......................     1,343     1,326     1,737     2,550    2,081
  Deposits with banks........................         5         5         6         6        6
  Federal funds sold.........................     1,593       515       806       570      461
                                                -------   -------   -------   -------   ------
       Total Interest Income.................    14,729    11,405    15,814    12,756    9,630
INTEREST EXPENSE.............................     8,373     5,955     8,220     7,160    5,355
                                                -------   -------   -------   -------   ------
NET INTEREST INCOME..........................     6,356     5,450     7,594     5,596    4,275
PROVISION FOR LOAN LOSSES....................       383       383       590       874      300
                                                -------   -------   -------   -------   ------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES..................     5,973     5,067     7,004     4,722    3,975
                                                -------   -------   -------   -------   ------
NON-INTEREST INCOME
  Gain on foreclosed assets held-for-sale....        92        --        --        --       --
  Service charges and fees...................       221       237       355       300      273
  Credit card fees...........................        19        19        27        49       58
  Other income...............................       127       100       103        63       61
                                                -------   -------   -------   -------   ------
       Total Non-Interest Income.............       459       356       485       412      392
                                                -------   -------   -------   -------   ------
NON-INTEREST EXPENSES
  Salaries and employee benefits.............     2,062     1,950     2,689     2,309    1,597
  Occupancy expense..........................       307       294       393       368      287
  Equipment expense..........................       243       241       299       312      216
  Loss on foreclosed assets held-for-sale....         2        12        10        --       18
  Data processing expense....................        91       102       132       147      130
  Other expenses.............................     1,079       875     1,241     1,239      891
                                                -------   -------   -------   -------   ------
       Total Non-Interest Expenses...........     3,784     3,474     4,764     4,375    3,139
                                                -------   -------   -------   -------   ------
INCOME BEFORE INCOME TAXES...................     2,648     1,949     2,725       759    1,228
PROVISION FOR INCOME TAXES...................     1,043       717     1,012       267      412
                                                -------   -------   -------   -------   ------
NET INCOME...................................     1,605     1,232     1,713       492      816
                                                =======   =======   =======   =======   ======

                 See Notes to Consolidated Financial Statements

                        BRECKENRIDGE BANCSHARES COMPANY
                  CONSOLIDATED STATEMENTS OF INCOME, CONTINUED
         NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED) AND
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     SEPTEMBER 30,          DECEMBER 31,
                                                    ---------------   ------------------------
                                                     2000     1999     1999     1998     1997
                                                    ------   ------   ------   ------   ------
                                                      (UNAUDITED)
OTHER COMPREHENSIVE INCOME (LOSS)
  Unrealized appreciation (depreciation) of
  available-for-sale securities, net of income
  taxes of $(44) and 89, for September 30, 2000
  and 1999 and (107), 38 and 37 for December 31,
  1999, 1998 and 1997, respectively..............   $  (72)  $ (144)  $ (172)  $   60   $   60
LESS: Reclassification adjustment for
  (depreciation) appreciation
  Included in net income, net of income taxes $55
  and $(7) for September 30, 2000 and 1999 and
  $(6), $-0-and $(12) for December 31, 1999, 1998
  and 1997, respectively.........................       90      (12)     (10)      --      (18)
                                                    ------   ------   ------   ------   ------
                                                        18     (156)    (182)      60       42
                                                    ------   ------   ------   ------   ------
COMPREHENSIVE INCOME.............................   $1,623   $1,076   $1,530   $  552   $  858
                                                    ======   ======   ======   ======   ======
BASIC EARNINGS PER SHARE.........................   $ 1.65   $ 1.26   $ 1.76   $  .51   $ 1.09
                                                    ======   ======   ======   ======   ======
DILUTED EARNINGS PER SHARE.......................   $ 1.62   $ 1.24   $ 1.73   $  .50   $ 1.07
                                                    ======   ======   ======   ======   ======

                 See Notes to Consolidated Financial Statements

                        BRECKENRIDGE BANCSHARES COMPANY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              NINE MONTHS ENDED SEPTEMBER 30, 2000 (UNAUDITED) AND
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
              (IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)

                                                                                               ACCUMULATED
                                                                                                  OTHER
                                                                                              COMPREHENSIVE
                                                                                                 INCOME
                                                                                               UNREALIZED
                                                                                              APPRECIATION
                                                                                             (DEPRECIATION)
                                                          ADDITIONAL                          ON AVAILABLE-
                                                 COMMON    PAID-IN     RETAINED   TREASURY      FOR-SALE
                                                 STOCK     CAPITAL     EARNINGS    STOCK     SECURITIES, NET    TOTAL
                                                 ------   ----------   --------   --------   ---------------   -------
BALANCE, JANUARY 1, 1997......................    $710      $4,709      $1,773     $(139)         $  (7)       $ 7,046
Net income....................................      --          --         816        --             --            816
Cash dividends paid on common stock, $.08 per
  share.......................................      --          --         (60)       --             --            (60)
Sale of 230,078 shares of common stock........     230       2,840          --        --             --          3,070
Change in unrealized appreciation on
  available-for-sale securities, net of income
  taxes of $25................................      --          --          --        --             42             42
Purchase of 13 shares of treasury stock.......      --          --          --        (1)            --             (1)
                                                  ----      ------      ------     -----          -----        -------
BALANCE, DECEMBER 31, 1997....................     940       7,549       2,529      (140)            35         10,913
Net income....................................      --          --         492        --             --            492
Cash dividends paid on common stock, $.08 per
  share.......................................      --          --         (78)       --             --            (78)
Sale of 39,985 shares of common stock.........      40         580          --        --             --            620
Change in unrealized appreciation on
  available-for-sale securities, net of income
  taxes of $38................................      --          --          --        --             60             60
                                                  ----      ------      ------     -----          -----        -------
BALANCE, DECEMBER 31, 1998....................     980       8,129       2,943      (140)            95         12,007
Net income....................................      --          --       1,713        --             --          1,713
Cash dividends paid on common stock, $.09 per
  share.......................................      --          --         (86)       --             --            (86)
Change in unrealized depreciation on
  available-for-sale securities, net of income
  taxes of $(113).............................      --          --          --        --           (182)          (182)
                                                  ----      ------      ------     -----          -----        -------
BALANCE, DECEMBER 31, 1999....................     980       8,129       4,570      (140)           (87)        13,452
Net income....................................      --          --       1,605        --             --          1,605
Cash dividends paid on common stock, $.07 per
  share.......................................      --          --         (64)       --             --            (64)
Change in unrealized depreciation on
  available-for-sale securities, net of income
  taxes of $(11)..............................      --          --          --        --             18             18
                                                  ----      ------      ------     -----          -----        -------
BALANCE, SEPTEMBER 30, 2000 (UNAUDITED).......    $980      $8,129      $6,111     $(140)         $ (69)       $15,011
                                                  ====      ======      ======     =====          =====        =======

                 See Notes to Consolidated Financial Statements

                        BRECKENRIDGE BANCSHARES COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

         NINE MONTHS ENDED SEPTEMBER 30, 2000, AND 1999 (UNAUDITED) AND
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                 (IN THOUSANDS)

                                                                SEPTEMBER 30,                  DECEMBER 31,
                                                             --------------------    --------------------------------
                                                               2000        1999        1999        1998        1997
                                                             --------    --------    --------    --------    --------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.............................................    $  1,605    $  1,231    $  1,713    $    492    $    816
  Items not requiring (providing) cash:
    Depreciation and amortization........................         231         230         354         323         250
    Provision for loan losses............................         383         383         590         874         300
    Gain (loss) on sale of foreclosed assets
      held-for-sale......................................           2          12          10          --          18
    Deferred income taxes................................         (92)        (77)       (154)       (266)         28
    Amortization (accretion) of premiums and discounts on
      securities.........................................         (25)         30          30          18         (10)
  Changes in:
    Interest receivable..................................        (267)       (115)         82         (83)       (456)
    Prepaid expenses and other assets....................        (359)       (190)       (113)        (14)          5
    Accrued interest, taxes and other expenses...........         700       1,321         242         110         285
                                                             --------    --------    --------    --------    --------
      Net cash provided by operating activities..........       2,178       2,825       2,754       1,454       1,236
                                                             --------    --------    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Net increase in loans..................................     (28,498)    (22,535)    (24,509)    (51,727)    (20,042)
  Purchases of premises and equipment....................         (66)        (45)       (139)       (953)     (1,223)
  Purchases of available-for-sale securities.............      (7,080)     (7,490)    (11,351)    (12,049)    (16,296)
  Proceeds from maturities of available-for-sale
    securities...........................................         165       8,700      12,685      14,500       6,500
  Purchases of held-to-maturity securities...............          --        (507)       (505)    (15,550)    (20,495)
  Purchase of Federal Home Loan Bank Stock...............        (151)       (599)       (600)         --          --
  Proceeds from maturities of held-to-maturity
    securities...........................................       2,500       3,500       3,500      21,000      10,500
  Proceeds from sale of foreclosed assets
    held-for-sale........................................         259         182         189         293          74
                                                             --------    --------    --------    --------    --------
      Net cash used in investing activities..............     (32,871)    (18,794)    (20,730)    (44,486)    (40,982)
                                                             --------    --------    --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in demand, NOW, money market
    and savings deposits.................................      (5,009)      1,932         118      18,655      10,637
  Net increase in time deposits..........................      30,004       4,199      22,663      29,111      26,961
  Net increase (decrease) in repurchase agreements.......      (3,153)      7,595       6,663       1,703          --
  Proceeds from issuance of trust preferred stock........       4,000          --          --          --          --
  Proceeds from issuance of notes payable................          --       1,500       1,700         550       1,300
  Proceeds from Federal Home Loan advances...............      10,000          --       5,000          --          --
  Payment on notes payable...............................      (3,000)         --          --      (1,750)       (150)
  Purchase of treasury stock.............................          --          --          --          --          --
  Dividends paid.........................................         (64)        (64)        (85)        (77)        (61)
  Proceeds from issuance of common stock.................          --          --          --         620       3,070
                                                             --------    --------    --------    --------    --------
      Net cash provided by financing activities..........      32,778      15,162      36,059      48,812      41,757
                                                             --------    --------    --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........       2,085        (807)     18,083       5,780       2,011
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.............      34,714      16,631      16,631      10,851       8,840
                                                             --------    --------    --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR...................    $ 36,799    $ 15,824    $ 34,714    $ 16,631    $ 10,851
                                                             ========    ========    ========    ========    ========

                 See Notes to Consolidated Financial Statements

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997

NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

NATURE OF OPERATIONS

     Breckenridge Bancshares Company ("the Company") is a bank holding company with a wholly-owned subsidiary, The Centennial Bank ("the Bank").

     The Bank is primarily engaged in providing a full range of banking and mortgage services to individual and corporate customers in St. Louis, Missouri and surrounding communities. This banking operation is the Company's only operating segment. The Bank is subject to competition from other financial institutions. The Bank also is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Breckenridge Bancshares Company and its wholly-owned subsidiary, The Centennial Bank. Significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held-for-sale, management obtains independent appraisals for significant properties.

     Management believes that the allowance for loan losses and the valuation of foreclosed assets held-for-sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held-for-sale, changes in economic conditions may necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and valuation of foreclosed assets held-for-sale. Such agencies may require the Bank to recognize additional losses based on their judgments of information available to them at the time of their examination.

INVESTMENT SECURITIES

     Available-for-sale securities, which include any security for which the Bank has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

     Held-to-maturity securities, which include any security for which the Bank has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)

accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

     Interest and dividends on investments in debt and equity securities are included in income when earned.

LOANS

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-offs are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential loan losses, based on management's evaluation of the loan portfolio, as well as on prevailing and anticipated economic conditions and historical losses by loan category. General allowances have been established, based upon the aforementioned factors, and allocated to the individual loan categories. Allowances are accrued on specific loans evaluated for impairment for which the basis of each loan, including accrued interest, exceeds the discounted amount of expected future collections of interest and principal or, alternatively, the fair value of loan collateral.

     A loan is considered impaired when it is probable that the Bank will not receive all amounts due according to the contractual terms of the loan. This includes loans that are delinquent 90 days or more (nonaccrual loans) and certain other loans identified by management. Accrual of interest is discontinued, and interest accrued and unpaid is removed, at the time such amounts are delinquent 90 days. Interest is recognized for nonaccrual loans only upon receipt, and only after all principal amounts are current according to the terms of the contract.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

FORECLOSED ASSETS HELD-FOR-SALE

     Assets acquired by foreclosure or in settlement of debt and held-for-sale are valued at fair value as of the date of foreclosure and a related valuation allowance is provided for estimated costs to sell the assets. Management evaluates the value of foreclosed assets held-for-sale periodically and increases the valuation allowance for any subsequent declines in estimated fair value. Increases in the valuation allowance and gains/losses on sale of foreclosed assets are included in non-interest expense, net.

INCOME TAXES

     Breckenridge Bancshares Company and its subsidiary file a consolidated federal income tax return. Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)

CASH EQUIVALENTS

     The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 1999 and 1998, cash equivalents consisted of federal funds sold.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1998 financial statements to conform to the 1999 financial statement presentation. These reclassifications had no effect on net earnings.

EARNINGS PER SHARE

     Basic earnings per share are computed based on the weighted-average number of shares outstanding during each year. Diluted earnings per share are computed using the weighted-average common shares and all potential dilutive common shares outstanding during the period.

     The computation of per share earnings is as follows:

                                                                       DECEMBER 31,
                                                            ----------------------------------
                                                               1999         1998        1997
                                                            ----------    --------    --------
Net income..............................................    $1,712,647    $491,632    $816,483
                                                            ==========    ========    ========
Average common shares outstanding.......................       974,313     961,978     748,226
Average common share stock options outstanding..........        16,500      15,000      13,500
                                                            ----------    --------    --------
Average diluted common shares...........................       990,813     976,978     761,726
                                                            ==========    ========    ========
Basic earnings per share................................    $     1.76    $    .51    $   1.09
                                                            ==========    ========    ========
Diluted earnings per share..............................    $     1.73    $    .50    $   1.07
                                                            ==========    ========    ========

NOTE 2:  INVESTMENTS IN DEBT SECURITIES

     The amortized cost and approximate fair value of available-for-sale securities are as follows:

                                                              DECEMBER 31, 1999
                                            ------------------------------------------------------
                                                             GROSS         GROSS
                                             AMORTIZED     UNREALIZED    UNREALIZED    APPROXIMATE
                                               COST          GAINS        (LOSSES)     FAIR VALUE
                                            -----------    ----------    ----------    -----------
U.S. Treasury...........................    $ 2,496,960      $  998      $  (6,231)    $ 2,491,727
U.S. Government agencies................     14,852,304          --       (130,277)     14,722,027
State and political subdivisions........        660,575       1,987         (6,939)        655,623
                                            -----------      ------      ---------     -----------
                                            $18,009,839      $2,985      $(143,447)    $17,869,377
                                            ===========      ======      =========     ===========

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)

                                                               DECEMBER 31, 1998
                                             ------------------------------------------------------
                                                              GROSS         GROSS
                                              AMORTIZED     UNREALIZED    UNREALIZED    APPROXIMATE
                                                COST          GAINS        (LOSSES)     FAIR VALUE
                                             -----------    ----------    ----------    -----------
U.S. Treasury............................    $ 5,495,984     $147,386      $     --     $ 5,643,370
U.S. Government agencies.................     13,000,226       31,799       (41,894)     12,990,131
State and political subdivisions.........        860,684       17,605            --         878,289
                                             -----------     --------      --------     -----------
                                             $19,356,894     $196,790      $(41,894)    $19,511,790
                                             ===========     ========      ========     ===========

     Maturities of available-for-sale debt instruments at December 31, 1999:

                                                                 AMORTIZED        FAIR
                                                                   COST           VALUE
                                                                -----------    -----------
One year or less............................................    $12,699,590    $12,669,730
After one through five years................................      4,990,249      4,885,230
After five through ten years................................        320,000        314,417
                                                                -----------    -----------
                                                                $18,009,839    $17,869,377
                                                                ===========    ===========

     The amortized cost and approximate fair value of held-to-maturity securities are as follows:

                                                              DECEMBER 31, 1999
                                            ------------------------------------------------------
                                                             GROSS         GROSS
                                             AMORTIZED     UNREALIZED    UNREALIZED    APPROXIMATE
                                               COST          GAINS        (LOSSES)     FAIR VALUE
                                            -----------    ----------    ----------    -----------
U.S. Treasury...........................    $ 3,537,340      $   --      $(122,655)    $ 3,414,685
U.S. Government agencies................      8,999,593          --       (225,103)      8,774,490
State and political subdivisions........        437,561       9,529             --         447,090
                                            -----------      ------      ---------     -----------
                                            $12,974,494      $9,529      $(347,758)    $12,636,265
                                            ===========      ======      =========     ===========

                                                               DECEMBER 31, 1998
                                             ------------------------------------------------------
                                                              GROSS         GROSS
                                              AMORTIZED     UNREALIZED    UNREALIZED    APPROXIMATE
                                                COST          GAINS        (LOSSES)     FAIR VALUE
                                             -----------    ----------    ----------    -----------
U.S. Treasury............................    $ 3,549,192     $ 63,762      $    (54)    $ 3,612,900
U.S. Government agencies.................     12,001,410       18,339       (37,222)     11,982,527
State and political subdivisions.........        436,646       24,280            --         460,926
                                             -----------     --------      --------     -----------
                                             $15,987,248     $106,381      $(37,276)    $16,056,353
                                             -----------     --------      --------     -----------

     Maturities of held-to-maturity securities at December 31, 1999:

                                                                 AMORTIZED        FAIR
                                                                   COST           VALUE
                                                                -----------    -----------
One year or less............................................    $ 1,085,260    $ 1,085,402
After one through five years................................     11,889,234     11,550,863
After five through ten years................................             --             --
                                                                -----------    -----------
                                                                $12,974,494    $12,636,265
                                                                ===========    ===========

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)

     Securities pledged as collateral to secure public deposits and for other purposes totaled:

                                                                   1999          1998
                                                                ----------    ----------
Amortized cost..............................................    $2,516,920    $2,148,759
Fair value..................................................    $2,416,301    $2,170,142

NOTE 3:  LOANS AND ALLOWANCE FOR LOAN LOSSES

     Categories of loans include:

                                                                    1999            1998
                                                                ------------    ------------
Real estate loans...........................................    $ 51,699,000    $ 42,429,000
Commercial real estate loans................................      71,622,000      60,507,000
Commercial and industrial loans.............................      27,461,000      28,739,000
Consumer and other loans....................................      12,565,960       9,031,477
                                                                ------------    ------------
                                                                 163,347,960     140,706,477
Less:
  Allowance for loan losses.................................      (1,936,708)     (1,505,176)
                                                                ------------    ------------
                                                                $161,411,252    $139,201,301
                                                                ============    ============

     Impaired loans totaled $1,399,005 and $2,103,241 at December 31, 1999 and 1998, respectively. An allowance for loan losses of $169,039 relates to impaired loans of $1,263,351 at December 31, 1999. At December 31, 1999 and 1998, impaired loans of $135,654 and $2,103,241, respectively, had no related allowance for loan losses. Interest recognized on average impaired loans of $1,407,000 and $2,130,230 was $169,000 and $156,000.

     At December 31, 1999 and 1998, the Bank had loans totaling $16,928,581 and $17,091,971, respectively, to employees, officers, directors, principal stockholders and affiliated companies. In management's opinion, such loans were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons.

     Activity in the allowance for loan losses was as follows:

                                                            1999          1998         1997
                                                         ----------    ----------    ---------
Balance, beginning of year...........................    $1,505,176    $  738,721    $ 690,733
  Provision charged to expense.......................       590,000       874,411      300,000
  Losses charged off, net of recoveries of $5,310
     (1999), $30,034 (1998) and $13,874 (1997).......      (158,468)     (107,956)    (252,012)
                                                         ----------    ----------    ---------
Balance, end of year.................................    $1,936,708    $1,505,176    $ 738,721
                                                         ==========    ==========    =========

NOTE 4:  FEDERAL FUNDS SOLD

     From time to time, the Bank has excess deposits with the Federal Reserve Bank. Excess deposits are loaned to other banks as federal funds sold, which represents overnight lending to other member banks of the Federal Reserve System. At December 31, 1999 and 1998, $7,623,480 and $9,841,704, respectively, were sold to several banks in the St. Louis, Missouri area.

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)

NOTE 5:  BANK PREMISES AND EQUIPMENT

     Premises and equipment are as follows:

                                                                   1999          1998
                                                                ----------    ----------
Land........................................................    $1,603,801    $1,633,676
Premises....................................................     4,610,070     4,574,551
Vault, furniture and fixtures...............................       676,928       660,294
Equipment...................................................     1,094,837       981,316
                                                                ----------    ----------
                                                                 7,985,636     7,849,837
Less accumulated depreciation...............................     1,822,398     1,517,831
                                                                ----------    ----------
                                                                $6,163,238    $6,332,006
                                                                ==========    ==========

NOTE 6:  SIGNIFICANT ESTIMATES AND CONCENTRATIONS

     Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk. Other significant estimates and concentrations not discussed in those footnotes include the following:

     The Bank grants commercial, residential and consumer loans to customers throughout the St. Louis Missouri area. Although the Bank has a diversified loan portfolio, there is a concentration of credit risk relating to loans to commercial developers. Repayment of loans is in part dependent upon the economic conditions of the industry. The Bank monitors this risk by limiting the number of land development loans to individual customers and the amount extended in geographic areas. In addition, approximately 25% of the portfolio relates to construction homes which are pre-sold prior to advancing funds for the loan. The Bank evaluates each customer's creditworthiness on a case-by-case basis. Construction and development loans totaled $27,904,676 and $18,859,665 at December 31, 1999 and 1998, respectively.

     The Bank also recognizes a concentration of credit with the Federal Reserve Bank with a deposit balance of $20,915,217 as of December 31, 1999.

NOTE 7:  COMMITMENTS AND CREDIT RISK

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

     The Bank's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the lending contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Management does not anticipate any material losses as a result of these transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

                                                                   1999           1998
                                                                -----------    -----------
Financial instruments whose contract amounts represent
  potential credit risk:
  Commitments to extend credit..............................    $37,279,000    $28,366,541
  Standby letters of credit.................................    $ 1,087,000    $ 1,289,633

     The Bank requires collateral to support financial instruments when it is deemed necessary. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies, but may include real estate; income-producing commercial properties; accounts receivable; property, plant and equipment; and inventory. At December 31, 1999, all of the Bank's credit commitments expire at various times through 2003.

NOTE 8:  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The Bank enters into sales of securities under agreements to repurchase. Repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the statement of financial condition. The securities underlying the agreements are book-entry securities. The securities were delivered by appropriate entry into the Bank's account maintained at the Federal Reserve Bank of St. Louis or into a third-party custodian's account designated by the Bank under a written custodial agreement that explicitly recognizes the Bank's interest in the securities. At December 31, 1999 and 1998 these agreements had an outstanding balance of $8,365,617 and $1,702,550, with a weighted-average interest rate of 4.07% and 3.90% and matured within 90 days, respectively. At December 31, 1999 and 1998 all of the agreements were agreements to repurchase the same securities. Securities sold under agreements to repurchase averaged $5,209,616 and $602,572 during 1999 and 1998 and the maximum amount outstanding at any month-end during 1999 and 1998 was $10,416,957 and $1,702,550.

     Securities underlying the agreements to repurchase consist of U.S. Treasury and U.S. Agency securities with book values of $12,518,447 and $3,047,827 and fair values of $12,367,935 and $3,160,470 at December 31, 1999 and 1998,
respectively.

NOTE 9:  INTEREST-BEARING DEPOSITS

     At December 31, 1999, the scheduled maturities of certificates of deposit are as follows:

2000.....................................................    $ 84,482,116
2001.....................................................      41,843,912
2002.....................................................       4,606,595
2003.....................................................         887,467
2004.....................................................       1,784,633
                                                             ------------
                                                             $133,604,723
                                                             ============

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)

NOTE 10:  INCOME TAXES

PROVISION FOR INCOME TAXES

     The provision for income taxes includes these components:

                                                              1999         1998         1997
                                                           ----------    ---------    --------
Taxes currently payable................................    $1,166,667    $ 533,463    $383,883
Deferred income taxes..................................      (154,000)    (266,000)     28,300
                                                           ----------    ---------    --------
                                                           $1,012,667    $ 267,463    $412,183
                                                           ==========    =========    ========

     A reconciliation of income tax expense at the statutory rate to the Bank's actual income tax expense is shown below:

                                                              1999         1998         1997
                                                           ----------    ---------    --------
Taxes at the statutory rate (34%)......................    $  927,000    $ 258,000    $418,000
Increase (decrease) in taxes resulting from:
  Income from tax-exempt investments...................       (20,679)     (23,500)    (24,200)
  State taxes, net of federal tax benefits.............        69,455          400      24,400
  Other................................................        36,891       32,563      (6,017)
                                                           ----------    ---------    --------
     Actual provision..................................    $1,012,667    $ 267,463    $412,183
                                                           ==========    =========    ========

DEFERRED INCOME TAXES

     The tax effects of temporary differences related to deferred taxes shown on the balance sheets are:

                                                            1999         1998         1997
                                                          ---------    ---------    ---------
Deferred tax assets:
  Allowance for loan losses...........................    $ 652,000    $ 488,000    $ 213,000
  Deferred loan fees and costs........................        2,000        2,000        7,000
  Unrealized loss on available-for-sale securities....       53,320           --           --
                                                          ---------    ---------    ---------
                                                            707,320      490,000      220,000
                                                          ---------    ---------    ---------
Deferred tax liabilities:
  Unrealized gain on available-for-sale securities....           --      (59,636)     (21,788)
  Discount accretion of investment securities.........       (7,000)      (7,000)     (10,000)
  Accumulated depreciation............................     (111,000)    (101,000)     (94,000)
                                                          ---------    ---------    ---------
                                                           (118,000)    (167,636)    (125,788)
                                                          ---------    ---------    ---------
  Net deferred tax asset..............................    $ 589,320    $ 322,364    $  94,212
                                                          =========    =========    =========

NOTE 11:  REGULATORY MATTERS

     The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1999, approximately $878,000 of the Bank's retained earnings were available for dividend declaration without prior regulatory approval.

     The Company and the Bank are also subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)

and, possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1999, the most recent notification from Federal Deposit Insurance Corporation categorized the Bank as well as capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                      TO BE WELL
                                                                                                   CAPITALIZED UNDER
                                                                                FOR CAPITAL        PROMPT CORRECTIVE
                                                            ACTUAL           ADEQUACY PURPOSES     ACTION PROVISIONS
                                                      -------------------   -------------------   -------------------
                                                        AMOUNT      RATIO     AMOUNT      RATIO     AMOUNT      RATIO
                                                      -----------   -----   -----------   -----   -----------   -----
AS OF DECEMBER 31, 1999:
Total Capital
(to Risk Weighted Assets)
Consolidated.......................................   $15,609,316    8.9%   $14,001,415    8.0%   $17,501,768     N/A
Centennial Bank....................................   $18,380,402   10.5%   $14,001,415    8.0%   $17,501,768   10.0%
Tier I Capital
(to Risk Weighted Assets)
Consolidated.......................................   $13,672,608    7.8%   $ 7,000,707    4.0%   $10,501,061     N/A
Centennial Bank....................................   $16,443,694    9.4%   $ 7,000,707    4.0%   $10,501,061    6.0%
Tier I Capital
(to Average Assets)
Consolidated.......................................   $13,672,608    5.9%   $ 9,233,309    4.0%   $11,541,637     N/A
Centennial Bank....................................   $16,443,694    7.1%   $ 9,233,309    4.0%   $11,541,637    5.0%
AS OF DECEMBER 31, 1998:
Total Capital
(to Risk Weighted Assets)
Consolidated.......................................   $13,503,621    9.2%   $11,820,552    8.0%   $14,775,690     N/A
Centennial Bank....................................   $14,510,371    9.8%   $11,820,552    8.0%   $14,775,690   10.0%
Tier I Capital
(to Risk Weighted Assets)
Consolidated.......................................   $11,998,445    8.1%   $ 5,910,276    4.0%   $ 8,865,414     N/A
Centennial Bank....................................   $13,005,195    8.8%   $ 5,910,276    4.0%   $ 8,865,414    6.0%
Tier I Capital
(to Average Assets)
Consolidated.......................................   $11,998,445    6.1%   $ 7,811,760    4.0%   $ 9,764,700     N/A
Centennial Bank....................................   $13,005,195    6.7%   $ 7,811,760    4.0%   $ 9,764,700    5.0%

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)

NOTE 12:  EMPLOYEE BENEFIT PLANS

     The Bank has a 401k plan covering substantially all employees. The Bank's contributions are determined annually by the Board of Directors. Contributions to the plan were $27,261, $18,523 and $18,772, for 1999, 1998 and 1997, respectively.

NOTE 13:  EXECUTIVE OFFICER STOCK OPTION PLAN

     The Company maintains a stock option plan, whereby 45,000 shares of common stock were reserved for issuance upon exercise of options granted to an executive officer of the Bank. Options vest at a cumulative rate of 20% per year. The options expire in 2003.

     A summary of the status of the plan and changes during the years are presented below:

                                               1999                1998                1997
                                         -----------------   -----------------   -----------------
                                                  WEIGHTED            WEIGHTED            WEIGHTED
                                                  AVERAGE             AVERAGE             AVERAGE
                                                  EXERCISE            EXERCISE            EXERCISE
                                         SHARES    PRICE     SHARES    PRICE     SHARES    PRICE
                                         ------   --------   ------   --------   ------   --------
Outstanding, on beginning of Year.....   45,000     $ 9      30,000     $ 7      30,000     $ 7
Granted...............................       --     $--      15,000     $12          --     $--
Exercised.............................       --     $--          --     $--          --     $--
Forfeited.............................       --     $--          --     $--          --     $--
                                         ------              ------              ------
Outstanding, on end of Year...........   45,000     $ 9      45,000     $ 9      30,000     $ 7
                                         ======              ======              ======
Weighted-Average Remaining Contractual
  Life as of December 31, 1999........        4
Options Exercisable, End of Year......   33,000     $ 7      30,000     $ 7      27,000     $ 7
                                         ======              ======              ======

     The fair value of each option granted is estimated on the date of the grant using the minimum value method with the following weighted-average assumptions.

                                                                  1999      1998      1997
                                                                  ----      ----      ----
Dividends Per Share.........................................       --        --        --
Risk-Free Interest Rate.....................................       --         6%       --
Expected Life of Options....................................       --         5years   --
Weighted-Average Fair Value of Options Granted During the
  Year......................................................       --       $12        --

     The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for the plan, and no compensation cost has been recognized. Had compensation cost for the Company's Plan been determined based on the fair value at the grant dates using Statement of Financial Accounting Standards No. 123, the Company's net income would have decreased by $6,000, $6,000 and $0 and basic earnings per share would have decreased by $.01, $.01 and $0 for 1999, 1998 and 1997, respectively. The effects of applying this Statement for either recognizing compensation cost or providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years because options vest over several years.

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)

NOTE 14:  NOTES PAYABLE

     The Company has a $3,000,000 line of credit agreement requiring quarterly interest at prime less .50%. The note is secured by the stock of the subsidiary Bank and is due September 29, 2000. The balance outstanding at December 31, 1999 and 1998, was $3,000,000 and $1,300,000, respectively. In 1999, the Company obtained an additional $3,000,000 line of credit agreement requiring quarterly interest at prime less .25%. The note is secured by the stock of the Subsidiary Bank and is due December 15, 2000. There is no outstanding balance for this line at December 31, 1999

NOTE 15:  FEDERAL HOME LOAN BANK ADVANCES

     The Bank has a $5,000,000 advance from the Federal Home Loan Bank as of December 31, 1999. The advance is short term and bears a 5.74% fixed interest rate. Principal and interest is due at maturity. The advance is secured by 1-4 family real estate loans.

NOTE 16:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

     For these short-term instruments, the carrying amount approximates fair value.

AVAILABLE-FOR-SALE SECURITIES

     Fair values for available-for-sale securities, which also are the amounts recognized in the balance sheet, equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

HELD-TO-MATURITY SECURITIES

     Fair values for investment securities equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

LOANS

     The fair value of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of interest receivable approximates its fair value.

DEPOSITS

     The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits is the amount payable on demand at the reporting date (i.e., their carrying amount). The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)

NOTE PAYABLE

     Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

COMMITMENTS TO EXTEND CREDIT, LETTERS OF CREDIT AND LINES OF CREDIT

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date

     The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                         DECEMBER 31, 1999               DECEMBER 31, 1998
                                    ----------------------------    ----------------------------
                                      CARRYING          FAIR          CARRYING          FAIR
                                       AMOUNT          VALUE           AMOUNT          VALUE
                                    ------------    ------------    ------------    ------------
Financial assets:
  Cash and cash equivalents.....    $ 34,714,168    $ 34,714,168    $ 16,630,928    $ 16,630,928
  Available-for-sale
  securities....................    $ 17,769,377    $ 17,769,377    $ 19,511,790    $ 19,511,790
  Held-to-maturity securities...    $ 12,974,494    $ 12,636,265    $ 15,987,248    $ 16,056,353
  Interest receivable...........    $  1,142,166    $  1,142,166    $  1,224,426    $  1,224,426
  Loans, net of allowance for
  loan losses...................    $161,411,252    $161,194,700    $139,201,301    $138,078,587
  Interest bearing deposits with
  banks.........................    $     99,829    $     99,829    $     99,614    $     99,614
Financial liabilities:
  Deposits......................    $206,421,058    $206,173,479    $183,861,174    $183,990,141
  Notes payable.................    $  3,000,000    $  3,000,000    $  1,300,000    $  1,300,000
  Federal Home Loan Bank
  advances......................    $  5,000,000    $  5,000,000    $         --    $         --
  Interest payable..............    $    885,152    $    885,152    $    754,112    $    754,112
  Repurchase agreements.........    $  8,365,617    $  8,365,617    $  1,702,550    $  1,702,550
Unrecognized financial
  instruments (net of contract
  amount):
  Commitments to extend
  credit........................    $         --    $         --    $         --    $         --
  Letters of credit.............    $         --    $         --    $         --    $         --

                        BRECKENRIDGE BANCSHARES COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)

NOTE 17:  ADDITIONAL CASH FLOW INFORMATION

                                                            1999          1998          1997
                                                         ----------    ----------    ----------
NONCASH INVESTING ACTIVITY
  Other assets acquired through repossession.........    $1,709,523    $  341,298    $   14,500
ADDITIONAL CASH INFORMATION
  Interest paid......................................    $8,089,090    $7,050,730    $5,073,529
  Income taxes paid..................................    $1,044,336    $  581,960    $  242,579

NOTE 18:  OTHER EXPENSES

     Other operating expenses consist of the following:

                                                             1999          1998         1997
                                                          ----------    ----------    --------
Marketing.............................................    $  193,413    $  270,907    $160,474
Postage and delivery..................................       151,798       140,540     116,025
Stationery and supplies...............................        86,785       108,532      64,388
Professional fees.....................................       123,988       130,950      72,827
Regulatory examinations and dues......................        76,622        43,347      35,751
Employee development..................................        77,739        85,785      63,251
Miscellaneous.........................................       318,060       280,438     237,030
Telephone.............................................        85,710        72,724      47,565
Insurance.............................................        51,048        35,518      44,119
Travel................................................        52,119        52,674      32,673
Taxes and licenses....................................        23,419        17,975      16,536
                                                          ----------    ----------    --------
                                                          $1,240,701    $1,239,390    $890,639
                                                          ==========    ==========    ========

NOTE 19:  FUTURE CHANGES IN ACCOUNTING PRINCIPLE

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement, as amended by FAS No 137, requires all derivatives to be recorded on the balance sheet at fair value and establishes standard accounting methodologies for hedging activities. The standard will result in the recognition of offsetting changes in value or cash flows of both the hedge and the hedged item in earnings or comprehensive income in the same period. The statement is effective for Breckenridge Bancshares' fiscal year ending December 31, 2001. Because Breckenridge Bancshares generally does not hold derivative instruments, the adoption of this statement is not expected to have a material impact on the financial statements.

                                   APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                           COMMERCE BANCSHARES, INC.,

                        BRECKENRIDGE BANCSHARES COMPANY

                                      AND

                                CBI-KANSAS, INC.

                             DATED OCTOBER 20, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ARTICLE I  THE MERGER.......................................   A-1
  1.1 Effective Time of the Merger..........................   A-1
  1.2 Closing...............................................   A-1
  1.3 Effects of the Merger.................................   A-1
  1.4 Absence of Control....................................   A-2
  1.5 Further Assurances....................................   A-2
  1.6 The Centennial Bank Merger............................   A-2

ARTICLE II  EFFECT OF THE MERGER ON THE CAPITAL STOCK OF
            COMPANY AND SUB; EXCHANGE OF CERTIFICATES.......   A-2
  2.1 Effect on Capital Stock of Company and Sub............   A-2
      (a) Sub Capital Stock.................................   A-2
      (b) Conversion of Company Common Stock................   A-2
  2.2 No Further Ownership Rights in Company Common Stock...   A-3
  2.3 Fractional Shares.....................................   A-3
  2.4 Surrender of Shares of Company Common Stock...........   A-3
  2.5 Adjustments...........................................   A-3
  2.6 Dissenters' Rights....................................   A-4
  2.7 Shareholder Approval..................................   A-4

ARTICLE III  REPRESENTATIONS AND WARRANTIES.................   A-4
  3.1 Representations and Warranties of Company.............   A-4
      (a) Organization, Standing and Power..................   A-4
      (b) Capital Structure; Ownership of Company Common
      Stock.................................................   A-5
      (c) Authority; No Violation...........................   A-6
      (d) Financial Statements..............................   A-7
      (e) Company Information Supplied......................   A-8
      (f) Compliance with Applicable Laws...................   A-8
      (g) Litigation........................................   A-8
      (h) Taxes.............................................   A-9
      (i) Certain Agreements................................  A-10
      (j) Benefit Plans.....................................  A-10
      (k) Subsidiaries......................................  A-12
      (l) Agreements with Bank or Other Regulators..........  A-12
      (m) Absence of Certain Changes or Events..............  A-12
      (n) Undisclosed Liabilities...........................  A-13
      (o) Governmental Reports..............................  A-13
      (p) Environmental Liability...........................  A-13
      (q) Properties........................................  A-15
      (r) Brokers or Finders................................  A-15
      (s) Intellectual Property.............................  A-15
      (t) Opinion of Financial Advisor......................  A-16
      (u) Insurance.........................................  A-16
      (v) Loans and Other Assets............................  A-16
      (w) Labor Matters.....................................  A-17
      (x) Internal Controls and Records.....................  A-17
  3.2 Representations and Warranties of Commerce............  A-17
      (a) Organization and Authority........................  A-17
      (b) Valid and Binding Agreement; No Violation.........  A-17
      (c) Capital Stock of Commerce.........................  A-17

                                                              PAGE
                                                              ----
     (d) Financial Statements...............................  A-18
     (e) SEC Reports........................................  A-18
     (f) Status of Commerce Common Stock to be Issued.......  A-18
     (g) Governmental Regulation............................  A-18
     (h) Litigation.........................................  A-18
     (i) Taxes..............................................  A-18
     (j) Defaults...........................................  A-19
     (k) Information Supplied...............................  A-19

ARTICLE IV  COVENANTS RELATING TO CONDUCT OF BUSINESS.......  A-19
  4.1 Covenants of Company..................................  A-19
  4.2 Covenants of Commerce and Sub.........................  A-22
      (a) Regulatory Approvals..............................  A-22
      (b) Information.......................................  A-23
      (c) Tax-Free Reorganization Treatment.................  A-23
      (d) Employee Benefits.................................  A-23
      (e) Pooling of Interests..............................  A-23

ARTICLE V  ADDITIONAL AGREEMENTS............................  A-23
  5.1 Regulatory Matters....................................  A-23
      (a) Registration Statement and Proxy Statement........  A-23
      (b) State Securities Laws.............................  A-24
      (c) Affiliates........................................  A-24
      (d) Publication of Combined Financial Results.........  A-24
      (e) Indemnification...................................  A-24
      (f) Governmental Entity Communications................  A-24
  5.2 Shareholders' Meetings................................  A-24
  5.3 Legal Conditions......................................  A-25
  5.4 Plan Termination......................................  A-26
  5.5 Additional Agreements.................................  A-26
  5.6 Fees and Expenses.....................................  A-26
  5.7 Cooperation...........................................  A-26
  5.8 Advice of Changes.....................................  A-26
  5.9 Dissenters' Rights....................................  A-26
  5.10 Retention of Centennial Directors....................  A-26
  5.11 Indemnification; Directors' and Officers'
     Insurance..............................................  A-26
  5.12 Grant of Option......................................  A-27
  5.13 Director Letters of Intent...........................  A-27
  5.14 Certain Financial Statement Adjustments..............  A-27

ARTICLE VI  CONDITIONS PRECEDENT............................  A-27
  6.1 Conditions to Each Party's Obligation.................  A-27
      (a) Shareholder Approval..............................  A-27
      (b) Other Approvals...................................  A-27
      (c) No Injunctions or Restraints......................  A-27
      (d) Registration Statement............................  A-28
  6.2 Conditions to Obligations of Commerce and Sub.........  A-28
      (a) Representations and Warranties....................  A-28
      (b) Performance of Obligations........................  A-28
      (c) Corporate Action..................................  A-28
      (d) Material Adverse Effect...........................  A-28
      (e) Closing Documents.................................  A-28
      (f) Financial Measures................................  A-28

                                                              PAGE
                                                              ----
      (g) Sales of Shares...................................  A-28
      (h) Tax Representations...............................  A-28
      (i) Dissenting Shareholders...........................  A-29
      (j) Tax Opinion.......................................  A-29
      (k) Cancellation of Unexercised Options...............  A-29
      (l) Opinion of Counsel................................  A-29
      (m) Memorandum of Understanding.......................  A-29
  6.3 Conditions to Obligations of Company..................  A-29
      (a) Representations and Warranties....................  A-29
      (b) Performance of Obligations........................  A-29
      (c) Corporate Action..................................  A-29
      (d) Tax Opinion.......................................  A-29
      (e) Material Adverse Effect...........................  A-30
      (f) Closing Documents.................................  A-30
      (g) Fairness Opinion..................................  A-30
      (h) Opinion of Counsel................................  A-30

ARTICLE VII  TERMINATION AND AMENDMENT......................  A-30
  7.1 Termination...........................................  A-30
  7.2 Effect of Termination.................................  A-31
  7.3 Amendment.............................................  A-31
  7.4 Extension; Waiver.....................................  A-31

ARTICLE VIII  GENERAL PROVISIONS............................  A-32
  8.1 Survival of Representations, Warranties and
     Covenants..............................................  A-32
  8.2 Notices...............................................  A-32
  8.3 Interpretation........................................  A-33
  8.4 Counterparts..........................................  A-33
  8.5 Entire Agreement; No Third Party Beneficiaries; Rights
     of Ownership...........................................  A-33
  8.6 Governing Law.........................................  A-33
  8.7 Severability..........................................  A-33
  8.8 Assignment............................................  A-34
  8.9 Publicity.............................................  A-34

                             INDEX OF DEFINED TERMS

TERM                                                               SECTION
----                                                               -------
Affiliate...................................................        3.1(a)(vi)
Agreement...................................................   Intro Paragraph
Articles of Merger..........................................               1.1
ASTM........................................................       3.1(p)(iii)
Bank Merger.................................................               1.6
Bank Regulators.............................................            3.1(f)
BHC Act.....................................................            3.1(a)
BIF.........................................................            3.1(a)
Business....................................................        3.1(p)(iv)
Centennial..................................................               1.6
Centennial..................................................            3.1(a)
Certificate of Merger.......................................               1.1
Closing.....................................................               1.2
Closing Date................................................               1.2
Code........................................................            3.1(j)
Commerce....................................................   Intro Paragraph
Commerce Common Stock.......................................            2.1(b)
Commerce Instrument.........................................               2.5
Company.....................................................   Intro Paragraph
Company Common Stock........................................            2.1(b)
Company Consolidated Financial Statements...................            3.1(d)
Company Disclosure Schedule.................................       3.1(b)(iii)
Company Dissenting Shares...................................               2.6
Company Intellectual Property...............................            3.1(s)
Company Permits.............................................            3.1(f)
Company Shareholder Approval................................            3.1(c)
Confidentiality Agreement...................................               4.1
Consents....................................................            6.1(b)
Doubtful....................................................            3.1(v)
DPC Shares..................................................         3.1(b)(v)
Effective Time..............................................               1.1
Employee Plans..............................................            3.1(j)
Environmental Audit.........................................       3.1(p)(iii)
Environmental Law...........................................        3.1(p)(iv)
Environmental Liability.....................................       3.1(p)(iii)
ERISA.......................................................            3.1(j)
Exchange Agent..............................................               2.4
Exchange Ratio..............................................            2.1(b)
FDIC........................................................            3.1(a)
Federal Reserve.............................................       3.1(c)(iii)
GAAP........................................................            3.1(d)
GBCL........................................................               1.1
Governmental Entity.........................................       3.1(c)(iii)
Hazardous Substances........................................        3.1(p)(iv)
Indemnified Party...........................................              5.11
Injunction..................................................            6.1(c)
IRS.........................................................            3.1(h)
KGCC........................................................               1.1
Litigation..................................................            3.1(g)
Loss........................................................            3.1(v)

TERM                                                               SECTION
----                                                               -------
material....................................................        3.1(a)(ii)
material adverse effect.....................................       3.1(a)(iii)
Maximum Premium Amount......................................           5.11(b)
Merger......................................................          Recitals
OAEM........................................................            4.1(t)
OREO........................................................            3.1(v)
Other Loans Especially Mentioned............................            3.1(v)
person......................................................       3.1(a)(vii)
Preferred Stock.............................................            3.2(c)
Properties..................................................       3.1(p)(iii)
Proxy Statement.............................................            5.1(a)
Real Property...............................................        3.1(p)(iv)
Registration Statement......................................            5.1(a)
Reportable Quantity.........................................        3.1(p)(iv)
Requested Adjustments.......................................              5.14
Requisite Regulatory Approvals..............................            6.1(b)
SEC.........................................................       3.1(c)(iii)
SEC Fees....................................................               5.6
Securities Act..............................................            3.1(e)
SFAS No. 5..................................................       3.1(a)(iii)
Significant Subsidiary......................................            5.2(c)
Stock Option Agreement......................................              5.12
Sub.........................................................   Intro Paragraph
Sub Common Stock............................................            2.1(a)
Subsidiary..................................................         3.1(a)(i)
Substandard.................................................            3.1(v)
Superior Proposal...........................................            5.2(c)
Surviving Corporation.......................................            1.3(c)
Takeover Proposal...........................................            5.2(c)
Tax or Taxes................................................            3.1(h)
Transaction Agreements......................................        3.1(a)(iv)
Trust Account Shares........................................         3.1(b)(v)

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of October 20, 2000 (the "date hereof"), between COMMERCE BANCSHARES, INC., a Missouri corporation ("Commerce"), CBI-KANSAS, INC., a Kansas corporation ("Sub") and BRECKENRIDGE BANCSHARES COMPANY, a Missouri corporation ("Company").

     WHEREAS, the Executive Committee of the Board of Directors of Commerce and the Board of Directors of Sub have approved this Agreement, declared it advisable and deem it advisable and in the best interests of their respective shareholders to consummate the transactions provided for herein in which, inter alia, Commerce and Company become affiliated through the merger of Company with and into Sub (the "Merger");

     WHEREAS, the Board of Directors of Company has approved this Agreement and declared it advisable and deems it advisable and in the best interests of the shareholders of Company to consummate the Merger;

     WHEREAS, the Boards of Directors of Commerce, Sub and Company have each determined that the Merger and the other transactions contemplated by this Agreement are consistent with, and will contribute to the furtherance of, their respective business strategies and goals.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 Effective Time of the Merger. Subject to the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined), the proper officers of Company and Sub shall execute and acknowledge the appropriate certificates of merger that shall be filed with the Kansas Secretary of State (the "Certificate of Merger") and the Articles of Merger that shall be filed with the Missouri Secretary of State (the "Articles of Merger") on the first Business Day following the Closing Date, all in accordance with the Kansas General Corporation Code ("KGCC") and the General and Business Corporation Law of Missouri ("GBCL"), respectively. The Merger shall become effective on the first day of the first calendar month following the Closing Date (the "Effective Time").

     1.2 Closing. The closing of the Merger (the "Closing") will take place at 10 a.m., Kansas City time, on a day occurring not less than two (2) and not more than four (4) Business Days before the Effective Time and not later than thirty
(30) days after the date on which the last of any condition precedent contained herein is waived or fulfilled, as specified in a notice delivered by Commerce to Company not less than three (3) Business Days prior to such Closing Date or on such other date as Company, Commerce and Sub shall mutually agree (the "Closing Date"). The Closing shall be held at the offices of Commerce Bank, N.A., 1000 Walnut, Kansas City, Missouri or at such other location as is agreed to in writing by the parties hereto. As used in this Agreement, "Business Day" shall mean any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in Missouri.

     1.3  Effects of the Merger.

     (a) At the Effective Time (i) Company shall be merged with and into Sub and the separate corporate existence of Company shall cease, (ii) the Articles of Incorporation of Sub as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, (iii) the By-laws of Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation, (iv) the directors of Sub at the Effective Time shall be the directors of the Surviving Corporation and (v) the officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     (b) Subject to Missouri law, at the Effective Time, (i) Sub shall possess all assets and property of every description, and every interest therein, wherever located, and the rights, privileges, immunities, powers, franchises, and authority, of a public as well as of a private nature, of Company and all obligations belonging to or due each of Company and Sub shall be vested in Sub without further act or deed; (ii) title to any real estate or any interest therein vested in Company shall not revert or in any way be impaired by reason of the Merger; (iii) all rights of creditors and all liens on any property of Company shall be preserved unimpaired; (iv) Sub shall be liable for all the obligations of Company, and any claim existing, or action or proceeding pending, by or against either of Company or Sub, may be prosecuted to judgment with the right of appeal, as if the Merger had not taken place.

     (c) As used in this Agreement, "Surviving Corporation" shall mean Sub, at and after the Effective Time, as the surviving corporation in the Merger.

     (d) At and after the Effective Time, the Merger will have the effects set forth in the GBCL and the KGCC.

     1.4 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that neither Sub nor Company by reason of this Agreement shall be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the other party and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party.

     1.5 Further Assurances. If at any time after the Effective Time, Sub shall consider it advisable that any further conveyances, agreements, documents, instruments or assurances of law or any other actions or things are necessary or desirable to vest, perfect, confirm, or record in Sub the title to any property, rights, privileges, powers, or franchises of Company, the Board of Directors and officers of Sub shall, and will be authorized to, execute and deliver in the name and on behalf of Company or otherwise, any and all proper conveyances, agreements, documents, instruments, and assurances of law and do all things necessary or proper to vest, perfect, or confirm title to such property, rights, privileges, powers and franchises in Sub, and otherwise to carry out the provisions of this Agreement.

     1.6 The Centennial Bank Merger. The parties understand and agree that it is the intention of Commerce and Sub, simultaneously with the Merger, to merge Company's Subsidiary, The Centennial Bank ("Centennial") with Commerce Bank, N.A., a wholly owned subsidiary of Commerce (the "Bank Merger"). Company agrees to cooperate with Commerce and Sub and take all reasonable steps in order to effectuate the Bank Merger. All out of pocket expenses incurred by Company and Centennial in consummating the Bank Merger, shall be paid by Sub.

                                   ARTICLE II

         EFFECT OF THE MERGER ON THE CAPITAL STOCK OF COMPANY AND SUB;
                            EXCHANGE OF CERTIFICATES

     2.1 Effect on Capital Stock of Company and Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company, Commerce or Sub capital stock:

     (a) Sub Capital Stock. At and after the Effective Time, each share of common stock $1.00 par value per share of Sub ("Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of capital stock of Sub and shall not be affected by the Merger.

     (b) Conversion of Company Common Stock. Subject to Sections 2.3, 2.5 and 7.1(h), the shares of common stock, $1.00 par value per share, of Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than Company Dissenting Shares (as defined below) perfected in accordance with Section 351.455 of the GBCL) shall be converted into the right to receive 835,000 shares (the "Exchange Ratio") of fully paid and nonassessable shares of common stock,

$5.00 par value per share (the "Commerce Common Stock"), of Commerce. All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive (i) a certificate representing the number of whole shares of Commerce Common Stock into which such Company Common Stock has been converted and, if applicable, (ii) cash in lieu of fractional shares as provided in
Section 2.3 hereof. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Commerce Common Stock issued in consideration therefor (and, if applicable, cash in lieu of fractional shares as provided in Section 2.3 hereof) upon the surrender of such certificates.

     2.2 No Further Ownership Rights in Company Common Stock. All shares of Commerce Common Stock issued upon conversion of shares of Company Common Stock in accordance with the terms hereof shall be deemed to represent all rights pertaining to such shares of Company Common Stock, and, after the Effective Time, there shall be no further registration of transfers on the stock transfer books of Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates formerly representing shares of Company Common Stock are presented to Commerce for any reason, they shall be canceled and, if applicable, exchanged as provided in this ARTICLE II.

     2.3 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Commerce Common Stock and no certificates or script therefor or other evidence of ownership thereof shall be issued to holders of shares of Company Common Stock. In lieu thereof, each such holder entitled to a fraction of a share of Commerce Common Stock (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) shall receive from the Exchange Agent (as defined below), at the time of surrender of the certificates representing such holder's Company Common Stock, an amount in cash equal to the product of such fraction and the average of ten (10) closing sale prices of Commerce Common Stock as reported by the Nasdaq Stock Market on each of the ten (10) consecutive trading days preceding the third trading day prior to the Closing Date. No such holder shall be entitled to dividends, voting rights, interest on the value of, or any other rights in respect of a fractional share. Commerce, on behalf of Sub, shall make available to the Exchange Agent, as required from time to time, any cash necessary for this purpose.

     2.4 Surrender of Shares of Company Common Stock. Prior to the Effective Time, Commerce and Sub shall appoint Commerce Bank, N.A. or its successor, as exchange agent (the "Exchange Agent") for the purpose of exchanging certificates representing Commerce Common Stock which are to be issued pursuant to Section
2.1. Commerce, on behalf of Sub, shall make available to Exchange Agent, at and after the Effective Time such number of shares of Commerce Common Stock as shall be issuable to the holders of Company Common Stock in accordance with Section
2.1 hereof. As soon as practicable after the Closing Date, Commerce on behalf of Exchange Agent shall mail to each holder of record of a certificate that immediately prior to the Closing Date represented outstanding shares of Company Common Stock (i) a form letter of transmittal and (ii) instructions for effecting the surrender of certificates of Company Common Stock for exchange into certificates of Commerce Common Stock.

     2.5 Adjustments. In the event Commerce changes (or establishes a record date for changing) the number of shares of Commerce Common Stock issued and outstanding prior to the Effective Time as a result of an issuance of shares of Commerce Common Stock, or a recapitalization, reclassification, split-up, combination, exchange, readjustment, reorganization, merger, consolidation, distribution, stock split, stock or other dividend, or similar transaction with respect to the outstanding Commerce Common Stock and the record date therefor, if applicable, shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted with the result that the holders of Company Common Stock shall receive the same economic benefit set forth in Section 2.1. Further, in the event Commerce, prior to the Effective Time, grants, issues, delivers, sells or otherwise distributes any warrant, option, security, right or other instrument convertible into or exchangeable for any shares of Commerce Common Stock (collectively, an "Commerce Instrument"), then (i) the Exchange Ratio shall be proportionately adjusted in the manner prescribed above as if the shares of Commerce Common Stock issuable pursuant to such Commerce

Instrument were outstanding prior to the Effective Time or, (ii) in the sole discretion of Commerce, Commerce shall provide, at or prior to the Effective Time, for the holders of the Company Common Stock whose shares are to be converted into shares of Commerce Common Stock pursuant to the Merger proportionately equivalent Commerce Instruments upon consummation of the Merger.

     2.6 Dissenters' Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by shareholders that have not voted such shares in favor of the Merger and have delivered a written demand for the valuation of such shares in the manner provided in the laws of the State of Missouri (such shares, the "Company Dissenting Shares") shall not be converted into or represent the right to receive Commerce Common Stock as provided in Section 2.1 and the holders thereof shall only be entitled to such rights as are granted by Section 351.455 of the GBCL. Each holder of Company Dissenting Shares that becomes entitled to payment for such shares pursuant to
Section 351.455 of the GBCL shall receive payment therefor from the Surviving Corporation in accordance with the GBCL; provided, however, that (i) if any such holder of Company Dissenting Shares shall have failed to establish that such holder is entitled to dissenters' rights as provided in Section 351.455 of the GBCL, or (ii) if any such holder of Company Dissenting Shares shall have effectively withdrawn the demand for valuation of such shares or lost the right to valuation and payment of such shares under Section 351.455 of the GBCL, or
(iii) if neither the Surviving Corporation nor such holder of Company Dissenting Shares shall have filed a petition demanding a determination of the value of all Company Dissenting Shares within the time provided in Section 351.455 of the GBCL, such holder's or holders' (as the case may be) shares of Company Common Stock shall thereupon be deemed to have been converted, as of the Effective Time, into and represent the right to receive from the Surviving Corporation the shares of Commerce Common Stock as provided in Section 2.1 hereof.

     2.7 Shareholder Approval. Company agrees to submit this Agreement and the transactions contemplated hereby to its shareholders for approval to the extent required and as provided by law and the Articles of Incorporation and By-laws of Company and in accordance with Section 5.2 hereof. A shareholders' meeting of the Company shall be held and Company shall use its reasonable best efforts to take all steps as shall be required for said meeting to be held as soon as reasonably practicable after the effective date of the Registration Statement (as defined in Section 5.1(a) hereof). Company and its Board of Directors shall recommend, subject to the exercise of their fiduciary responsibilities, that the shareholders of the Company approve this Agreement and the transactions contemplated hereby and shall use their reasonable best efforts to secure such approval.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     3.1 Representations and Warranties of Company. Company hereby represents and warrants to Commerce and Sub as follows:

     (a) Organization, Standing and Power. Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Company has one bank subsidiary, Centennial Bank ("Centennial"); Centennial is a wholly owned Subsidiary of Company and is a bank organized under the laws of the State of Missouri. The deposit accounts of Centennial are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC") to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due. Company and each of its Subsidiaries is a bank or corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not, either individually or in the aggregate, have a material adverse effect on Company. The Articles of Incorporation and By-laws of each of

Company, and each Subsidiary of Company, copies of which were previously made available to Commerce, are true, complete and correct. The minute books of Company and its Subsidiaries which have been made available to Commerce contain a complete (except for certain portions thereof relating to the Merger and the transactions contemplated hereby) and accurate record of all meetings of the respective Boards of Directors (and committees thereof) and shareholders.

     As used in this Agreement,

     (i) the term "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (x) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership), or (y) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries,

     (ii) any reference to any event, change or effect being "material" with respect to any entity means an event, change or effect which is material in relation to the condition (financial or otherwise), properties, assets, liabilities, businesses, results of operations or prospects of such entity and its Subsidiaries taken as a whole,

     (iii) the term "material adverse effect" means, with respect to any entity, a material adverse effect (whether or not required to be accrued or disclosed under Statement of Financial Accounting Standards No. 5 ("SFAS No. 5")) (A) on the condition (financial or otherwise), properties, assets, liabilities, businesses, results of operations or prospects of such entity and its Subsidiaries taken as a whole (but does not include any such effect resulting from or attributable to any action or omission by Company, Commerce, Sub or any Subsidiary of any of them taken with the prior written consent of the other parties hereto, in contemplation of the transactions contemplated hereby), or
(B) on the ability of such entity to perform its obligations under the Transaction Agreements (as defined below) on a timely basis,

     (iv) the term "Transaction Agreements" shall mean this Agreement, the Stock Option Agreement, the Certificate of Merger to be filed pursuant to the KGCC and the Articles of Merger to be filed pursuant to the GBCL,

     (v) the term "knowledge" or "to the best knowledge of" a party hereto means the actual knowledge of a director or executive officer of a party after reasonable inquiry under all the circumstances,

     (vi) the term "Affiliate" means, as to any person, a person which controls, is controlled by or is under common control with such person, and

     (vii) the term "person" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

     (b) Capital Structure; Ownership of Company Common Stock.

     (i) The authorized capital stock of Company consists of 2,000,000 shares of Company Common Stock, par value $1.00 per share, of which as of the date hereof, 974,313 shares of Company Common Stock were outstanding. As of the Closing Date, 1,019,313 shares of Company Common Stock will be outstanding. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights. As of the Closing Date, all outstanding shares of Company Common Stock will be duly authorized and validly issued and will be fully paid and non-assessable and not subject to preemptive rights.

     (ii) The authorized capital stock of Centennial consists of 180,628 shares of Centennial Common Stock, $1.00 par value per share, of which 180,628 shares are outstanding. All outstanding shares of Centennial Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights. The Company owns all of the issued and outstanding shares of its Subsidiaries free and clear of all liens, encumbrances, equities or claims.

     (iii) Except for this Agreement and except as set forth in Section 3.1(b)(iii) of the disclosure schedule of Company delivered to Commerce and Sub on the date hereof (the "Company Disclosure Schedule"), (A) there are no outstanding options, warrants, calls, rights, commitments or agreements of any character to which Company or any of its Subsidiaries or Affiliates (as defined herein) is a party or by which any of the foregoing are bound obligating Company or any of its Subsidiaries, including Centennial, or Affiliates to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Company or any of its Subsidiaries or obligating Company or any of its Subsidiaries or Affiliates to grant, extend or enter into any such option, warrant, call, right, commitment or agreement, (B) there are no outstanding contractual obligations of Company or any of its Subsidiaries or Affiliates to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any of its Subsidiaries and (C) there are no outstanding securities of any kind convertible into or exchangeable for the capital stock of Company or any of its Subsidiaries (or any interest therein). Except as set forth in Section 3.1(b)(iii) of the Company Disclosure Schedule, there is no agreement of any kind to which Company or Centennial is a party and, to the knowledge of Company, no other agreement of any kind, in each case that gives any person any right to participate in the equity, value or income of, or to vote (x) in the election of directors or officers of, or (y) otherwise with respect to the affairs of, Company or any of its Subsidiaries.

     (iv) Neither Company nor any of its Subsidiaries or, to the best knowledge of Company, its Affiliates, beneficially owns, directly or indirectly, any shares of capital stock of Commerce or Sub, securities of Commerce or Sub convertible into, or exchangeable for, such shares, or options, warrants or other rights to acquire such shares (regardless of whether such securities, options, warrants or other rights are then exercisable or convertible), nor is Company or any of such Subsidiaries or Affiliates a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of shares of capital stock of Commerce or Sub or any such other securities, options, warrants or other rights.

     (v) No shares of Company Common Stock are held directly or indirectly by Company or its Subsidiaries in trust accounts, managed accounts and the like or otherwise held in a fiduciary or nominee capacity (any such shares, and shares of Commerce Common Stock or Sub Common Stock which are similarly held, whether held directly or indirectly by Company, Commerce or Sub or any of their respective Subsidiaries, as the case may be, being referred to herein as "Trust Account Shares") and no shares of Company Common Stock are held by Company or its Subsidiaries in respect of a debt previously contracted (any such shares and shares of Commerce Common Stock and Sub Common Stock which are similarly held, whether held directly or indirectly by Company, Commerce or Sub or any of their respective Subsidiaries, as the case may be, being referred to herein as "DPC Shares").

     (c) Authority; No Violation. Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Company, other than the approval of this Agreement and the Merger by the holders of two thirds of the outstanding shares of Company Common Stock entitled to vote (the "Company Shareholder Approval"). This Agreement and the other Transaction Agreements have been duly executed and delivered by Company, and (assuming due authorization, execution and delivery by Commerce and Sub) constitute the valid and binding obligations of Company, enforceable against Company in accordance with their terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

     (i) The Company Shareholder Approval is the only vote of any class or series of Company capital stock necessary to approve this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby. Subject to Section 5.2, the Board of Directors of Company will direct that this Agreement and the transactions contemplated hereby be submitted to Company's shareholders for approval at a meeting of such shareholders. Subject to Section 5.2, the Board of Directors of Company will recommend that the Company's shareholders approve this Agreement and the transactions contemplated hereby and will exempt the transaction from any applicable state takeover statutes.

     (ii) Except as set forth in Section 3.1(c)(ii) of the Company Disclosure Schedule, subject to approval by the appropriate regulatory agencies, the execution, delivery and performance of this Agreement and the other Transaction Agreements by Company do not, and the consummation of the transactions contemplated hereby will not, constitute (x) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Company or any of its Subsidiaries or to which Company or any of its Subsidiaries (or any of their respective properties) is subject, (y) a breach or violation of, or a default under, the articles of incorporation, charter or bylaws of Company or any subsidiary of Company, or (z) a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of Company under any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Company is a party, or to which any of its respective properties or assets may be bound or affected.

     (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), is required by or with respect to Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the other Transaction Agreements or the consummation by Company of the transactions contemplated hereby or thereby, which, if not made or obtained, would have a material adverse effect on Company or on the ability of Company to perform its obligations hereunder or thereunder on a timely basis, or on Commerce's or Sub's ability to own, possess or exercise the rights of an owner with respect to the business and assets of Company and its Subsidiaries, except for (A) the filing of applications and notices with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the BHC Act and approval of same, (B) the filing by Commerce with the Securities and Exchange Commission (the "SEC") of a Registration Statement (as defined in Section 5.1(a) hereof)) to register the Commerce Common Stock to be issued, (C) such applications, filings, authorizations, orders and approvals as may be required by the FDIC and the Missouri Division of Finance, (D) the filing with the Secretary of State of Kansas of the Certificate of Merger and (E) the filing with the Secretary of State of Missouri of the Articles of Merger.

     (d) Financial Statements. Company has previously delivered to Commerce and Sub copies of (a) the consolidated statements of financial condition of Company and its Subsidiaries, as of December 31, 1999 for the fiscal years 1998 and 1999 , and the related consolidated statements of operations, comprehensive income
(loss), shareholders' equity and cash flows for the fiscal years 1998 through 1999, inclusive, in each case accompanied by the report of Baird, Kurtz & Dobson, independent auditors with respect to Company (the consolidated financial statements of Company and its Subsidiaries referred to in this clause being hereinafter sometimes referred to as the "Company Consolidated Financial Statements") and (b) the unaudited condensed consolidated statement of financial position of Company and its Subsidiaries as of June 30, 2000 and the unaudited condensed consolidated statements of operations of Company and its Subsidiaries for the three-month periods ended March 31, 2000 and June 30, 2000 (the unaudited condensed consolidated financial statements of Company and its Subsidiaries referred to in this clause being sometimes hereinafter referred to as the "Company Interim Financial Statements"). Each of the financial statements referred to in this Section 3.1(d) (including the related notes, where applicable) fairly present (subject, in the cases of the Company Interim Financial Statements, to normal recurring and year-end audit adjustments, none of which are expected to be material in nature or amount and the fact that the Company Interim Financial Statements do not contain footnotes), the results of the consolidated operations and changes in shareholders' equity and consolidated financial condition of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such statements (including the related notes, where applicable) and each of such statements (including the related notes, where applicable) has been prepared, in accordance with United States generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto. The books and records of Company and its Subsidiaries have been, and are being, maintained where required in accordance with GAAP and any other applicable legal and accounting requirements and, where such books and records purport to reflect any transactions, the transactions so reflected are actual transactions. Company has no material liabilities or obligations of a type which would be included in a balance sheet prepared in accordance with generally accepted accounting principles whether related to tax or non-tax matters, accrued or contingent, due or not yet due, liquidated or unliquidated, or otherwise, except as and to the extent disclosed or reflected in the balance sheet of Company as of December 31, 1999, or incurred since December 31, 1999, in the ordinary course of business. From December 31, 1999 until the date hereof, there has been no material adverse change in the financial condition, properties, assets, liabilities, rights or business of Company or Company's Subsidiaries, or in the relationship of Company and its Subsidiaries with respect to its employees, creditors, suppliers, distributors, customers or others with whom it has business relationships.

     (e) Company Information Supplied. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in the (i) Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act of 1933, as amended, or any successor federal statute and the rules and regulations promulgated thereunder (the "Securities Act"), contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement (as defined in Section 5.1(a)) relating to the meeting of the shareholders of Company (the "Company Shareholders' Meeting") at which the Company Shareholder Approval will be sought will not, at the date of mailing to shareholders of Company and at the time of the Company Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than information supplied by Commerce or Sub.

     (f) Compliance with Applicable Laws. Company and its Subsidiaries hold, and at all relevant times have held, all material permits, licenses, variances, exemptions, orders, approvals, franchises and rights of all Governmental Entities necessary for the lawful operation of the businesses of Company and its Subsidiaries (the "Company Permits"). Company and its Subsidiaries are in compliance and have complied with the terms of the Company Permits, except where the failure so to comply, individually or in the aggregate, would not have a material adverse effect on Company. The businesses of Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which, individually or in the aggregate, do not, and, insofar as reasonably can be foreseen, in the future will not, have a material adverse effect on Company. Except for routine examinations by Federal or state Governmental Entities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits ("Bank Regulators"), no investigation by any Governmental Entity with respect to Company or any of its Subsidiaries is, to the knowledge of Company, pending or threatened, and no proceedings by any Bank Regulator are, to the knowledge of Company, pending or threatened which seek to revoke or materially limit any of the Company Permits. Company and its Subsidiaries do not offer or sell insurance and/or securities products, including but not limited to annuity products, for their own account or the account of others.

     (g) Litigation. Except as set forth in Section 3.1(g) of the Company Disclosure Schedule, to the knowledge of Company, there is no suit, action, proceeding, arbitration or investigation ("Litigation") pending to which Company or any Subsidiary of Company is a party or by which any of such persons or their respective assets may be bound or, to the knowledge of Company, threatened against or affecting Company or any Subsidiary of Company, or challenging the validity or propriety of the transactions contemplated hereby which, if adversely determined, would, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on Company or on the ability of Company to

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

perform its obligations under this Agreement in a timely manner, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Company or any Subsidiary of Company.

     (h) Taxes. Each of the Company and its Subsidiaries has timely filed all Tax Returns (as defined below) required to be filed by them, and the Company and each of its Subsidiaries has timely paid and discharged all Taxes (as defined below) due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which the Company is maintaining reserves adequate for their payment. To the best knowledge of the Company, the liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. For purposes of this Agreement, "Tax" or "Taxes" shall mean taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any federal, state, local or foreign governmental entity or taxing authority or agency, including, without limitation, (a) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (b) custom duties, imposts, charges, levies or other similar assessments of any kind, and
(c) interest, penalties and additions to tax imposed with respect thereto, and "Tax Returns" shall mean returns, reports, and information statements with respect to Taxes required to be filed with the United States Internal Revenue Service (the "IRS") or any other governmental entity or taxing authority or agency, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns. Except as set forth in Section 3.1(h) of the Company Disclosure Schedule, to the knowledge of Company: (i) there are no liens with respect to income taxes upon any of the assets or properties of Company and its Subsidiaries, (ii) no material issue relating to income taxes of Company and its Subsidiaries has been raised in writing by any taxing authority in any audit or examination which can result in a proposed adjustment or assessment by a governmental authority in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) to the knowledge of Company, Company and its Subsidiaries have duly and timely withheld from all payments (including employee salaries, wages and other compensation paid to independent contractors, creditors, stockholders or other third parties) and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods for which the statute of limitations has not expired under all applicable laws and regulations and have complied with the applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar state and local information reporting requirements, (iv) as of the Closing Date, none of Company nor any of its Subsidiaries shall be a party to, be bound by or have any obligation under, any tax sharing agreement or similar contract or arrangement or any agreement that obligates any of them to make any payment computed by reference to the income taxes, taxable income or taxable losses of any other person, (v) there is no contract or agreement, plan or arrangement by Company or any of its Subsidiaries covering any person that, individually or collectively, could give rise to the payment of any material amount that would not be deductible by Company or any of its Subsidiaries by reason of section 280G of the Code, (vi) neither Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code, (vii) none of Company nor any of its Subsidiaries (A) has been a member of an affiliated group (other than the group to which they are currently members) filing a consolidated federal income tax return or (B) to the knowledge of Company, has any liability for the income taxes of any person (other than the members of such current group) under Treasury Regulation section 1.1502-6(a) (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise,
(viii) neither Company nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time in respect of Taxes, (ix) neither Company nor any of its Subsidiaries has entered into any closing or other agreement with any taxing authority which affects any taxable year of Company or its Subsidiaries, (x) neither Company nor any of its Subsidiaries are party to any tax sharing agreement or similar arrangement for the sharing of tax liabilities or benefits, (xi) neither Company nor any of its Subsidiaries has applied for, been granted , or agreed to any accounting method change since December 31, 1994, and (xii) neither the Company nor any of its Subsidiaries has an election in effect under Section 341(f) of the Code.

     (i) Certain Agreements. Section 3.1(i) of the Company Disclosure Schedule sets forth a listing of all of the following material contracts and other agreements, oral or written (which are currently in force or which may in the future be operative in any respect) to which Company or any of its Subsidiaries is a party or by or to which Company or any of its Subsidiaries or any of their respective assets or properties are bound or subject: (i) consulting agreements not terminable on six months or less notice involving the payment of more than $25,000 per annum, or union, guild or collective bargaining agreements covering any employees in the United States, (ii) agreements with any officer or other key employee of Company or any of its Subsidiaries (x) providing any term of employment or (y) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Company of the nature contemplated by this Agreement, (iii) any agreement or plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (iv) contracts and other agreements for the sale or lease (other than where Company or any of its Subsidiaries is a lessor) of any assets or properties (other than in the ordinary course of business) or for the grant to any person (other than to Company or any of its Subsidiaries) of any preferential rights to purchase any assets or properties, (v) contracts and other agreements relating to the acquisition by Company or any of its Subsidiaries of any operating business or entity or any interest therein, (vi) contracts or other agreements under which Company or any of its Subsidiaries agrees to indemnify any party, other than in the ordinary course of business, consistent with past practice, or to share a tax liability of any party, (vii) contracts and other agreements containing covenants restricting Company or any of its Subsidiaries from competing in any line of business or with any person in any geographical area or requiring Company or any of its Subsidiaries to engage in any line of business, (viii) contracts or other agreements (other than contracts in the ordinary course of their banking business) relating to the borrowing of money by Company or any of its Subsidiaries, or the direct or indirect guaranty by Company or any of its Subsidiaries of any obligation for, or an agreement by Company or any of its Subsidiaries to service, the repayment of borrowed money, or any other contingent obligations of Company or any of its Subsidiaries in respect of indebtedness of any other person, and (ix) any other material contract or other agreement whether or not made in the ordinary course of business. There have been delivered or made available to Commerce true and complete copies of all of the contracts and other agreements set forth in
Section 3.1(i) of the Company Disclosure Schedule and in any other Section of the Company Disclosure Schedule. Except as set forth in Section 3.1(i) of the Company Disclosure Schedule, each such contract and other agreement is in full force and effect and constitutes a legal, valid and binding obligation of Company or its Subsidiaries, as the case may be, and to the best knowledge of Company, each other party thereto, enforceable in accordance with its terms subject, as to enforceability, to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. Neither Company nor any Subsidiary of Company has received any notice, whether written or oral, of termination or intention to terminate from any other party to such contract or agreement. None of Company or any of its Subsidiaries or (to the best knowledge of Company) any other party to any such contract or agreement is in violation or breach of or default under any such contract or agreement (or with or without notice or lapse of time or both, would be in violation or breach of or default under any such contract or agreement), which violation, breach or default has had or would have, individually or in the aggregate, a material adverse effect on Company.

     (j) Benefit Plans. Section 3.1(j) of the Company Disclosure Schedule lists all the employee benefit plans (as defined in Sections (3)(3) or 3(37) of the Employment Retirement Income Security Act of 1974 ("ERISA"), health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, 401(k), deferred compensation, stock compensation, stock purchase, retirement, medical, dental, post-termination benefits (including, but not limited to, medical or dental or life insurance), legal, disability and similar plans or arrangements or practices relating to Employees or former Employees which Company or its Subsidiaries has established or maintained, or to which Company or its Subsidiaries have contributed or have had any obligation to contribute at any time during the five-year period ending on the date hereof

(the "Employee Plans"). Schedule 3.1(j) includes (i) a copy of each written Employee Plan document (and, in the case of any unwritten Employee Plan, a description thereof), (ii) the most recent summary plan description for each Employee Plan if any such description was required, (iii) the most recent Form 5500s, (iv) the most recent audited financial reports, (v) any related trust agreements and all amendments thereto, (vi) the most recent Internal Revenue Service determination letter for each Plan intended to be qualified under
Section 401(a) of the Internal Revenue Code of 1986 (the "Code"), and (vii) all other required reports and supporting schedules filed with any governmental agency in respect of the Employee Plans for the three most recent years. Except as set out in Schedule 3.1(j),

     (i) All of the Employee Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with all Laws applicable to the Employee Plans, including without limitation, ERISA, and each Employee Plan which is intended to be qualified under Section 401(a) of the Code satisfies the requirements for such qualification, except that no representation is made with respect to any qualification requirement relating to the form of the plan or trust document for which the remedial amendment period under Section 401(b) of the Code has not yet expired.

     (ii) All obligations regarding the Employee Plans have been satisfied and there are no outstanding defaults or violation of any requirement by any party to any Employee Plan and no Taxes, penalties or fees are owing under or with respect to any of the Employee Plans. Company and its Subsidiaries (each with respect to the Employee Plans), as well as the Employee Plans, have no material current or threatened liability of any kind to any person, including but not limited to any government agency, as of the date hereof, other than for payment of benefits in the ordinary course.

     (iii) All contributions or premiums required to be made by the Company or its Subsidiaries under the terms of each Employee Plan have been made in a timely fashion in accordance with ERISA and the terms of the Employee Plans.

     (iv) There have been no improper withdrawals, applications or transfers of assets from any Employee Plan or the trusts or other funding media relating thereto, and neither the Company nor any of its agents has been in breach of any fiduciary obligation with respect to the administration of the Employee Plans or the trusts or other funding media relating thereto.

     (v) No Employee Plan nor any trust created thereunder nor any trustee or administrator thereof has engaged in a prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code for which an exception is not available.

     (vi) No Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending investigation, examination or other proceeding, action or claim initiated by any governmental agency or instrumentality, or by any other party (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim.

     (vii) All filings required by ERISA and the Code as to each Employee Plan have been timely filed, and all notices and disclosures to Participants in the Employee Plans required by ERISA or the Code have been timely provided.

     (viii) Neither the Company nor any other Person that, together with the Company, would be treated as a single employer under Section 414 of the Code, has ever established, maintained or contributed to, or otherwise participated in, any multiemployer plan as defined in Section 3(37)(A) of Title I of ERISA and/or any pension plan as described in Section 3(2) of Title I of ERISA.

     (ix) None of the Employee Plans provides medical or other benefits not determinable in advance to Employees who have terminated employment with the Company or to the beneficiaries or dependents of such Employees, other than benefits required to be furnished under Part 6 of Title I of ERISA and/or
Section 4999 of the Code.

     (x) No changes to any Employee Plan have been promised and no amendments or changes to an Employee Plan will be made or promised before the Effective Time, except as otherwise permitted by this Agreement.

     (xi) To Company's knowledge as sponsor of the Employee Plans, the Employee Plans and each fiduciary (as defined in Section 3(21) of ERISA) of the Employee Plans are in compliance in all material respects with all applicable requirements (including nondiscrimination requirements in effect as of the date hereof) of the Code, including, but not limited to, Sections 79, 105, 106, 125, 401, 501, and 4975 of the Code. For purposes of this Section 3.1(j), noncompliance with the Code or ERISA is material if such noncompliance could have a Material Adverse Effect on the condition of one or more of the Employee Plans or of Company or its Subsidiaries, either as of the Effective Time or upon discovery of the noncompliance.

     (xii) All assets of any retirement plan readily liquidated within five (5) business days without incurring any penalty or cost, other than ordinary commission expenses.

     (k) Subsidiaries. Section 3.1(k) of the Company Disclosure Schedule lists all the Subsidiaries of Company. Except as listed on Section 3.1(k) of the Company Disclosure Schedule, Company owns, directly or indirectly, beneficially and of record 100% of the issued and outstanding voting securities of each such Subsidiary. All of the shares of capital stock of each of the Subsidiaries held by Company or by another of its Subsidiaries are fully paid and nonassessable and are owned by Company or one of its Subsidiaries free and clear of any lien, claim or other encumbrance. Neither Company nor any of its Subsidiaries owns any shares of capital stock or other equity securities of any person (other than, in the case of Company, the capital stock of its Subsidiaries and, in the case of such Subsidiaries, shares or equity securities acquired in satisfaction of debts previously contracted in good faith in the ordinary course of their banking business).

     (l) Agreements with Bank or Other Regulators.  Except as set forth in
Section 3.1(l) of the Company Disclosure Schedule, neither Company nor any Subsidiary of Company is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, any Bank Regulator which restricts materially the conduct by Company or its Subsidiaries of their businesses, or in any manner relates to their capital adequacy, credit policies, community reinvestment, loan underwriting or documentation or management, nor has Company or any such Subsidiary been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, or any such board resolutions.

     (m) Absence of Certain Changes or Events. Except as set forth in Section 3.1(m) of the Company Disclosure Schedule, since December 31, 1999 (i) there has not been any change, or any event involving a prospective change, in the business, financial condition or results of operations or prospects of Company or any of its Subsidiaries or in the relationship of Company or its Subsidiaries with respect to their employees, creditors, suppliers, distributors, customers or others with whom they have business relationships, which has had, or would be reasonably likely to have, a material adverse effect on Company, (ii) Company and each of its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices and neither Company nor any of its Subsidiaries has taken any action or entered into any transaction, and, to the knowledge of Company, no event has occurred, that would have required Commerce or Sub's consent pursuant to Section 4.1 of this Agreement if such action had been taken, transaction entered into or event had occurred, in each case, after the date of this Agreement, nor has Company or any of its Subsidiaries entered into any agreement, plan or arrangement to do any of the foregoing, (iii) there have been no dividends or other distributions declared, set aside or paid in respect of Company Common Stock, nor has any action with respect to Company Common Stock proscribed by Section 4.1 of this Agreement occurred or been taken, and (iv) Company and its Subsidiaries have not entered into any employment contract with any director, officer or salaried employee, paid any or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their officers, employees or directors, increased the rate of compensation, if any, or instituted or made any material increases in any officer's, employee's or director's welfare, retirement or similar plan or arrangement, other than annual and merit increases made in accordance with past practices and procedures.

     (n) Undisclosed Liabilities. Except as set forth in Section 3.1(n) of the Company Disclosure Schedule, and except (i) for those liabilities or obligations that are fully reflected or reserved against in the condensed consolidated statement of financial condition at December 31, 1999 of Company referred to in
Section 3.1(d) or (ii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 1999 and which are not material to Company and its Subsidiaries taken as a whole, neither Company nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due). No agreement pursuant to which any loans or other assets have been or will be sold by Company or any Subsidiary entitle the buyer of such loans or other assets, unless there is material breach of a representation or covenant by Company or its Subsidiaries not relating to the payment or other performance by an obligor of such loan or other asset of its obligations thereunder, to cause Company or its Subsidiaries to repurchase such loan or other asset or the buyer to pursue any other form of recourse against Company or its Subsidiaries.

     (o) Governmental Reports. Company and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. Except as set forth in Section 3.1(o) of the Company Disclosure Schedule and except for normal examinations conducted by a Governmental Entity in the regular course of business of Company and its Subsidiaries, to the knowledge of Company no Governmental Entity has initiated any proceeding or investigation into the business or operations of Company or any of its Subsidiaries. Except as set forth in Section 3.1(o) of the Company Disclosure Schedule, to the knowledge of Company there is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report or statement relating to any examinations of Company or any of its Subsidiaries.

     (p) Environmental Liability. Except as set forth in Section 3.1(p) of the Company Disclosure Schedule, to the knowledge of Company, there are no pending or threatened claims, actions or proceedings against Company or Centennial relating to:

          (A) any asserted liability of Company or any of its Affiliates regarding any Real Property (as defined herein) under any Environmental Law (as defined herein), including without limitation, the terms and conditions of any permit, license, authority, settlement or other obligation arising under any Environmental Law;

          (B) any handling, storage, use or disposal of Hazardous Substances (as defined herein) on, under or within any Real Property or any transportation or removal of Hazardous Substances to or from any Real Property;

          (C) any actual or threatened discharge, release or emission of Hazardous Substances from, on, under or within any Real Property into the air, water, surface water, groundwater, land surface or subsurface strata; or

          (D) any actual or asserted claims for personal injuries, illness or damage to real or personal property related to or arising out of exposure to Hazardous Substances discharged, released or emitted from, on, under, within or into, or transported from or to, any Real Property.

     Except as set forth in Section 3.1(p) of the Company Disclosure Schedule, to the knowledge of Company, no Hazardous Substances are present on, under or within any Real Property (except those Hazardous Substances used in the normal course of operating or maintaining the business of Company or any Subsidiary of Company). Except as set forth in Section 3.1(p) of the Company Disclosure Schedule, to the knowledge of Company, there are no storage tanks underground or otherwise present on any Real Property.

     (i) To the knowledge of Company, except as set forth in Section 3.1(p) of the Company Disclosure Schedule, Company and its Affiliates are in material compliance, in all material respects, with all Environmental Laws related to the ownership, operation, use and occupation of the Real Property.

     (ii) To the knowledge of Company, except as set forth in Section 3.1(p) of the Company Disclosure Schedule, no part of any Real Property is listed on CERCLIS or the National Priorities List created pursuant to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, as a site containing Hazardous Substances.

     (iii) Commerce may obtain at its option and expense on or prior to 90 days following the date hereof an environmental audit ("Environmental Audit") of all the properties and assets of Company and its Subsidiaries classified as other real estate owned or real property owned or leased by Company or its Subsidiaries but excluding all loans not in default and all collateral for such loans (the "Properties"). A copy of any report or audit generated shall be provided to Company at the time such report or audit is received by Commerce. The consultant who will perform the Environmental Audit shall be selected by Commerce and shall be reasonably satisfactory to Company. The Environmental Audit shall conform to the standards for Phase I environmental assessments issued by the American Society for Testing and Materials ("ASTM"). Should an environmental condition be discovered in the Phase I process that Commerce decides, in its discretion, to investigate, then Commerce shall, on or prior to 60 days following completion of the Phase I process, perform, or have performed an ASTM Phase II environmental assessment to determine whether Hazardous Materials exist (i) on or under any of the Properties; (ii) on or under any other property or in any natural resources which originated on, under or from the Properties either prior to or during Company's or any of its Subsidiaries' ownership thereof. The Environmental Audit must be performed to the reasonable satisfaction of Commerce. In the event the Environmental Audit discloses the existence of any liability ("Environmental Liability") (either absolute or potential) for damages, penalties, fines, charges, interest, judgments, remedial action, public or private, arising directly or indirectly in whole or in part out of (w) noncompliance with any environmental law, (x) the presence of Hazardous Materials on, under or from the Properties, or (y) any activity carried on or undertaken on or off the Properties either prior to or after the date hereof whether by Company or its Subsidiaries or any predecessor in title to any of the Properties or any employees, agents, affiliates, contractors or subcontractors of Company, its Subsidiaries or of any such predecessors in title, or any third person in connection with the use, handling, treatment, removal, storage, decontamination, clean-up, transport or disposal of any Hazardous Materials at any time located or present on, under or from the Properties, which liability would have a material adverse effect and which liability exists against Company or any of its Subsidiaries or affects in any way the Properties or Company's or any of its Subsidiaries' rights or business or the right to carry on or conduct their respective businesses, Commerce shall notify Company of such Environmental Liability. If Company does not choose to remediate the condition leading to such Environmental Liability and to otherwise fully protect Commerce from a material adverse effect of such Environmental Liability on terms and conditions and at a cost acceptable to Commerce within thirty (30) days after receipt by Company of a copy of any report or audit as provided, Commerce shall have the right to terminate this Agreement under
Article VII hereof, thereby relieving Company, Commerce and Sub of all their obligations hereunder, including the obligation to cause or engage in the Merger.

     (iv) For purposes of this Section 3.1(p) only, the following terms shall have the indicated meaning:

          "Business" means the business conducted at any Real Property (as defined below).

          "Environmental Law" means any and all applicable federal, state and local laws (whether under common law, statute, rule, regulation or otherwise), requirements under permits issued with respect thereto, and other orders, decrees, judgments, directives or other requirements of any governmental authority relating to the environment, or to any Hazardous Substances.

          "Hazardous Substances" means any chemical, compound, material, mixture, living organism or substance that is now defined or listed in, or otherwise classified or regulated in any way pursuant to, any Environmental Laws as a "hazardous waste," "hazardous substance," "hazardous material," "extremely hazardous waste," "infectious waste," "toxic substance," or "toxic pollutants," such materials, including without limitation, oil, waste oil, petroleum, waste petroleum, polychlorinated biphenyls ("PCBs"), asbestos, radon, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas).

          "Real Property" means all interests in real property of Company or its Subsidiaries, including without limitation, interests in fee, leasehold, interest as mortgagee or secured party, or option or contract to purchase or acquire.

          "Reportable Quantity" means the quantity set forth in 40 C.F.R. Part 302 as it is in effect on the effective date of this Agreement for the particular Hazardous Substances set forth therein. With respect to Hazardous Substances not listed in that part, if any, "reportable quantity" means that quantity which, if released, would be required to be reported to a Governmental Entity pursuant to applicable Environmental Law. "Reportable Quantity" shall be determined based on a single release or series of related releases or threatened releases.

     (q) Properties. Except as set forth in Section 3.1(q) of the Company Disclosure Schedule, Company or its Subsidiaries (i) has good and marketable title to all Real Property owned in fee, and good title to all other properties and assets reflected in the Company Consolidated Financial Statements as being owned by Company or its Subsidiaries or acquired after the date thereof which are material to the business of Company on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever except (A) statutory liens securing payments not yet delinquent, (B) liens on assets of Centennial securing deposits incurred in the ordinary course of its banking business and (C) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (ii) is the lessee of all leasehold estates reflected in the Company Consolidated Financial Statements or acquired after the date thereof which are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without material default thereunder by the lessee or, to the knowledge of Company, the lessor. Except as set forth in
Section 3.1(q) of the Company Disclosure Schedule, all real properties owned by Company or its Subsidiaries are owned in accordance in all material respects with all requirements of applicable rules, regulations and policies of the Bank Regulators.

     (r) Brokers or Finders. Except Stifel, Nicolaus & Company, Incorporated, no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by the Agreement.

     (s) Intellectual Property. Except as set forth in Section 3.1(s) of the Company Disclosure Schedule, Company and its Subsidiaries own or have a valid license to use all trademarks, service marks and trade names (including any registrations or applications for registration of any of the foregoing) (collectively, the "Company Intellectual Property") necessary to carry on their business substantially as currently conducted, except for such Company Intellectual Property the failure of which to own or validly license, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Company. Neither Company nor any such Subsidiary has received any notice of infringement of or conflict with, and, to the best knowledge of Company, there are no infringements of or conflicts with, the rights of others with respect to the use of any Company Intellectual Property that, individually or in the aggregate, in either such case, would reasonably be expected to have a material adverse effect on Company.

     (t) Opinion of Financial Advisor. Company has received the written opinion of Stifel, Nicolaus & Company, Incorporated dated the date hereof, to the effect that, as of such date, subject to the limitations and conditions contained therein, the consideration to be received by the holders of Company Common Stock pursuant to the Merger is fair to such holders from a financial point of view.

     (u) Insurance. Company has previously delivered to Commerce a list identifying all insurance policies maintained on behalf of Company and its Subsidiaries (other than mortgage, title and other similar policies for the benefit of Company or its Subsidiaries as mortgagees under residential mortgage loans). All of the material insurance policies and bonds maintained by or for the benefit of Company and its Subsidiaries are in full force and effect, to the knowledge of Company, Company and its Subsidiaries are not in default thereunder, and all material claims thereunder have been filed in due and timely fashion, and neither Company nor any of its Subsidiaries has received notice that any of such material claims have been or will be denied. The insurance policies and bonds maintained by Company and its Subsidiaries are written by reputable insurers and are in such amounts, cover such risks and have such other terms as is customary for banks and bank holding companies comparable in size and operations to Company and its Subsidiaries. Since December 31, 1999, there has not been any damage to, destruction of, or loss of any assets of Company and its Subsidiaries (whether or not covered by insurance) that could have a material adverse effect on Company. Neither Company nor any of its Subsidiaries has received any notice of a premium increase or cancellation with respect to any of its insurance policies or bonds, and within the last three years, neither Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for, and Company has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability in coverage that have not resulted from an extraordinary loss experience of Company or any Company Subsidiary.

     (v) Loans and Other Assets.

     (i) Company has disclosed to Commerce prior to the date hereof the amounts of all loans, leases, other extensions of credit, commitments or other interest-bearing assets presently owned by Company or any of its Subsidiaries that have been classified by any Bank Regulator, Company's independent auditors, or the management of Company or any Subsidiary of Company as "Other Loans Especially Mentioned," "Substandard," "Doubtful," or "Loss," or classified using categories with similar import, and will have disclosed promptly to Commerce and Sub prior to the Closing Date all such items which will be so classified hereafter and prior to the Closing Date. All such assets or portions thereof classified "Loss," or which are subsequently so classified, have been (or will be) charged off on a timely basis in full, collected or otherwise placed in a bankable condition. Company regularly reviews and appropriately classifies its and its Subsidiaries' loans and other assets in accordance in all material respects with all applicable legal and regulatory requirements and GAAP. Company has disclosed to Commerce and Sub the amounts and identities of all other real estate owned ("OREO") that has been classified as such as of the date hereof by Company's independent auditors, management of Company or any Bank Regulator and will have promptly disclosed to Commerce and Sub prior to the Closing Date all such assets which will be so classified hereafter and prior to the Closing Date. As of the date hereof and the Closing Date, the recorded values of all OREO on the books of Company and its Subsidiaries accurately reflect and will reflect the net realizable values of each OREO parcel thereof in compliance with GAAP. Company and its Subsidiaries have recorded on a timely basis all expenses associated with or incidental to its OREO, including but not limited to taxes, maintenance and repairs as required by GAAP.

     (ii) All loans, leases, other extensions of credit, commitments or other interest-bearing assets and investments of Company and its Subsidiaries are legal, valid and binding obligations enforceable in accordance with their respective terms and are not subject to any setoffs, counterclaims or disputes known to Company (subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general applicability), except as reserved for in the consolidated statement of financial condition of Company as of December 31, 1999 referred to in Section 3.1(d) in accordance with GAAP, and were duly authorized under and made in compliance with applicable federal and state laws and regulations. Company and its Subsidiaries do not have any extensions or letters of credit, investments, guarantees, indemnification agreements or commitments for the same (including without limitation commitments to issue letters of credit, to create acceptances, or to repurchase securities, federal funds or other assets) other than those documented on the books and records of Company and its Subsidiaries.

     (w) Labor Matters. Neither Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving it or any of its Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     (x) Internal Controls and Records. Company and its Subsidiaries maintain books of account which accurately and validly reflect, in all material respects, all loans, mortgages, collateral and other business transactions and maintain accounting controls sufficient to ensure that all such transactions are (a) in all material respects, executed in accordance with its management's general or specific authorization, and (b) recorded in conformity with generally accepted accounting principles. Company has furnished to Commerce all of Company's, each of its Subsidiaries' written internal policies and procedures which are identified on Section 3.1(x) of the Company Disclosure Schedule.

     3.2 Representations and Warranties of Commerce. Commerce and Sub, jointly and severally, represent and warrant to Company as follows:

     (a) Organization and Authority.

     (i) Commerce is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri and is a duly registered bank holding company under the provisions of the Bank Holding Company Act of 1956, as amended. Commerce has the corporate power to enter into and perform this Agreement and the execution, delivery and performance of this Agreement by Commerce and the consummation by Commerce of the transactions contemplated hereby have been duly authorized by the Board of Directors of Commerce with no approval thereof by the shareholders of Commerce being required to approve this Agreement.

     (ii) Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas. Sub has the corporate power to enter into and perform this Agreement and the execution, delivery and performance of this Agreement by Sub and the consummation by Sub of the transactions contemplated hereby have been duly authorized by its Board of Directors and by Commerce as the sole shareholder of Sub.

     (b) Valid and Binding Agreement; No Violation. This Agreement constitutes a valid and binding agreement of Commerce and Sub enforceable in accordance with its terms and neither the execution and delivery of this Agreement nor the consummation by Commerce or Sub of the transactions contemplated hereby violates or conflicts with the Articles of Incorporation or By-Laws of Commerce or Sub or any agreement, law, regulation, order, judgment or other restriction of any kind to which Commerce or Sub is a party or by which either of them is bound.

     (c) Capital Stock of Commerce. As of September 30, 2000, the authorized capital stock of Commerce consisted of (a) 80,000,000 shares of common stock, $5.00 par value, of which 60,174,035 shares were issued and outstanding, and (b) 2,000,000 shares of preferred stock, $1.00 par value ("Preferred Stock"), of which no shares were issued and outstanding. Holders of Commerce Common Stock do not have any preemptive rights with respect to the issuance of additional authorized shares of Commerce Common Stock.

     (d) Financial Statements. The consolidated balance sheets of Commerce as of December 31, 1999 and December 31, 1998, the consolidated statements of earnings for the years ended December 31, 1999 and December 31, 1998, and all related schedules and notes to the foregoing, all of which have been delivered to Company, have been audited by KPMG Peat Marwick LLP, independent certified public accountants. All of the foregoing financial statements have been prepared in accordance with generally accepted accounting principles and practices which were applied on a consistent basis, are correct and complete and fairly and accurately present the financial position, results of operation and changes of financial position of Commerce as of their respective dates and for the periods indicated. Commerce has no material liabilities or obligations of a type which would be included in a balance sheet prepared in accordance with generally accepted accounting principles whether related to tax or non-tax matters, accrued or contingent, due or not yet due, liquidated or unliquidated, or otherwise, except as and to the extent disclosed or reflected in the balance sheet of Commerce as of December 31, 1999, or incurred since December 31, 1999, in the ordinary course of business. From December 31, 1999 until the date hereof, there has been no material adverse change in the financial condition, properties, assets, liabilities, rights or business of Commerce, or in the relationship of Commerce with respect to its employees, creditors, suppliers, distributors, customers or others with whom it has business relationships.

     (e) SEC Reports. Commerce's Report on Form 10-K for year ended December 31, 1999, filed with the SEC and all subsequent reports and proxy statements filed by Commerce thereafter pursuant to Section 13(a) or 14(a) of the Securities Exchange Act of 1934 do not and will not contain a misstatement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading as of the time the document was filed. Since the filing of such Report on Form 10-K, no other report, proxy statement, or other document has been required to be filed by Commerce pursuant to Section 13(a) or 14(a) of the Securities Exchange Act of 1934 which has not been filed with the SEC and delivered to Company. Commerce has delivered to Company the following documents: Form 10-K for Fiscal Year Ended December 31, 1999; the Annual Report to Shareholders for such year; and a copy of the Proxy Statement for the 2000 Annual Meeting of Shareholders of Commerce; and copies of Commerce's report on Form 10-Q for the quarter ended June 30, 2000.

     (f) Status of Commerce Common Stock to be Issued. The shares of Commerce Common Stock into which the Company Common Stock is to be exchanged or converted pursuant to this Agreement will be, when delivered as specified in this Agreement, validly authorized and issued, fully paid and non-assessable, and registered pursuant to an effective registration statement under the Securities Act.

     (g) Governmental Regulation. Commerce and its subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities necessary for the lawful conduct of their respective businesses and ownership of their respective properties. Commerce and its subsidiaries have complied in all material respects with all federal, state and local statutes, regulations, ordinances or rules applicable to the ownership of their respective properties or for the conduct of their respective businesses.

     (h) Litigation. There are no actions, suits, claims, demands or other proceedings or investigations (either judicial or administrative) pending or, to the knowledge of Commerce, threatened against or affecting the properties, assets, rights or business of Commerce or its subsidiaries or the right to carry on or conduct their respective businesses, nor are there any grounds therefor, which would in the aggregate materially and adversely affect the business, operations, properties or financial condition of Commerce and its subsidiaries or which will or could prevent or materially impair the transactions contemplated by this Agreement.

     (i) Taxes. Commerce and its subsidiaries have filed with the appropriate governmental agencies all federal, state and local tax and information returns and tax reports due in respect of any of their business or properties in a timely fashion and have paid all amounts due shown on such returns, except where the failure to make such filing or make such payment, individually or in the aggregate, would not materially and adversely affect the business, operations, properties or financial condition of Commerce and its subsidiaries.

     (j) Defaults. Neither Commerce nor any of its subsidiaries is in material breach or material default under any agreement or commitment to which Commerce or any of its subsidiaries is a party, or under any loan agreement, note, security agreement, guarantee or other document pursuant to or in connection with Commerce's or any of its subsidiaries' extension of credit; and there has not occurred any event which, after the giving of notice, the lapse of time or otherwise, would constitute any such default under, or result in any such breach of, any such agreement, commitment or extension of credit.

     (k) Information Supplied. None of the information supplied or to be supplied by Commerce and Sub for inclusion or incorporation by reference in (a) the Registration Statement (as defined in Section 5.1(a)) will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Proxy Statement (as defined in Section 5.1(a) will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than information supplied by Company.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     4.1 Covenants of Company. During the period from the date of this Agreement and continuing until the Effective Time (except as expressly contemplated or permitted by this Agreement or to the extent that Commerce or Sub shall otherwise consent in writing, which consent shall not be unreasonably withheld) Company agrees that it will and will cause each of its Subsidiaries to carry on the business of Company and each of its Subsidiaries in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and use all reasonable efforts to preserve intact the present business organizations of Company and each of its Subsidiaries, maintain the rights and franchises of, and preserve the relationships with customers, suppliers and others having business dealings with, Company and each of its Subsidiaries to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, Company shall not, and shall not permit any of its Subsidiaries to, without the prior consent of Commerce and Sub in writing:

     (a) (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for cash dividends in an amount per share not greater than, and consistent with the manner and frequency of, dividends paid by Company in the past 12 months and dividends by a wholly owned Subsidiary of Company to Company, (ii) set any record or payment dates for the payment of any dividends or distribution on its capital stock except in the ordinary course of business consistent with past practice, (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or (iv) repurchase, redeem or otherwise acquire, or permit any Subsidiary to purchase or otherwise acquire, any shares of its capital stock or the capital stock of any other Subsidiary of Company or any securities convertible into or exercisable for any shares of such capital stock;

     (b) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than issuances of Company Common Stock pursuant to the exercise of Company Options;

     (c) except as required to perform its obligations under this Agreement, amend or propose to amend its Articles of Incorporation or its By-laws or other organizational documents or that of any Subsidiary;

     (d) (i) enter into any new material line of business, (ii) change its lending, investment, liability management and other material banking policies in any respect which is material to Company, except as required by law or by policies imposed by a Bank Regulator, or (iii) except as set forth in Section 4.1(d) of the Company Disclosure Schedule, incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities incurred or committed to in the ordinary course of business consistent with past practice but in no event for more than $25,000 as to any one such item or $50,000 as to all such items in the aggregate;

     (e) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other means, any business or any corporation, partnership, association or other business organization or division thereof; provided, however, that the foregoing shall not prohibit foreclosures and other debt-previously-contracted acquisitions in the ordinary course of business consistent with past practice;

     (f) sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of Company), which are material, individually or in the aggregate, to Company, other than in the ordinary course of business consistent with past practice;

     (g) incur any long-term indebtedness for borrowed money or guarantee any such long-term indebtedness or issue or sell any long-term debt securities or warrants or rights to acquire any long-term debt securities of Company or any of its Subsidiaries or guarantee any long-term debt securities of others other than
(i) indebtedness of any Subsidiary of Company to Company or to another Subsidiary of Company, (ii) deposits taken in the ordinary course of business consistent with past practice, or (iii) renewals or extensions of existing long-term indebtedness without any change in the material terms thereof;

     (h) intentionally take or fail to take any action that would, or reasonably might be expected to, result in any of the representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Closing set forth in ARTICLE VI (including without limitation the conditions set forth in Section 6.3(d)) not being satisfied, or (unless such action is required by applicable law or sound banking practice) which would adversely affect the ability of Commerce, Sub or Company to obtain any of the Requisite Regulatory Approvals;

     (i) change the methods of accounting of Company or any of its Subsidiaries, except as required by changes in GAAP as concurred in by such party's independent auditors;

     (j) (i) enter into, adopt, amend (except for technical amendments and such amendments as may be required by law) or terminate any Company Benefit Plan or any other Benefit Plan or any agreement, arrangement, plan or policy between Company or any of its Subsidiaries and one or more of its directors or officers, increase in any manner the compensation or fringe benefits of any director, officer or employee of Company or any of its Subsidiaries without obtaining the prior written consent of Commerce and Sub (which consent shall not be unreasonably withheld)) or pay or grant any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares or any similar awards) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, (ii) enter into or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of Company or any of its Subsidiaries of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement, or (iii) with respect to any Company Benefit Plan which is a defined benefit or defined contribution pension plan, permit or cause (A) a consolidation or merger of any such Company Benefit Plan, (B) a spin-off involving any such Company Benefit Plan, (C) a transfer of assets and/or liabilities from or to any such Company Benefit Plan, or (D) any similar transaction involving any such Company Benefit Plan;

     (k) enter into any contract that would be required to be disclosed on
Section 3.1(i) of the Company Disclosure Schedule or renew or terminate any contract listed in Section 3.1(i) of the Company Disclosure Schedule through any volitional conduct, other than renewals of contracts or leases for a term of one year or less without material adverse changes to the terms thereof;

     (l) issue or agree to issue any letters of credit or otherwise guarantee the obligations of any other persons except in the ordinary course of business consistent with past practice;

     (m) engage or participate in any material transaction or incur or sustain any material obligation not in the ordinary course of business consistent with past practice;

     (n) settle any claim, action or proceeding involving money damages involving a payment in excess of $100,000 as to any such matter, or settle any other matter not involving money damages which is material to Company;

     (o) except as required by GAAP or applicable law or regulation, change or make any tax elections, change any method of accounting with respect to taxes, file any amended tax return, or settle or compromise any federal, state, local or foreign material tax liability;

     (p) except as set forth in Section 4.1(p) of the Company Disclosure Schedule, relocate or close any branch or loan production office;

     (q) except as described in Section 4.1(q) of the Company Disclosure Schedule, enter into any securitization or similar transactions with respect to any loans, leases or other assets of Company or any of its Subsidiaries;

     (r) take any action which would materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement;

     (s) take any action which would prevent the Merger from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Code;

     (t) make any single loan (or series of loans to the same or related entities or persons) or any commitment to loan (or series of commitments to the same or related entities or persons) which would be graded "OAEM" under Centennial's rating system or in an amount greater than $250,000 other than renewals of existing loans or commitments to loan;

     (u) purchase or invest in any securities other than U.S. government obligations or other securities backed by the full faith and credit of the United States having a maturity of not more than three (3) years from the date of purchase;

     (v) acquire or purchase any assets of or make any investment in any financial institution other than the purchase of loans or participations therein in the ordinary course of business,

     (w) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with prudent banking practices;

     (x) make any loan or other extension of credit, or commit to make any such loan or extension of credit, to any director or officer of Company or its Subsidiaries, other than renewals of existing loans or commitments to loan, without giving Commerce five days' notice in advance of Company's or its Subsidiary's approval of such loan or extension of credit or commitment relating thereto;

     (y) make any adjustments to Centennial's loan loss reserve account except for increases to such account and appropriate charge-offs and recoveries following its normal historical practices; or

     (z) agree to, or make any commitment to, take any of the actions prohibited by this Section 4.1.

     Between the date hereof and the Closing Date and upon reasonable notice, Commerce and its authorized representatives shall be permitted full access during regular business hours to all properties, books, records, contracts and documents of Company and its Subsidiaries. Company shall furnish to Commerce and its authorized representatives all information with respect to the affairs of Company and its Subsidiaries as Commerce may reasonably request. During such period, Company shall (and shall cause each of its Subsidiaries to) make available to Commerce and Sub and their representatives and advisors a copy of each report, schedule, registration statement and other document filed or received by Company during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which such party is not permitted to disclose under applicable law or reports or documents which are subject to an attorney-client privilege or which constitute attorney work product). Commerce and Sub will hold any such information with respect to Company and its Subsidiaries which is nonpublic in confidence to the extent required by, and in accordance with, the provisions of the letters dated July 15, 2000 and August 31, 2000 between Company and Commerce (the "Confidentiality Agreement"). No investigation by Commerce or Sub shall affect the representations and warranties of Company. In addition, Commerce shall be permitted to conduct a verification of trust assets.

     Company and its Subsidiaries shall, unless the Board of Directors of Company determines, in good faith, that the exercise of its fiduciary duties to Company's shareholders under applicable law, as advised by outside counsel, prohibits the taking of such action (i) allow a representative of Commerce to attend as an observer all meetings of the Boards of Directors of Company and Subsidiaries and all meetings of the committees of each such board, including, without limitation, the audit and executive committees thereof and any other meeting of Company and its Subsidiaries officials at which policy is being made;
(ii) Company and its Subsidiaries shall give reasonable notice to Commerce of any such meeting and, if known, the agenda for business to be discussed at such meeting; and (iii) Company and its Subsidiaries shall provide to Commerce all information provided to the directors on all such boards and committees in connection with all such meetings or otherwise provided to the directors and shall provide any other financial reports or other analyses prepared for senior management of the Company or its Subsidiaries.

     Company shall cooperate with Commerce in taking those planning actions necessary to be in a position to convert its data processing procedures and formats to procedures and formats used by Commerce as of the Effective Time. Commerce shall provide such assistance and consultation as Company may reasonably require in such planning process.

     Neither Company, nor its Subsidiaries nor any affiliates or associates of Company or its Subsidiaries acting for or on behalf or Company or its Subsidiaries shall, directly or indirectly, make, encourage, facilitate, solicit, assist or initiate any inquiry or proposal, or participate in any negotiations with, or, subject to the provisos to this sentence, provide any information to, any corporation, partnership, agent, attorney, financial adviser, person, or other entity or group (other than (a) Commerce, Sub, an affiliate or associate of Commerce or Sub or an officer, employee or other authorized representative of Commerce, Sub or such affiliate or associate or (b) the Company's counsel, accountants and financial adviser solely for use in connection with the transactions contemplated hereby) relating to any (i) liquidation, dissolution, recapitalization, merger or consolidation of Company or its Subsidiaries, (ii) outside the ordinary course of business, sale of a significant amount of assets of Company or its Subsidiaries, (iii) purchase or sale of shares of capital stock of Company or its Subsidiaries or (iv) any similar transactions involving Company or its Subsidiaries, other than the transactions contemplated by this Agreement; provided, however, that Company may provide information at the request of a third party if the Board of Directors of Company determines, in good faith, that the exercise of its fiduciary duties to Company's shareholders under applicable law, as advised by outside counsel, requires it to take such action. Company shall immediately cease and cause to be terminated any and all such contacts and negotiations with respect to any such transaction upon the execution of this Agreement.

     4.2  Covenants of Commerce and Sub.

     (a) Regulatory Approvals. Subject to the terms and conditions of this Agreement, Commerce and Sub agree to use their reasonable best efforts to secure as expeditiously as practicable all the necessary approvals, regulatory or otherwise, needed to consummate the transactions contemplated herein. Commerce and Sub shall provide to Company's counsel a copy of all applications for such approvals and shall keep such counsel or the Company advised of the status of the regulatory review process.

     (b) Information. Commerce and Sub shall provide such information and answer such inquiries as Company may reasonably request or make concerning the subject matter of the representations and warranties of Commerce and Sub herein.

     (c) Tax-Free Reorganization Treatment. Neither Commerce nor Sub shall intentionally take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a tax-free "reorganization" within the meaning of Section 368(a) of the Code.

     (d) Employee Benefits. Employees of Company and its Subsidiaries shall be eligible to participate in all Commerce employee welfare benefit plans in accordance with their terms, and for such purpose all service of such employees with Company and its Subsidiaries shall be counted as service with Commerce. Continuous coverage under Company or Subsidiary health plan through the Effective Time shall count as coverage under the Commerce health plan.

     (e) Pooling of Interests. Neither Commerce nor Sub shall take any affirmative or intentional action from the date hereof until the Effective Date that would prevent the Merger from qualifying for pooling-of-interests accounting treatment.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1  Regulatory Matters.

     (a) Registration Statement and Proxy Statement. Commerce shall as soon as practicable prepare and file a registration statement on Form S-4 to be filed with the SEC pursuant to the Securities Act for the purpose of registering the shares of Commerce Common Stock to be issued in the Merger (the "Registration Statement"). Company, Commerce and Sub shall each provide promptly to the other such information concerning their respective businesses, financial conditions, and affairs as may be required or appropriate for inclusion in the Registration Statement or the proxy statement for the special stockholders' meeting of Company to be called for the purpose of considering and voting on the Merger (the "Proxy Statement"). Company, Commerce and Sub shall each cause their counsel and auditors to cooperate with the other's counsel and auditors in the preparation and filing of the Registration Statement and the Proxy Statement. Commerce shall not include in the Registration Statement any information concerning Company to which Company shall reasonably and timely object in writing. Commerce, Sub and Company shall use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act as soon as may be practicable and thereafter Company shall distribute the Proxy Statement to its stockholders in accordance with applicable laws not fewer than 20 business days prior to the date on which this Agreement is to be submitted to its stockholders for voting thereon. If necessary, in light of developments occurring subsequent to the distribution of the Proxy Statement to Company or stockholders, Company shall mail or otherwise furnish to its shareholders such amendments or supplements to the Proxy Statement materials as may, in the reasonable opinion of Commerce, Sub, or Company, be necessary so that the Proxy Statement materials, as so amended or supplemented, will contain no untrue statement of any material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or as may be necessary to comply with applicable law. Commerce and Sub shall not be required to maintain the effectiveness of the Registration Statement after delivery of the Commerce Common Stock issued pursuant hereto for the purpose of resale of Commerce Common Stock by any person. For a period of at least two years from the date of the conversion of shares described in Section 2.2 hereof, Commerce shall make available "adequate current public information" within the meaning of and as required by paragraph (c) of Rule 144 adopted pursuant to the Securities Act.

     (b) State Securities Laws. The parties hereto shall cooperate in making any filings required under the securities laws of any state in order either to qualify or register the Commerce Common Stock so it may be offered and sold lawfully in such state in connection with the Merger or to obtain an exemption from such qualification or registration.

     (c) Affiliates. Certificates representing shares of Commerce Common Stock issued to "affiliates" (as defined in Rules 145 and 405 adopted under the Securities Act) of Company pursuant to this Agreement will be subject to stop transfer orders (as reasonably required in connection with Rule 145) and will bear a restrictive legend set out in Exhibit 5.1(c); provided, however, that following publication of financial results covering at least thirty (30) days of combined operations of Commerce and Company and upon receipt of an opinion of counsel reasonably satisfactory to Commerce that a proposed sale, pledge, transfer or other disposition of a specified number of shares of Commerce Common Stock by an affiliate will comply with or will be exempt from the Securities Act, Commerce shall, as promptly as practicable after receipt of the stock certificates representing such affiliate's Commerce Common Stock (and in any event within seven (7) business days after such receipt), direct the Transfer Agent for the Commerce Common Stock to remove the stop transfer order related thereto and reissue a stock certificate evidencing such shares to the affiliate without such restrictive legend.

     (d) Publication of Combined Financial Results. Commerce will file with the Securities and Exchange Commission a Current Report on Form 8-K containing financial statements which include no less than 30 days of combined operations of Commerce and Company, ended on a normal closing date, as soon as practicable after the Effective Time unless the first 30 day period of combined operations is reflected in and ends on the normal closing date of an annual report on Form 10-K or quarterly report on Form 10-Q.

     (e) Indemnification. Commerce agrees to indemnify and hold harmless Company and its directors, officers, employees, representatives and agents from and against any and all claims, liabilities, damages and expenses (including reasonable attorneys' fees), whether arising under federal or state securities or Blue Sky laws or otherwise, which may be asserted against any of them and which arise as a result of any alleged act or failure to act, or any alleged statement or omission, of Commerce done or made in connection with the Merger, Registration Statement, Proxy Statement, or any other statement or form filed or required to be filed with the SEC or any state securities department or delivered or required to be delivered to the holders of Company Common Stock.

     (f) Governmental Entity Communications. Commerce, Sub and Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined in Section 6.1(b)) will not be obtained or that the receipt of any such approval will be materially delayed.

     5.2  Shareholders' Meetings.

     (a) Company shall call a meeting of its shareholders for the purpose of voting upon the adoption of this Agreement. Company will, through its Board of Directors, recommend to its shareholders adoption of this Agreement unless the Board of Directors of Company determines in good faith, based upon the written advice of outside counsel, that making such recommendation, or failing to withdraw, modify or amend any previously made recommendation, would constitute a breach of fiduciary duty by Company's Board of Directors under applicable law. In addition, nothing in this Section 5.2 or elsewhere in this Agreement shall prohibit accurate disclosure by Company of information that is required to be disclosed in the Proxy Statement, or otherwise required to be disclosed by applicable law or regulation or the rules of any securities exchange or automated quotation system on which the securities of Company may then be traded.

     (b) Company shall use all commercially reasonable efforts to cause such meeting of its shareholders to take place as soon as is reasonably practicable after the Registration Statement is declared effective by the SEC.

     (c) Except as set forth herein, neither the Board of Directors of Company nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Commerce or Sub, the approval or recommendation by the Board of Directors of Company or any such committee of this Agreement or the Merger. Notwithstanding the foregoing, the Board of Directors of Company, to the extent required by its fiduciary obligations, as determined in good faith by the Board of Directors of Company based on advice of independent counsel, may (subject to the following sentences), withdraw or modify its approval or recommendation of this Agreement or the Merger, approve or recommend any Superior Proposal (as defined herein), enter into an Agreement with respect to such Superior Proposal or terminate this Agreement, in each case at any time after the receipt by Commerce or Sub of a written notice advising Commerce or Sub that the Board of Directors of Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal. Company shall, unless the Board of Directors of Company determines, in good faith, that the exercise of its fiduciary duties to Company shareholders under applicable law, as advised by outside counsel, prohibits the taking of such action, promptly advise Commerce in orally and in writing of any request for information or of any Takeover Proposal, or any inquiry with respect to or which could lead to any Takeover Proposal, the material terms and conditions of such request, Takeover Proposal or inquiry and the identity of the Person making any such request, Takeover Proposal or inquiry. Company shall, unless the Board of Directors of Company determines, in good faith, that the exercise of its fiduciary duties to Company shareholders under applicable law, as advised by outside counsel, prohibits the taking of such action, keep Commerce fully informed of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry. For purposes hereof, "Superior Proposal" shall mean any bona fide written Takeover Proposal by a third party on terms determined in good faith by the Board of Directors of Company to be reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal and, if consummated to be more favorable to the shareholders of Company from a financial point of view than the Merger. For purposes hereof, "Takeover Proposal" shall mean any inquiry, proposal or offer to acquire in any manner 20% or more of any class of equity securities of, or a merger, consolidation, business combination, sale, recapitalization, liquidation, dissolution or other disposition or similar transaction involving 20% or more of the assets of, Company or any Significant Subsidiary of Company, or any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Company or any Significant Subsidiary of Company (other than pursuant to the transactions contemplated by this Agreement). A "Significant Subsidiary" means any Subsidiary of a person that would constitute a Significant Subsidiary of such person within the meaning of Rule 1-02 of Regulation S-X promulgated by the SEC.

     5.3  Legal Conditions.

     (a) Each of Company, Commerce and Sub shall, and shall cause its respective Subsidiaries to, use all reasonable efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the transactions contemplated by this Agreement and as promptly as practicable, (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and or any other public or private third party which is required to be obtained or made by such party or any of its Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement. Each of Company, Commerce and Sub will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, any of them or any of their Subsidiaries in connection with the foregoing.

     (b) Each of Company, Commerce and Sub agrees to use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary and proper or advisable to consummate, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including, without limitation, using all reasonable best efforts to (i) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (ii) defend any Litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages, (iii) provide to counsel to the other party hereto representations and certifications as to such matters as such counsel may reasonably request in order to render the opinion referred to in Section 6.2(j).

     5.4 Plan Termination. Centennial's 401(k) Plan shall be terminated by Company pursuant to the appropriate corporate action undertaken prior to the Effective Date, which termination shall be contingent upon receipt of a determination from the Internal Revenue Service that such termination does not adversely affect the qualified status of the Plan. If a favorable Internal Revenue Service determination letter is received, then the 401(k) Plan accounts shall be distributed pursuant to the Plan.

     5.5 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     5.6 Fees and Expenses. Unless otherwise agreed by the parties in writing or as otherwise provided herein, each party hereto shall bear and pay all costs and expenses incurred by it incident to preparing, entering into and carrying out this Agreement and to consummating the Merger, including fees and expenses of its own financial advisors, accountants and counsel, all printing, filing, mailing and other incidental fees. Commerce will bear and pay all costs and expenses related thereto associated with the Registration Statement and the Proxy Statement (collectively, the "SEC Fees").

     5.7 Cooperation. During the period from the date of this Agreement to the Effective Time, each of Company, Commerce and Sub shall, (i) confer on a regular and frequent basis with the other, report on operational matters, policies and banking practices and promptly advise the other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a material adverse effect on Company or Commerce or Sub, as the case may be, or which would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein, (ii) cause each Subsidiary of Company and Commerce and Sub that is a bank to file all call reports with the appropriate Bank Regulators and all other reports, applications and other documents required to be filed with the applicable Governmental Entities between the date hereof and the Effective Time and (iii) coordinate with the other the declaration of any dividends in respect of Commerce Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Commerce Common Stock or Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Commerce Common Stock and/or Company Common Stock and any shares of Commerce Common Stock any such holder receives in exchange therefor in the Merger.

     5.8 Advice of Changes. Commerce, Sub and Company shall promptly advise the other party of any change or event which, individually or in the aggregate with other such changes or events, has a material adverse effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

     5.9 Dissenters' Rights. Company shall include in the notice of shareholder's meeting required by Section 5.2 hereof a description of appraisal rights as contained in Section 351.455 of the Revised Statutes and, if required,
Section 351.455 of the Revised Statutes.

     5.10 Retention of Centennial Directors. It is the intention of the parties hereto that immediately following the Closing Date the current statutory and advisory directors of Centennial shall be invited to serve on Commerce's St. Louis Region advisory board.

     5.11  Indemnification; Directors' and Officers' Insurance.

     (a) The Surviving Corporation shall indemnify, defend, and hold harmless the present directors, officers, employees, and agents of Company and its Subsidiaries (each, an "Indemnified Party") after the Effective Time against all damages in connection with any action arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Missouri Law.

     (b) With respect to all persons who are currently covered by Company's directors' and officers' liability insurance, or will become covered by such insurance prior to the Effective Time, the Surviving Corporation shall maintain in effect for a period of not less than three years following the Effective Time directors' and officers' liability insurance in an amount not less than the current coverage with respect to matters occurring prior to the Effective Time; provided, that in no event shall the Surviving Corporation be required to expend under this Section 5.11(b) more than an aggregate of 120% of the current annual premium expended by Company to provide such coverage (the "Maximum Premium Amount"). In the event the Surviving Corporation would be required to expend more than the Maximum Premium Amount to provide such coverage, it shall maintain under this Section 5.11(b) the greatest amount of such insurance which it can obtain for the Maximum Premium Amount.

     5.12 Grant of Option. Contemporaneously with the execution and delivery of this Agreement, Company shall have granted an option to Commerce (or its designee) to purchase that number of shares of Company Common Stock that would equal 19.9% of the total outstanding shares of Company Common Stock (including the shares issuable pursuant to the option) for an exercise price per share equal to $24.07 (the "Stock Option Agreement"). Such option would be exercisable in the event that the Merger is not consummated and prior to March 31, 2000, Company or Centennial enters into any agreement regarding (a) the recapitalization, merger, or consolidation of Company or Centennial, (b) the sale of a significant amount of assets of Company or Centennial, (c) the purchase or sale of shares of capital stock of Company or Centennial, or (d) any similar transactions involving Company or Centennial, other than the transactions contemplated by this Agreement.

     5.13 Director Letters of Intent. Prior to the date the Proxy Statement is first mailed to shareholders of Company, Company shall have caused each of its directors to provide to Commerce letters indicating such director's intent to vote all shares of Company Common Stock beneficially owned by him or her, in favor of the Merger.

     5.14 Certain Financial Statement Adjustments. Prior to Closing, Company agrees to make such pre-closing adjustments to its stub financial statements as shall be reasonably requested by Commerce (the "Requested Adjustments"). In the event that this Agreement is terminated pursuant to Section 7.1 and Company is not able to reverse such Requested Adjustments, Commerce agrees to reimburse Company for any loss or expense incurred as a result of such Requested Adjustments.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     6.1 Conditions to Each Party's Obligation. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

     (a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

     (b) Other Approvals. All authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (all the foregoing, "Consents") which are necessary pursuant to the Merger, other than immaterial Consents which, if not obtained, would have no material adverse effect on the consummation of the transactions contemplated by this Agreement or on either Commerce, Sub or the Surviving Corporation, shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect.

     (c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the transactions contemplated by this Agreement or the Transaction Agreements shall be in effect. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement or the Transaction Agreements, by any Federal, state or foreign Governmental Entity of competent jurisdiction which makes the consummation of the transactions contemplated by this Agreement or the Transaction Agreements illegal.

     (d) Registration Statement. The Registration Statement shall become effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

     6.2 Conditions to Obligations of Commerce and Sub. The obligation of Commerce and Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived by Commerce and Sub:

     (a) Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Commerce and Sub shall have received a certificate signed on behalf of Company by its President and Chief Executive Officer to such effect.

     (b) Performance of Obligations. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Commerce and Sub shall have received a certificate signed on behalf of Company by its any executive officer to such effect.

     (c) Corporate Action. Commerce and Sub shall have received a copy of the resolution or resolutions duly adopted by the Board of Directors (or a duly authorized committee thereof) of Company and of the holders of the Company Common Stock authorizing the execution, delivery and performance by Company of this Agreement and the other Transaction Agreements, certified by the Secretary or an Assistant Secretary of Company.

     (d) Material Adverse Effect. Except as disclosed to Commerce and Sub in writing prior to the date hereof, no material adverse effect upon Company shall have occurred since December 31, 1999 and Company shall not be a party to or so far as Company is aware, threatened with, and to Company's knowledge there is no reasonable basis for, any legal action or other proceeding before any court, any arbitrator of any kind or any government agency, which in the reasonable judgment of Commerce and Sub, could have a material adverse effect upon Company, and Commerce and Sub shall have received a certificate signed on behalf of Company by its President and Chief Executive Officer to such effect.

     (e) Closing Documents. Commerce and Sub shall have received from Company such certificates and other closing documents as counsel for Commerce shall reasonably request.

     (f) Financial Measures. On the Closing Date, Company's stockholders' equity shall not be less than $14,345,000, and the Company's loan loss reserve shall not be less than $2,160,000, all as determined on the basis of the financial statements of Company as prepared in accordance with generally accepted accounting principles consistently applied and applicable bank regulatory instructions.

     (g) Sales of Shares. Each person who is an "affiliate" (as defined in Rules 145 and 405 adopted under the Securities Act) of the Company at the time this Agreement is submitted to approval of the stockholders of the company shall deliver to Commerce a letter substantially in the form of Exhibit 5.1(c) whereby such affiliate represents to and agrees with Commerce that he shall not sell, pledge, transfer or otherwise dispose of any shares of stock of Commerce held by such person or any shares of Commerce Common Stock to be received by such person in the Merger except in compliance with the applicable provisions of the Securities Act and until such time as financial results covering at least 30 days of combined operations of Commerce and Company shall have been published.

     (h) Tax Representations. Each shareholder of Company owning more than 10% of the outstanding Company Common Stock shall have made those representations reasonably requested by counsel and necessary to enable them to render the opinion described in paragraph (j) below.

     (i) Dissenting Shareholders. Company Dissenting Shares shall not constitute more than 8% of the outstanding shares of Company Common Stock on the Closing Date. Notwithstanding anything in this Agreement to the contrary, Commerce shall not be entitled to waive the condition contained in this subsection unless it commits to provide the Surviving Corporation with funds necessary to pay the aggregate appraisal amount for such Company Dissenting Shares.

     (j) Tax Opinion. Commerce shall have received the opinion of Blackwell Sanders Peper Martin LLP, counsel to Commerce, dated the Closing Date, in form and substance reasonably satisfactory to Commerce, to the effect that the Merger should be treated for Federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.

     (k) Cancellation of Unexercised Options. Company will have taken all necessary corporate action to cause the cancellation, effective as of the Closing Date, of all outstanding options under the Company's stock option plans which remain unexercised at the Closing Date.

     (l) Opinion of Counsel. Commerce shall have received an opinion of Armstrong Teasdale LLP dated the Closing Date in form and substance reasonably satisfactory to Commerce covering the matters set out in Exhibit 6.2(l) hereto.

     (m) Memorandum of Understanding. Company and Centennial shall have taken all actions and made all reimbursements required to be taken or made in connection with the proposed Memorandum of Understanding between the Board of Directors of Centennial and the Regional Director of the Kansas City Region of the FDIC, as referenced in Section 3.1(l) of the Company Disclosure Schedule, and any other proposed or final Memorandum of Understanding or Agreement with, or directive by, the FDIC with respect to the Compliance Report of Examination prepared as of the close of business June 12, 2000, by Examiner Mark A. Haley of the FDIC. Company or Centennial shall have received written documentation from the FDIC that the obligations of Company and Centennial with respect to the proposed Memorandum of Understanding or such other agreement or directive with the FDIC have been fully performed and Company and Centennial have no further obligations thereunder.

     6.3 Conditions to Obligations of Company. The obligation of Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived by Company:

     (a) Representations and Warranties. The representations and warranties of Commerce and Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Company shall have received a certificate signed on behalf of Commerce and Sub by an executive officer to such effect.

     (b) Performance of Obligations. Commerce and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and Company shall have received a certificate signed on behalf of Commerce and Sub by an executive officer to such effect.

     (c) Corporate Action. Company shall have received a copy of the resolution or resolutions duly adopted by the Board of Directors (or a duly authorized committee thereof) of Commerce and Sub authorizing the execution, delivery and performance by Commerce and Sub of this Agreement and the other Transaction Agreements, certified by the Secretary or an Assistant Secretary of Commerce and Sub.

     (d) Tax Opinion. Company shall have received, at Commerce's expense, an opinion of Commerce's counsel, addressed to Company and its shareholders and in form and substance reasonably satisfactory to Company and Company counsel, dated the Closing Date, to the effect that the Merger will be a tax-free reorganization under Section 368(a) of the Code and no gain or loss will be recognized by the shareholders of Company to the extent they receive Commerce Common Stock solely in exchange for shares of Company Common Stock.

     (e) Material Adverse Effect. Except as disclosed to Company in writing prior to the date hereof, no material adverse effect upon Commerce or Sub shall have occurred since June 30, 2000 and Commerce or Sub shall not be a party to or so far as Commerce and Sub are aware, threatened with, and to Commerce's and Sub's knowledge there is no reasonable basis for, any legal action or other proceeding before any court, any arbitrator of any kind or any governmental agency, which in the reasonable judgment of Company, could have a material adverse effect upon Commerce or Sub, and Company shall have received a certificate signed on behalf of Commerce and Sub by an executive officer to such effect.

     (f) Closing Documents. Company shall have received from Commerce and Sub such certificates and other closing documents as counsel for Company shall reasonably request.

     (g) Fairness Opinion. Company shall have received a written "bring-down" opinion of Stifel, Nicolaus & Company, Incorporated, dated as of the date of Company's Proxy Statement, to the effect that, as of such date, the consideration to be received by the holders of the Company Common Stock in the Merger is fair to the holders of the Company Common Stock from a financial point of view.

     (h) Opinion of Counsel. Company shall have received an opinion of Blackwell Sanders Peper Martin LLP, counsel to Commerce, dated the Closing Date, in form and substance reasonably satisfactory to Company covering the matters set forth in Exhibit 6.3(h) hereto.

                                  ARTICLE VII

                           TERMINATION AND AMENDMENT

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after adoption of the Agreement by the shareholders of Company:

     (a) by mutual consent of Commerce, Sub and Company in a written instrument;

     (b) by either Commerce, Sub or Company (i) upon written notice to the other party if any Bank Regulator shall have issued an order denying approval of the Merger and the other material aspects of the transactions contemplated by this Agreement or if any Governmental Entity of competent jurisdiction shall have issued a final permanent order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or (ii) if any Governmental Entity of competent jurisdiction shall have issued an order in connection with the transactions contemplated hereby imposing a Burdensome Condition on Commerce, Sub or the Surviving Corporation, and in any such case the time for appeal or petition for reconsideration of any such order referred to in clauses (i) or (ii) shall have expired without such appeal or petition being granted;

     (c) by either Commerce, Sub or Company if the Merger shall not have been consummated on or before March 31, 2001; provided that if the Merger shall not have been consummated on or before such date, such termination date may be extended by up to 60 days thereafter (i) at the election of the non-breaching party, if the Merger shall not have been consummated due to the volitional breach of any material representation, warranty or covenant in this Agreement by Commerce, Sub or Company, or (ii) at the election of the party who has requested any Requisite Regulatory Approval, in the event that the Merger shall not have been consummated due to the fact that any such Requisite Regulatory Approvals shall not yet have been received;

     (d) by Commerce or Sub in the event of a breach by Company of any representation, warranty or covenant contained in this Agreement, which breach
(i) either is not cured within 45 days after the giving of written notice to Company, or is of a nature which cannot be cured prior to the Closing and (ii) would entitle the non-breaching party to elect not to consummate the transactions contemplated hereby pursuant to ARTICLE VI;

     (e) by Company in the event of a breach by Commerce or Sub of any representation, warranty or covenant contained in this Agreement, which breach
(1) either is not cured within 45 days after the giving of written notice to Commerce and Sub or is of a nature which cannot be cured prior to the Closing and (2) would entitle the non-breaching party to elect not to consummate the transactions contemplated hereby pursuant to ARTICLE VI;

     (f) (i) by Commerce or Sub if, in accordance with Section 5.2, the Board of Directors of Company fails to recommend adoption of this Agreement by the shareholders of Company, or amends or modifies such recommendation in a manner materially adverse to Commerce or Sub or withdraws such recommendation to the shareholders of Company;

          (ii) by Company if the condition set forth in Section 6.3(g) is not satisfied;

     (g) by Commerce, Sub or Company, if the Company Shareholder Approval shall not have been obtained at a duly held meeting of shareholders of Company held for such purpose or at any adjournment, postponement or continuation thereof;

     (h) (i) by Commerce or Sub in the event there has been a change, or any event involving a prospective change, in the business, financial condition, results of operations or prospects of Company or any of its Subsidiaries which has had, or would be reasonably likely to have, a material adverse effect on Company; provided, however, that termination pursuant to this subsection (i) shall be effective 45 days after the giving of written notice to Company if the change or event described in said notice has not been cured; and provided, further that termination under this subsection (i) shall be effective immediately after the giving of written notice if said change or event cannot be cured prior to the Closing; and

          (ii) by Company in the event there has been a change, or any event involving a prospective change, in the business, financial condition, results of operations or prospects of Commerce, Sub or any of its Subsidiaries which has had, or would be reasonably likely to have, a material adverse effect on Commerce or Sub; provided, however, that termination pursuant to this subsection (ii) shall be effective 45 days after the giving of written notice to Commerce and Sub if the change or event described in said notice has not been cured; and provided, further that termination under this subsection (ii) shall be effective immediately after the giving of written notice if said change or event cannot be cured prior to Closing.

     7.2 Effect of Termination. Termination of this Agreement shall not terminate or affect the obligations of the parties under Section 5.6 or otherwise to pay expenses as provided elsewhere herein, to maintain the confidentiality of the other party's information pursuant to Section 4.1 or the provisions of this Section 7.2 or of Section 8.2 or 8.6, and shall not affect any agreement after such termination. The parties agree that any termination of this Agreement shall not in any manner release or be construed as so releasing the nonterminating party or parties or their respective officers or directors from any liability or damage to the other party or parties arising out of, in connection with or otherwise relating to, directly or indirectly, such parties willful breach of its covenants, agreements, representations or warranties hereunder, except to the extent expressly provided herein.

     7.3 Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of this Agreement by the shareholders of Company, but after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4 Extension; Waiver. At any time prior to the Closing Date, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Survival of Representations, Warranties and Covenants. No investigation by Commerce, Sub or Company made before or after the date hereof shall affect the representations and warranties which are contained in this Agreement; provided that all representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time other than covenants and agreements that by their terms are to survive or be performed, in whole or in part, after the Effective Time; provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive Commerce, Sub or Company (or any director or officer thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either Commerce, Sub or Company, the aforesaid representations, warranties, covenants and agreements being material inducements to the consummation by Commerce, Sub and Company of the transactions contemplated herein.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

     (a) if to Company, to:

         Breckenridge Bancshares Company
         9850 St. Charles Rock Road
         St. Ann, Missouri 63074
         Attention: Jerry L. Byrd, Sr.
         Fax: (314) 423-0478

         with a copy to:

         Armstrong Teasdale LLP
         One Metropolitan Square, Suite 2600
         St. Louis, Missouri 63102-2740
         Attention: Thomas Cummings
         Fax: (314) 621-5065

         and

         Stifel, Nicolaus & Company, Incorporated
         501 North Broadway
         One Financial Plaza
         St. Louis, Missouri 63012
         Attention: Patrick Koster
         Fax: (314) 342-2275

     (b) if to Commerce or Sub, to:

         Commerce Bancshares, Inc.
         8000 Forsyth Boulevard
         Clayton, Missouri 63105
         Attention: A. Bayard Clark
         Fax: (314) 746-3039
with a copy to:

Commerce Bancshares, Inc.
1000 Walnut -- 18th Floor
Kansas City, Missouri 64106
Attention: J. Daniel Stinnett, Esq.
Fax: (816) 234-2333

and

Blackwell Sanders Peper Martin LLP
Two Pershing Square
2300 Main Street, Suite 1100
Kansas City, Missouri 64108
Attention: Dennis P. Wilbert, Esq.
Fax: (816) 983-8080

     8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

     8.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.5  Entire Agreement; No Third Party Beneficiaries; Rights of
Ownership. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement, and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The parties hereby acknowledge that, except as hereinafter agreed to in writing, no party shall have the right to acquire or shall be deemed to have acquired shares of common stock of the other party pursuant to the Merger until consummation thereof. No current or former employee of Company, Commerce, Sub, or any of their respective Subsidiaries, shall be construed as a third party beneficiary under this Agreement, and no provision in this Agreement shall create any right in any such employee (or his or her beneficiary or dependent) for any reason, including, without limitation, in respect of employment, continued employment, or resumed employment with the Surviving Corporation, Company, Commerce or Sub (or any of their respective Affiliates) or in respect of any benefits that may be provided, directly or indirectly, under any Benefit Plan maintained by the Surviving Corporation, Company, Commerce or Sub (or any of their respective Affiliates).

     8.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri without giving effect to the principles of conflicts of law.

     8.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

     8.9 Publicity. Commerce, Sub, Centennial, and Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other parties, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other parties (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by law. Without limiting the reach of the preceding sentence, Commerce, Sub and Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party. In addition, Company and its Subsidiaries shall (a) consult with Commerce and Sub regarding communications with customers, shareholders, prospective investors and employees related to the transactions contemplated hereby, (b) provide Commerce and Sub with shareholders lists of Company and (c) allow and facilitate Commerce and Sub contact with shareholders of Company and other prospective investors.

     IN WITNESS WHEREOF, Commerce, Sub and Company have caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of date first above written.

                                            COMMERCE BANCSHARES, INC.

                                            By:     /s/ A. BAYARD CLARK
                                              ----------------------------------
                                            Name: A. Bayard Clark
                                            Title:  Executive Vice President and
                                                    Chief
                                                    Financial Officer

                                            CBI-KANSAS, INC.

                                            By:     /s/ A. BAYARD CLARK
                                              ----------------------------------
                                            Name: A. Bayard Clark
                                            Title:  Vice President

                                            BRECKENRIDGE BANCSHARES   COMPANY

                                            By:   /s/ JERRY L. BYRD, SR.
                                              ----------------------------------
                                            Name: Jerry L. Byrd, Sr.
                                            Title:  President

                                   APPENDIX B

                       SECTION 351.455 OF THE GENERAL AND
                      BUSINESS CORPORATION LAW OF MISSOURI

     351.455 SHAREHOLDER WHO OBJECTS TO MERGER MAY DEMAND VALUE OF SHARES, WHEN.

     1. If a shareholder of a corporation which is a party to a merger or consolidation shall file with such corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his certificate or certificates representing said shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty day period shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof.

     2. If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing said shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

     3. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

     4. The right of a dissenting shareholder to be paid the fair value of his shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

                                   APPENDIX C

October 20, 2000

Board of Directors
Breckenridge Bancshares Company
9850 St. Charles Rock Road
St. Ann, MO 63074

Members of the Board:

     You have requested our opinion as to the fairness from a financial point of view to the shareholders of Breckenridge Bancshares Company ("Breckenridge") of 835,000 shares of common stock, $5.00 par value per share, of Commerce Bancshares, Inc. ("Commerce") (equivalent to an exchange ratio (the "Exchange Ratio") of .8192 shares of Commerce common stock to be exchanged for each share of common stock, $1.00 par value per share, of Breckenridge) pursuant to the terms of the Agreement and Plan of Merger, dated as of October 20, 2000 (the "Agreement") by and between Commerce and Breckenridge. For the purposes of our opinion, we have assumed that the merger of Breckenridge with Commerce pursuant to the Agreement (the "Merger") will be consummated as provided in the Agreement, will constitute a tax-free reorganization as contemplated by the Agreement and will qualify as a pooling of interests for accounting purposes.

     Stifel, Nicolaus & Company, Incorporated, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Breckenridge and Commerce and have completed our financial analysis of this transaction. In the ordinary course of its business, Stifel Nicolaus actively trades equity securities of Commerce for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     In rendering our opinion, we have reviewed, among other things: the form of the Agreement as executed on October 20, 2000; the financial statements of Breckenridge and Commerce provided by Breckenridge and included in the 10-Ks for the 5 years ended December 31, 1999 for Commerce, as well as appropriate interim financial information; and certain internal financial analyses and forecasts for Breckenridge and Commerce prepared by their respective management and consensus earnings estimates for Commerce. We have conducted conversations with Breckenridge's and Commerce's senior management regarding recent developments and management's financial forecasts for Breckenridge and Commerce. We have also compared certain financial and securities data as appropriate of Breckenridge and Commerce with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of Commerce, reviewed the financial terms of certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the commercial banking and thrift industries generally.

     In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to us or that was otherwise reviewed by us and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us, we have assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Breckenridge and Commerce as to the future operating and financial performance of Breckenridge and Commerce, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which we could form our opinion. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Breckenridge or Commerce since the date of the last financial statements made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the financial statements of Breckenridge and Commerce are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal or physical inspection of Breckenridge's or Commerce's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of Breckenridge or Commerce. We relied on advice of Breckenridge's counsel as to all legal matters with respect to Breckenridge, the Agreement and the transactions and other matters contained or contemplated therein. We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. Our opinion is directed to the Board of Directors of Breckenridge for its information and assistance in connection with its consideration of the financial terms of the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction, nor have we expressed any opinion as to the prices at which any securities of Breckenridge or Commerce might trade in the future. Except as required by applicable law, including without limitation federal securities laws, our opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel Nicolaus be made, without our prior written consent.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion, as of the date hereof, that the Exchange Ratio pursuant to the Agreement is fair to the holders of Breckenridge Common Stock from a financial point of view.

Very truly yours,

/s/ STIFEL, NICOLAUS & COMPANY, INCORPORATED

Stifel, Nicolaus & Company, Incorporated

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 351.355 of the Missouri Revised Statutes (1986) allows indemnification of corporate directors and officers by a corporation under certain circumstances as therein specified against liabilities, expenses, counsel fees and costs reasonably incurred in connection with or arising out of any action, suit, proceeding or claim in which such person is made a party by reason of such person being or having been such director or officer.

     Section 351.355 also permits such persons to seek indemnification under any applicable bylaw, agreement, vote of shareholders or disinterested directors or otherwise. Section 351.355 also permits corporations to maintain insurance for officers and directors against liabilities incurred while acting in such capacities whether or not the corporation would be empowered to indemnify such persons under this section.

     There is also in effect a bylaw provision entitling officers and directors to be indemnified by Commerce from and against any and all of the expenses, liabilities or other matters covered by said provision.

ITEM 21. EXHIBITS

     The following exhibits are filed herewith or incorporated herein by reference. Documents designated by an asterisk (*) are incorporated by reference pursuant to Rule 411 of the Securities Act of 1933, as amended.

        EXHIBIT
         NUMBER
        -------
          2              -- Agreement and Plan of Merger dated the 20th day of
                            October, 2000, among the Registrant, CBI-Kansas, Inc. and
                            Breckenridge Bancshares Company (included as Appendix A
                            to the proxy statement/prospectus).
          3(a)*          -- Restated Articles of Incorporation, as currently amended, were filed in the quarterly report on Form 10-Q for the
                            quarter ended June 30, 1999, and the same are hereby
                            incorporated by reference.
          3(b)*          -- Restated By-Laws, as currently amended, were filed in the quarterly report on Form 10-Q for the quarter ended June
                            30, 1996, and the same are hereby incorporated by
                            reference.
          4(a)           -- Pursuant to paragraph 4(iii) of Item 601 of Regulation
                            S-K, Registrant will furnish to the Commission upon
                            request copies of long-term debt instruments.
          4(b)*          -- Shareholder Rights Plan contained in an Amended and
                            Restated Rights Agreement was filed on Form 8-A12 G/A
                            dated June 7, 1996, and the same is hereby incorporated
                            by reference.
          4(c)*          -- Form of Rights Certificate and Election to Exercise was
                            filed on Form 8-A12 G/A dated June 7, 1996, and the same
                            is hereby incorporated by reference.
          4(d)*          -- Form of Certificate of Designation of Preferred Stock was
                            filed on Form 8-A12 G/A dated June 7, 1996, and the same
                            is hereby incorporated by reference.
          5              -- Opinion of Blackwell Sanders Peper Martin LLP.
          8              -- Opinion of Blackwell Sanders Peper Martin LLP.
         10(a)*          -- Commerce Bancshares, Inc. Executive Incentive
                            Compensation Plan amended and restated as of December 31,
                            1999, was filed in annual report on Form 10-K dated March
                            17, 2000, and the same is hereby incorporated by
                            reference.

        EXHIBIT
         NUMBER
        -------
         10(b)*          -- Commerce Bancshares, Inc. Incentive Stock Option Plan
                            amended and restated as of October 4, 1996 was filed in
                            quarterly report on Form 10-Q dated November 8, 1996, and
                            the same is hereby incorporated by reference.
         10(c)*          -- Commerce Bancshares, Inc. 1987 Non-Qualified Stock Option
                            Plan amended and restated as of October 4, 1996, was
                            filed in quarterly report on Form 10-Q dated November 8,
                            1996, and the same is hereby incorporated by reference.
         10(d)*          -- Commerce Bancshares, Inc. Stock Purchase Plan for
                            Non-Employee Directors amended and restated as of October
                            4, 1996 was filed in quarterly report on Form 10-Q dated
                            November 8, 1996, and the same is hereby incorporated by
                            reference.
         10(e)*          -- Copy of Supplemental Retirement Income Plan established by Commerce Bancshares, Inc. for James M. Kemper, Jr. was
                            filed in annual report on Form 10-K dated March 6, 1992,
                            and the same is hereby incorporated by reference.
         10(f)*          -- Commerce Bancshares, Inc. 1996 Incentive Stock Option
                            Plan amended and restated as of October 4, 1996 was filed
                            in quarterly report on Form 10-Q dated November 8, 1996,
                            and the same is hereby incorporated by reference.
         10(g)*          -- Commerce Executive Retirement Plan was filed in annual
                            report on Form 10-K dated March 8, 1996, and the same is
                            hereby incorporated by reference.
         10(h)*          -- Commerce Bancshares, Inc. Restricted Stock Plan amended and restated as of February 4, 2000 was filed in annual
                            report on Form 10-K dated March 17, 2000, and the same is
                            hereby incorporated by reference.
         10(i)*          -- Form of Severance Agreement between Commerce Bancshares,
                            Inc. and certain of its executive officers entered into
                            as of October 4, 1996 was filed in quarterly report on
                            Form 10-Q dated November 8, 1996, and the same is hereby
                            incorporated by reference.
         10(j)*          -- Trust Agreement for Commerce Bancshares, Inc. Executive
                            Incentive Compensation Plan was filed in annual report on
                            Form 10-K dated March 17, 2000, and the same is hereby
                            incorporated by reference.
         21*             -- The list of subsidiaries of Commerce was filed in annual report on Form 10-K dated March 8, 1996, and the same is
                            hereby incorporated by reference.
         23(a)           -- Consent of KPMG LLP.
         23(b)           -- Consent of Baird, Kurtz & Dobson.
         23(c)           -- Consents of Blackwell Sanders Peper Martin LLP (included in Exhibits 5 and 8).
         23(d)           -- Consent of Stifel, Nicolaus & Company, Incorporated.
         24              -- Powers of Attorney.

ITEM 22. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange of 1934 (and, where applicable, each filing of employee benefit plans annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (2) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (3) That, every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 will be filed as part of an amendment of the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) To respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on December 15, 2000.

                                            COMMERCE BANCSHARES, INC.

                                            By:  /s/ J. DANIEL STINNETT
                                            ------------------------------------
                                                     J. Daniel Stinnett
                                               Vice President, Secretary and
                                                      General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the
capacities indicated on             , 2000.

                      SIGNATURE                                            TITLE
                      ---------                                            -----

                          *                            Chairman of the Board, President and Chief
-----------------------------------------------------    Executive Officer (Principal Executive
                   David W. Kemper                       Officer) and Director

                          *                            Executive Vice President (Principal Financial
-----------------------------------------------------    Officer)
                   A. Bayard Clark

                          *                            Controller (Principal Accounting Officer)
-----------------------------------------------------
                 Jeffrey D. Aberdeen

                          *                            Director
-----------------------------------------------------
                   Giorgio Balzer

                          *                            Director
-----------------------------------------------------
                    Fred L. Brown

                          *                            Director
-----------------------------------------------------
                    John R. Capps

                          *                            Director
-----------------------------------------------------
                   W. Thomas Grant

                          *                            Director
-----------------------------------------------------
                James B. Hebenstreit

                          *                            Director
-----------------------------------------------------
                 Jonathan M. Kemper

                          *                            Director
-----------------------------------------------------
                    Mary Ann Krey

                      SIGNATURE                                            TITLE
                      ---------                                            -----

                          *                            Director
-----------------------------------------------------
                    Terry O. Meek

                          *                            Director
-----------------------------------------------------
              Benjamin F. Rassieur III

                          *                            Director
-----------------------------------------------------
                John H. Robinson, Jr.

                          *                            Director
-----------------------------------------------------
                    L. W. Stolzer

                          *                            Director
-----------------------------------------------------
                  Andrew C. Taylor

                          *                            Director
-----------------------------------------------------
               William A. Sullins, Jr.

                          *                            Director
-----------------------------------------------------
                   Robert H. West

                                            By:  /s/ J. DANIEL STINNETT
                                            ------------------------------------
                                                     J. Daniel Stinnett
                                                      Attorney-in-Fact

                                             as attorney-in-fact for the above
                                            officers and directors marked by an
                                                         asterisk